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07024933

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intesa Sanpaolo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 09 2007 E

THOMSON FINANCIAL

FILE NO. 82- 35020 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/5/07

INTESA SANPAOLO

Consolidated Report as at 31st March 2007

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. *The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This document contains certain forward-looking statements and forecasts reflecting management's current views with respect to certain future events. The Intesa Sanpaolo Group's ability to achieve its projected results is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions.*

The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- *the Group's ability to successfully integrate the employees, products, services and systems of the merger of Banca Intesa S.p.A. and SANPAOLO IMI S.p.A. as well as other recent mergers and acquisitions;*
- *the impact of regulatory decisions and changes in the regulatory environment;*
- *the impact of political and economic developments in Italy and other countries in which the Group operates;*
- *the impact of fluctuations in currency exchange and interest rates; and*
- *the Group's ability to achieve the expected return on the investments and capital expenditures it has made in Italy and in foreign countries.*

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.

INTESA SANPAOLO

Consolidated report as at 31st March 2007

Intesa Sanpaolo S.p.A.
Registered office: Piazza San Carlo, 156 10121 Torino Secondary registered office: Via Monte di Pietà, 8 20121 Milano Share capital 6,646,547,922.56 Euro Registration number on the Torino Company Register and Fiscal Code 00799960158 VAT number 10810700152 Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Intesa Sanpaolo", included in the National Register of Banking Groups.

Contents

Supervisory Board, Management Board, General Management, Manager in charge of preparing the Company's financial reports and Independent Auditors

Supervisory Board

Chairman	Giovanni BAZOLI
Deputy Chairmen	Antoine BERNHEIM Rodolfo ZICH
Members	Carlo BAREL DI SANT'ALBANO Pio BUSSOLOTTO Rosalba CASIRAGHI Giovanni COSTA Franco DALLA SEGA Gianluca FERRERO Angelo FERRO Pietro GARIBALDI Fabrizio GIANNI Giulio LUBATTI Giuseppe MAZZARELLO Eugenio PAVARANI Gianluca PONZELLINI Gian Guido SACCHI MORSIANI Ferdinando TARGETTI Livio TORIO

Management Board

Chairman	Enrico SALZA
Deputy Chairman	Orazio ROSSI
Managing Director and Chief Executive Officer	Corrado PASSERA
Members	Elio CATANIA Giuseppe FONTANA Gianluigi GARRINO Giovanni Battista LIMONTA Virgilio MARRONE Emilio OTTOLENGHI Giovanni PERISSINOTTO Marcello SALA

General Management

Deputy to the CEO	Pietro MODIANO
General Manager	Francesco MICHELI

Manager in charge of preparing the Company's financial reports	Bruno PICCA
Independent Auditors	RECONTA ERNST & YOUNG S.p.a.

Intesa Sanpaolo Group - Financial highlights and alternative performance measures

Statement of income (in millions of euro)	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	2,433	2,149	284	13.2
Net fee and commission income	1,627	1,675	-48	-2.9
Profits (losses) on trading	440	502	-62	-12.4
Income from insurance business	101	95	6	6.3
Operating income	4,687	4,489	198	4.4
Operating costs	-2,347	-2,326	21	0.9
Operating margin	2,340	2,163	177	8.2
Net adjustments to loans	-326	-297	29	9.8
Net income	4,002	1,253	2,749	

Balance sheet (in millions of euro)	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Loans to customers	331,870	326,750	5,120	1.6
Direct customer deposits	373,269	370,074	3,195	0.9
Indirect customer deposits	545,591	541,757	3,834	0.7
Total assets	598,644	574,650	23,994	4.2
Shareholders' equity	51,254	32,491	18,763	57.7

Operating structure	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Number of employees	99,396	99,953	-557	
Italy	*73,941*	*74,669*	*-728*	
Abroad	*25,455*	*25,284*	*171*	
of which: atypical labour contracts	*296*	*289*	*7*	
Number of financial advisors	4,246	4,216	30	
Number of branches	7,055	6,989	66	
Italy	*5,839*	*5,789*	*50*	
Abroad	*1,216*	*1,200*	*16*	

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

	31.03.2007	31.03.2006 restated (*)	31.12.2006 restated (*)
Profitability ratios (%)			
Cost / Income	50.1	51.8	53.7
Net income / Average shareholders' equity (ROE) (a)	12.8	16.9	17.6
Net income / Adjusted average shareholders' equity (b)	19.0		
Economic Value Added (EVA®) (c) (in millions of euro)	3,332	594	
Risk ratios (%)			
Net doubtful loans / Loans to customers	0.8		0.8
Cumulated adjustments on doubtful loans / Gross doubtful loans to customers	71.9		72.2
Capital ratios (%)			
Tier 1 capital (d) net of preference shares / Risk-weighted assets (Core Tier 1)	7.2		
Tier 1 capital (d) / Risk-weighted assets	8.0		
Total capital (e) / Risk-weighted assets	10.9		
Risk-weighted assets (in millions of euro)	359,038		
Basic earnings per share (basic EPS) (f) – euro	**0.330**		
Diluted earnings per share (diluted EPS) (g) – euro	**0.330**		
Shares			
Number of ordinary shares (thousands) (h)	11,849,332	5,983,374	6,015,588
Share price at period-end - ordinary share (euro)	5.682	4.953	5.785
Average share price for the period - ordinary share (euro)	5.663	4.783	4.903
Average market capitalisation (in millions of euro) (h)	72,543	33,992	33,724
Book value per share (euro) (h)	4.010	2.311	2.615
Adjusted book value per share (euro) (i)	1.577		
Long-term rating			
Moody's	Aa2		
Standard & Poor's	AA-		
Fitch	AA-		

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(a) Ratio between net income and average of share capital, share premium reserve, reserves and valuation reserves. Net income as at 31.03.2007 excludes the net capital gain made on the sale of Cariparma and FriulAdria to Crédit Agricole. Figure for the period is annualised.

(b) Ratio between i) net income excluding non-recurring merger and restructuring related charges and amortisation of merger cost and ii) the sum of average of share capital, share premium reserve, revaluation reserve, deducting the merger difference. Net income as at 31.03.2007 excludes the net capital gain made on the sale of Cariparma and FriulAdria to Crédit Agricole. Figure for the period is annualised.

(c) The indicator represents the economic value generated in the period in favour of shareholders, since it is the portion of net income for the period which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(d) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(e) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(f) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

(g) The dilutive effect is calculated with reference to the programmed issues of new ordinary shares.

(h) Figures for 2006 not restated.

(i) Shareholders' equity after the deduction of merger difference.

Intesa Sanpaolo Group – Financial highlights and alternative performance measures by business area

Statement of income (in millions of euro)	Banca dei Territori		Corporate & Investment Banking		Public Finance		International Subsidiary Banks		Eurizon Financial Group	
	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)
Operating income	3,009	2,804	634	649	62	58	436	350	358	329
Operating costs	-1,547	-1,539	-197	-206	-22	-22	-219	-204	-140	-129
Operating margin	1,462	1,265	437	443	40	36	217	146	218	200

Balance sheet (in millions of euro)	Banca dei Territori		Corporate & Investment Banking		Public Finance		International Subsidiary Banks		Eurizon Financial Group	
	31.03.2007	31.12.2006 restated (*)	31.03.2007	31.12.2006 restated (*)	31.03.2007	31.12.2006 restated (*)	31.03.2007	31.12.2006 restated (*)	31.03.2007	31.12.2006 restated (*)
Loans to customers	210,764	207,455	61,806	60,480	33,209	34,423	18,906	18,370	2,253	2,384
Direct customer deposits	181,729	186,116	68,482	64,993	4,563	4,431	23,761	23,247	30,447	30,483
Assets under management [a]	x	x	x	x	x	x	x	x	193,695	192,453
Allocated capital [b]	10,797	10,037	6,988	6,439	919	798	1,392	1,081	1,414	1,536

Profitability ratios (%)	Banca dei Territori		Corporate & Investment Banking		Public Finance		International Subsidiary Banks		Eurizon Financial Group	
	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)	31.03.2007	31.03.2006 restated (*)
Cost / Income	51.4	54.9	31.1	31.7	35.5	37.9	50.2	58.3	39.1	39.2
ROE before tax [c]	44.3	39.9	23.9	26.3	18.5	18.8	54.8	43.5	59.4	51.0
Economic Value Added (EVA®) (in millions of euro)	548	414	94	112	1	1	100	51	111	105

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area

(a) Include asset management, asset administration, management of institutional customers and third parties and direct customer deposits linked to asset management operations

(b) Figures for 2006 refer to 31st March 2006

(c) Ratio between Income (Loss) before tax from continuing operations and Allocated capital

Intesa Sanpaolo in the first quarter of 2007, the integration process and the Business Plan - Executive summary

The Consolidated report as at 31st March 2007 represents the first interim report of the New Group formed from the integration between Banca Intesa and SANPAOLO IMI.
In the first months of 2007 the Group's management was busy not only in ordinary operations but also in the stimulating and complex integration process between two of the most important European banks.
Economic results achieved in the quarter, the development of the integration process and the objectives of the Business Plan approved in April and the actions to pursue them are briefly illustrated hereafter.

Intesa Sanpaolo in the first quarter of 2007

The statement of income for the first quarter of 2007 closed with a net income of 4 billion euro that benefited from the net capital gain exceeding 2.8 billion euro realised on the sales of Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, provided for by the well-known agreement with Crédit Agricole and also reflected the charges specifically attributable to the merger.
Net of such effects – which are recorded in specific captions under income before tax from continuing operations – net income for the first quarter of 2007 presents an increase with respect to the corresponding period of 2006, which had also benefited from non-recurring income.
Ordinary operations in the first quarter of 2007 presented, in the consistent comparison with the first quarter of 2006, positive results: operating income increased by 4.4%, operating costs by a more contained 0.9%, operating margin by 8.2% and income before tax from continuing operations by 8.4%.
More specifically, net interest income recorded a considerable rise, benefiting from the positive evolution of spreads and volumes, whereas net fee and commission income posted a moderate decline and profits on trading decreased. Results in the quarter of both net fee and commission income and profits on trading were in any case appreciable and this contained the decrease with respect to the first quarter of 2006, when both captions benefited from non-recurring components (in the same period of last year, for example, the FIAT shares deriving from "convertendo" loan had produced, in various ways, profits on trading of 90 million euro).
The modest rise in operating costs, which still reflected to a marginal extent the positive effects of the merger and the new Business Plan, in any case permitted to appreciably improve, as indicated, operating margin. The cost/income ratio was just over 50%.
Net adjustments recorded a moderate rise and, as concerns net adjustments to loans, included the non-recurring effects of the recent initiative aimed at redefining the terms of certain mortgage contracts in a transparent and satisfactory fashion for customers.
Therefore, income before tax from continuing operations totalled 1,955 million euro, with an 8.4% rise on the same figure for the first quarter of 2006.
After the deduction of taxes and considering the economic effects of the mentioned sales and those connected to the merger between Intesa and SANPAOLO IMI – which are recorded in specific captions in the reclassified statement of income – net income for the first quarter of 2007 reached 4,002 million euro, compared to 1,253 million euro in the first three months of 2006.

The integration process between Banca Intesa and SANPAOLO IMI

The integration between Banca Intesa and SANPAOLO IMI is proceeding rapidly, as planned.
Activities connected with the realisation of the merger were completed as scheduled in August 2006, at the time of the announcement of the merger.
The integration process was commenced rapidly and many important results have already been achieved.
First of all, particularly timely was the agreement, reached in December 2006 with all Trade Unions, for a voluntary exit plan, through incentive-driven access to the solidarity allowance of the banking industry. Over-staffing, mainly driven by the rationalisation processes that will affect governance, back-office and ICT activities, is estimated at 6,500 people. New recruitment, as the Plan progresses, is envisaged starting from 2008.

Last January all the decisions were taken in relation to the organisational structure and the geographic areas of the Banca dei Territori Division were identified and rendered operational; at the end of the same month, all the managers responsible for the units were appointed down to 4th level and client profiles were practically defined across the Business Units. Moreover, the distribution model was aligned both for Retail customers (at single area level), and for Corporate and Enterprise customers; for the latter, relationship units are under unification (Corporate) or a main manager has been identified (Enterprise).
In the same month integrated solutions have been implemented for guidance and control systems relating to management and operating reports (down to the individual territorial Area level), to risk control tools and to lending procedures.
In February, the ICT system for the Group was identified and the integration plan was commenced and is due to be completed within the next 18 months, leading to synergies equal to 430 million euro, approximately 160 million euro higher than the figure estimated in the Merger Plan.
In March, the first joint commercial initiatives were launched with the support of specific advertising campaigns (e.g. Conto Zerotondo) and the 2007 - 2009 Business Plan was completed with a direct contribution from all corporate structures.
Lastly, in April, all mandates and operating powers were defined.
The results achieved so far and the numerous activities already carried out make a reasonable forecast possible of the completion of the integration process within 2008 with the integral unification of the ICT system.

Merger key dates

26th August 2006	12th October 2006	25th October 2006	1st December 2006	20th December 2006	1st January 2007
Approval of the Merger Project guidelines BoDs	Approval of the Merger Project BoDs	Approval of the Merger Project Bank of Italy	Approval of the Merger Project EGMs	Approval of the Antitrust Authority	Merger effective

Main results achieved

1st December 2006	2nd January 2007	3rd January 2007	16th January 2007	30th January 2007	1st February 2007	20th February 2007	March 2007	3rd April 2007
Agreement reached with the Unions on management of personnel reduction	Integration of the main planning and control systems	Definition of Top Management organigram and responsibilities for BUs, Governance Areas and Departments	Definition of the geographical areas of the Banca dei Territori	Alignment of commercial policies and organisational structures	Definition of organigram and responsibilities to 4th line	Target IT system identified	Launch of the first products of the New Group	Definition of all operating powers

The 2007 – 2009 Business Plan

Strategic targets

The approval of the 2007 – 2009 Business Plan by the Management Board and Supervisory Board, little over three months from the merger, testifies the great commitment and determination with which Board Members and the management of the New Group have commenced the integration process.
The fundamental targets which Intesa Sanpaolo has set itself, with the definition of the 2007 – 2009 Business Plan are indicated hereafter; greater detail, especially as concerns numbers, is contained in the Plan published on the Intesa Sanpaolo website.
The leadership reached by Intesa Sanpaolo in all banking activity sectors and its European dimension will enable to introduce a deep innovation in the strategy and management of products, services and relationships with 11 million customers in Italy and 7 million customers in new Europe, combining proximity to local territories of its banks with the advantages of the large international bank. At the centre of this constant renewal action will be first and foremost the offering of world-class products at the best market conditions and with maximum cost-effectiveness, user-friendliness and transparency. From this perspective, Intesa Sanpaolo will guarantee its traditional customers utmost care and attention, but will also favour access to banking services of new and creditworthy categories and the dissemination, in

society, of a new financial culture and of mutually responsible behaviour in lending, savings, investment, insurance, and attentive management of own resources.
The new Bank will set at the base of the relationship with its hundreds of thousands of micro, small, medium and large corporate customers – which represent an asset of inestimable economic and social value for their local communities – an integral dedication to their needs, though maintaining a constant commitment also with companies in difficulties, supporting credible entrepreneurs and plans to reach a reorganisation and a permanent relaunch.
Intesa Sanpaolo will contribute to the realisation of a modern economy of services and of the Public Administration, participating in the realisation of the infrastructures necessary for the development of the various European territories and to sustain their competitiveness over time.
People and their quality are the foundations for the realisation and the success of the Plan: results achieved will depend upon the professionalism of the people involved, upon the effective and proactive approach with customers, upon the capacity of interpreting their investment, financing and advisory needs. There will be strong and significant investment on competencies, on values and on behaviour of the one hundred thousand collaborators to which the Bank will dedicate all the resources necessary for their constant personal and professional growth, as precondition and guarantee for a clear, friendly and lasting relationship with customers.
Shareholders (from institutional to individual) which have favoured and supported the formation of Intesa Sanpaolo from the beginning will be able to count on an extremely sound Bank, with best-in-class European efficiency levels, ambitious growth programmes in all sectors and a long-term view which will not disdain any – organic or external – growth and value creation opportunity. From 2007 to 2009 Shareholders will see a considerable rise in the value of their investment through the increase in ordinary dividends and the distribution of at least two "extraordinary dividends", the first of which will be paid in the very near future.

Value creation

The merger between Banca Intesa and SANPAOLO IMI is one of the transactions with the highest value creation opportunities in the European banking scenario in recent years.
The Intesa Sanpaolo Group has set itself ambitious, but reasonable and achievable, economic targets. net income should reach 7 billion euro in 2009, starting from 4.4 billion euro of the pro forma figure of 2006; EVA® (Economic Value Added) is forecast to grow from 1.8 billion euro of 2006 to 4.0 billion euro in 2009. Such results can be achieved through operating income growing on average by 7% per annum, (notwithstanding the negative impact of recent legislative changes relating to bank services and the inclusion in 2006 results of certain non-recurring income components), a slight annual average contraction in operating costs (-0.4%), a cost/income ratio which consequently should decrease to 42.0% in 2009 (-10.2 p.p.) and an adjusted ROE which should grow from 15% in 2006 to 21% in 2009.
As concerns balance sheet and risk profile, objectives will balance growth, via a 9% average annual growth rate of RWA equal with attentive risk monitoring (net adjustments to loans/loans forecast to equal 0.4% during the entire period of the Plan). With reference to regulatory capital ratios, Core Tier 1 is forecast at 6.5% in 2009.
While the targets of the Business Plan are ambitious, they are reasonable insofar as they are based on a conservative economic scenario which forecasts an average growth of the Italian economy of approximately 1.7% for 2007 and 2008 and approximately 1.4% for 2009 and the ECB refinancing rate stable at 3.75% for the whole period of the Plan. Furthermore, the expansion indicated above is compatible with the growth rate over the last 12 months registered by Banca Intesa and SANPAOLO IMI.

Growth of Net income

Sustainable Operating Income growth	**Costs and risks aimed at growth and efficiency**
• The Italian banking market has high growth potential with respect to European averages • Increase compatible with the growth rate over the last 12 months of Banca Intesa and SANPAOLO IMI • Growth rates estimated with a conservative macro-economic scenario	• Increase in growth-related costs and investments • Costs synergies aimed at efficiency • Integrated risk management

The rise in operating income will be supported by the positive trend of net interest income, mainly due to volume development in all the Divisions, with modest price variations, lower than those contained in the scenario of the Italian banking system.

The growth in net fee and commission income will especially derive from the exploitation of the considerable development potential deriving from the sharing of internal commercial best practice, from a marked drive for product innovation, from the increase in the service content, thanks to the massive investments programmed to enhance commercial activities (personnel training and development of new IT platforms).
In particular, the most significant contributions will be originated by:

- seizing the opportunities of the "open architecture" strategies in asset management;
- increase in credit card penetration;
- significant growth in insurance products linked to loan product offering;
- higher cross-selling on all customer segments;
- growth in trade and transactional services for Corporate and SME clients;
- securities services development;
- growth in income from insurance business, thanks to the introduction of new pension products and the shift of the offered range in the direction of products with a wider insurance content (additional coverage and casualty coverage).

The achievement of these targets will positively affect Shareholders: total dividends, paid for the 2006, 2007, 2008 and 2009 financial years, are expected to amount to at least 18 billion euro. More specifically: "ordinary dividends" will rise from over 2.8 billion euro for 2006 to 4.5 billion for 2009, equal to a pay-out of approximately 65% for 2009 (dividend per share from 0.22 euro for 2006 to 0.35 euro for 2009); "extraordinary dividends" will amount to 2 billion euro in 2007, and a further 2 billion euro in 2008. Furthermore, any excess capital in relation to the 6.5% target of Core Tier 1 ratio in 2009 will be distributed.

The sustainable growth process

The 2007 - 2009 Business Plan is based on the improvement and development of all management variables: revenue growth, cost efficiency, asset and risk optimisation. However, the distinguishing feature of the Plan is undoubtedly the sustainable nature of the revenue growth, based on solid divisional plans and numerous operational projects already under way, common to all the Divisions: product and service innovation, promotional activity, increased commercial activity, increased investment in training, investments in technology and real estate assets.

The **Banca dei Territori** has the mission of growing, confirming its excellence in client relations by means of its strong presence in the regions, the high level of expertise of its commercial staff, and its own role as the leading Bank in the Country as well as establishing new standards of excellence in all aspects of customer service.
A first key feature of the model is the presence in the territory not merely with regional offices but with real decision-making centres: the Banca dei Territori (literally, Territorial Banks). This is the starting point for taking advantage of local brands and, in particular, for an organisational model which revolves around the role of the persons who work in close contact with clients.
A second and decisive aspect concerns the possibility of offering the client access to products and services at competitive market rates, thanks to economies of scale and scope which only the leading Bank in the country can have.
The final aspect involves the possibility of offering customers not only the proximity typical of a local bank, but also the skills, professionalism and international structures which only a major national and international bank is able to guarantee in each territory.
The main strategic guidelines of the Division for the realisation of the Plan's targets are:

- helping customers to make informed choices suited to their needs, providing innovative and cost effective products (e.g. guaranteed funds, investment management for old aged, advisory on investments) and privileging service and advisory aspects;
- providing households with the best-in-class financing solutions at competitive conditions, while extending the offering also to new social segments (e.g. retired people);
- supporting the management of companies and their development in the innovation, internationalisation and dimensional growth phases, generational change, entry into financial markets, also by means of direct intervention with risk capital;
- creating standards of excellence in both products and services for the Private segment, leveraging on a specialised Bank, through the development of a new offer and a differentiated service model by customer segments and pursuing an internationalisation strategy;

- favouring the development of social companies and of Non-Profit organisations more in genera with the establishment of a specialised Bank.

Strategic guidelines	
Banca dei Territori	• Helping customers to make informed choices suited to their needs, providing innovative and good value products • Providing households with the best in class financing solutions at competitive conditions, while extending the offering also to new social segments • Supporting the management of companies and their development in the innovation, internationalisat on and dimensional growth phases • Creating standards of excellence in both products and services for the Private segment, leveraging on a specialised Bank • Favouring the development of social companies and of Non-Profit organisations more in general leveraging on a specialised Bank

The main statement of income and balance sheet targets of Banca dei Territori are a 7.3% average annual growth rate in operating income, a slight contraction in operating costs, average annual growth rates of 10.8% in risk-weighted assets and of 10.9% in loans to customers.

The **Corporate & Investment Banking** Division has the mission to serve Italian Mid and Large Corporates and Financial Institutions by means of an integrated approach which combines Commercial Banking (ordinary and specialised credit, transaction services), Investment Banking (M&A and Structured Finance) and Merchant Banking (risk capital in support of corporate growth).
The Group already presents product excellence in Capital Markets, in Securities and Transaction Services, in Factoring and in International Trade Services.
The strategic priorities of the main Business units of the Division will be: the consolidation in the management of Corporate Relationships, taking advantage of the strong penetration and the distinctive product skills of dedicated specialised managers; growth of Corporate activities on markets abroad, favouring the internationalisation of Italian companies and developing relationships with the best multinationals in the world in strategic industries; further development of relationships with Financial Institutions, as a result of a specialised coverage model and a dedicated offering for clients with high potential, with attention to the development of business in Eastern Europe; focus on Transaction Service operations via integration of the activities carried out within the Group and the assessment of international partnerships; the will to perform a guiding role in Italy in Investment Banking (M&A and Structured Finance), with the launch of dedicated products for Financial Institutions and the selective development abroad in target segments and products (e.g. emerging markets); enhancing the Merchant Banking business, in support of the most important and strategic corporate situations both on the domestic market and in interesting markets abroad; the leadership in Capital Market activities through the merger between Banca Caboto and Banca IMI; strengthening factoring activities, reinforcing leadership position in the Italian market and development of factoring activities abroad.

Strategic guidelines	
Corporate & Investment Banking	• Leadership in management of Italy's Corporate Relationships • Strengthening of Foreign Network to support Corporate Relationships • Strong development of Financial Institutions and Transaction Services • Leadership in Italy in Capital Markets • Leadership in domestic Investment Banking and selective international development • Enhancement of Merchant Banking businesses • Development of factoring business and of Trade Services

Targets for the Division are: a 7.4% annual average growth rate in operating income and practically stable operating costs, and average annual growth rates of 4.9% in risk-weighted assets and of 10.7% in loans to customers.

The purpose of the **Public Finance** Business Unit is to serve the Central and Local Public Authorities, Public Entities, General Contractors and Public Utilities and public and private Healthcare structures developing medium-long term financing, project financing, commercial banking (including payments, treasury), investment banking (including securitisations, bond issues), specialised factoring and financial advisory services. The strategic priorities of the Public Finance Business Unit are:

- achieving excellence in the service to customers: creating an area of expertise unique in Italy, providing a 360° service in response to the financial requirements of all the players in the extended Public Sector; launching initiatives dedicated to specific businesses (e.g. small project finance), with specialist teams and a dedicated network; maximising cross-selling via high value added products (derivatives and investment banking);
- contributing to Italy's development by financing key infrastructures, healthcare, research and projects of public utility;
- identifying and pursuing opportunities for development abroad, with particular reference to the financing of public works and infrastructures in strategic countries for the Group (in particular Eastern Europe and the Mediterranean basin);
- actively managing the public assets portfolio, by means of portfolio intermediation and covered bond issues.

The Group also has the objective of promoting the planning and execution of infrastructures (transport, ICT, research, education, tourism) necessary for the development of various countries and their regions; with particular reference to the last point, a specific plan has been studied for the financial holding company FIN.OPI which envisages its transformation into an Investment Management & Advisory Firm specialised in the management of Closed-end Funds in the infrastructure and public utilities sectors.

Strategic guidelines	
Public Finance	• Achieving excellence in the service to the extended public sector, creating a unique competence centre in Italy, launching initiatives dedicated to specific businesses and maximising cross-selling towards high added value products • Contributing to the development of the country financing key infrastructures, healthcare, research and projects of public utility • Creating new opportunities for international growth, in particular for financing public works and infrastructures in strategic countries focusing on Europe and the Mediterranean • Actively managing the public assets portfolio through portfolio intermediation and issues of Covered Bonds

The main statement of income and balance sheet targets of the Division are a 7.2% average annual growth rate in operating income, a 2.2% average growth rate in operating costs, average annual growth rates of 9.5% in risk-weighted assets and of 14.8% in loans to customers.

The **International Subsidiary Banks** Division has the mission of designing and implementing the growth strategy of the Group abroad, exploring development opportunities in markets where it is already present and in new markets.

The development of individual Banks entails targets and measures differentiated according to the starting point/level of development reached in each country:

- in Russia and Romania, where the Group's penetration is still limited, significant growth is foreseen in selected geographical areas, leveraging on the expansion of the distribution network and the full use of the Group's commercial and lending best practices and also possibly taking into consideration exogenous growth opportunities;
- in Egypt, Slovenia and Bosnia and Herzegovina there are plans to further strengthen the Group's presence through an extension in the branch network, using new service models and innovative products geared to growth and further improving management profitability;
- in Croatia, Hungary, Slovakia, Serbia and Albania, where the Group has already acquired a leadership position, the Banks will aim to consolidate their market positions and achieve levels of excellence in terms of cost/income ratio and EVA.

Numerous actions are planned to ensure the achievement of revenue and cost synergies through:

- the merger/integration of subsidiaries in Albania, Bosnia, Serbia and Hungary;
- the further exploitation of Centres of Excellence (leasing, credit cards, consumer credit, etc.) serving the Banks;
- the creation of a unit for product and commercial process development in particular in the Retail segment to spread best practices;
- the exploitation of synergies in IT and procurement.

The Division will continue to pursue a strategy aimed at strengthening the Group's presence abroad also by means of targeted acquisitions, should opportunities arise, in areas where the Group is already operating or in large emerging Countries at prices consistent with the Group's profitability targets.

Strategic guidelines	
International Subsidiary Banks	• Realise development plans for the subsidiary banks according to the different initial position through the consolidating leading banks, developing banks with a significant presence and strong size growth objectives for banks with limited presence • Extend the most advanced mechanisms of direction, management and control to all Banks • Realise Group revenue synergies leveraging on Centres of Excellence, creating a unit for commercial product and process development to spread best practice and measuring Customer Satisfaction in order to define improvement actions • Realise cost synergies rationalising processes and structures in the subsidiaries banks being merged and exploiting cost synergies in IT services at the Division and at the Group level

The main statement of income and balance sheet objectives of the business unit are a 13.7% average annual growth rate in operating income, a correlated 10.5% growth rate in operating costs for the development of subsidiary banks and a significant growth in risk-weighted assets (+15.7% annual average growth rate) and in loans to customers (+18.8% annual average growth rate).

Eurizon Financial Group is one of the main European players in insurance-pension services and medium and long-term asset management. It operates in asset management, through the asset management companies Eurizon Capital and Banca Fideuram, in the insurance business through EurizonVita, in the distribution of financial services through the network of financial advisors of the Banca Fideuram group who serve customers with a high saving potential. Following the Intesa Sanpaolo merger, the former-Nextra companies will be integrated within Eurizon Capital.
The strategic guidelines foresee:

- a strong growth orientation, in particular exploiting the opportunities deriving from Open Market architecture and through external growth opportunities. The development of Open Market architecture in Asset management will leverage on the opportunities related to the diffusion of open architectures in the market and the launch of supplementary pension plans, and will be pursued through a strengthening in the positioning of Eurizon in terms of product competitiveness and quality;
- strengthening of the distribution platform, with investments for growth of the network of Banca Fideuram financial advisors through recruitment and with the creation of a network of pension specialists focused on accumulated pension plans supported by a targeted competitive product range;
- exploiting potential to shift their offer to products with a wider insurance content leveraging on the largest Italian branch network;
- a strong focus on product innovation, leveraging on the high level of integration to guarantee high competitiveness and performance standards;
- the achievement of efficiency in keeping with the best market standards, both exploiting the significant scale to maximise cost synergies, and through active capital management.

Strategic guidelines	
Eurizon Financial Group	• Leveraging on the opportunities deriving from the trend toward the "open architecture" through strengthening the distribution capacity and developing non-captive business • Offering of competitive products and investment solutions for the pension and long-term investment market, with high levels of innovation and performance • Leveraging on the significant scale to maximise cost synergies, optimise investments and align quality of services

A 6.5% annual average growth rate in operating income is forecast for the Division and a correlated 4.7% annual average rise in operating costs, related to significant growth-related investments.

Management of costs and investments

The 2007 - 2009 Business Plan aims to achieve the target of a cost/income ratio equal to 42.0% in 2009. Total operating costs will be reduced in absolute terms by approximately 125 million euro (an average reduction in operating costs of 0.4% per annum) despite a very strong commitment to development and "automatic" increases linked to labour contract renewal and inflation. In fact, this reduction results from a rise in costs due to automatic increases and growth-related costs and a reduction in operating costs following the realisation of synergies and rationalisation and increasing operations effectiveness. In particular, growth-related costs will increase in the period by over 700 million euro, as a result of strengthening commercial resources, the opening of approximately 600 new branches in Italy and abroad, the development of new IT platforms and the launch of further advertising and training initiatives.

Moreover, the Plan foresees a strong focus on growth-related investments. New investments will be made for over 3 billion euro related to the restructuring/opening of branches, to the evolution of ICT systems and security and disaster recovery systems, to the development of innovative channels.

Optimising the Group's assets and integrated risk management

The 2007-2009 Business Plan has the objective of curtailing the current shareholdings portfolio, through the reduction of the non-strategic shareholdings for a total amount equal to approximately 3-4 billion euro. The 2007-2009 Business Plan has the objective of optimising management of the Group's real estate portfolio, by means of the disposal of real estate assets expected to realise approximately 300 million euro to finance the construction of the Bank's new office tower in Turin.

Capital and risk management in all its forms has become one of the key success factors for all major international banks, also in the light of recent developments in the banking industry and capital markets. The pressure for change imposed by the new regulatory and legislative framework, together with the constantly increasing liquidity of the market in credit risk management instruments and the huge size of Intesa Sanpaolo's balance sheet items and the risk concentrations connected to them, provide significant opportunities for maximising the Group's capital and risk/return profile.

In support of the emphasis which the Group places on value creation governance by means of active risk, capital and EVA® management, the Group has established an integrated office for Risk Management, Planning and Control and Capital Management.

This activity is directed and supported by specific instruments for estimating value, analysing the risk profile of the loan portfolio, the risk profile of market and asset allocation, the liquidity profile and return on the banking book, operational risk, Equity and Property risk and sensitivity analysis models.

Further strategic options

In addition to organic growth, over the coming years the new Group will have further options for extraordinary growth in its various fields of activity.

The strategic guidelines underlying these projects are:

- maintenance of the current business mix: approximately 65% in Retail and approximately 35% in Corporate and Public Finance;
- consolidation of domestic leadership: a very selective acquisition policy will be pursued geared to covering areas of Italy where presence is not sufficient: in the absence of interesting opportunities, a plan will be pursued aimed at opening branches in provinces where there is insufficient coverage;
- balanced international development: acquisitions of other large banks are not foreseeable but, should the opportunity arise, strictly targeted operations will be carried out for the purpose of strengthening the Group's presence in Countries where it already has a presence or specific product capacity;
- customer-oriented "make or buy" product policy: Intesa Sanpaolo clients must always be able to access the best products/services available on the market. Wherever possible, the Group will produce them internally, but it will not hesitate to make full use of outsourcing, open-architecture structures and partnerships if so required by the policy for maximisation of client service and by market dynamics.

Human resources remain the most important key to success of Intesa Sanpaolo

Investing in development and enhancement of human resources is a distinctive feature of the Group, within a framework of sustainable development and strong responsibility towards all stakeholders.

Furthermore, various specific initiatives will be introduced to achieve excellence in the field of personnel management:

- massive investment in training (an average of 500,000 training days per year);

- technological and real estate investments aimed at improving the working conditions of employees and simplifying the Bank's operations;
- systems to evaluate positions, performance and relevant potential driven by transparency;
- definition of salary/incentive schemes consistent with best market benchmarks and linked to the achievement of the Group's value creation targets;
- enhancement of professionalism of all employees (e.g. strengthening the role of key figures in the territory, as Branch Manager and Area Manager).

Particular attention will be reserved to internal communications which will be strengthened with continuous, transparent and relevant information also through systematic opportunities for discussion and confrontation.

Intesa Sanpaolo intends to continue to contribute to the responsible growth of the economies and communities where it operates

The Group sets itself the aim of making a significant contribution to the development of the economies and communities where it operates by means of:

- support for the economic development of companies and individuals by guaranteeing access to credit and supporting investments, playing a primary role in the most difficult situations affecting the national economy and supporting the internationalisation of the Italian economy thanks to its consolidated international presence;
- support for qualitative development in the banking industry by stimulating the growth of bank-served customers taking advantage of its role as a primary interlocutor with the legislator for the purpose of amending the regulations governing the banking industry with the aim of making the banking industry more efficient, effective and transparent;
- support for the public sector by contributing to the upgrading of State and Public Administrations also through initiatives to support the development of the country's infrastructures and encouraging the development of non-physical infrastructures, with particular reference to research and training activities;
- attention to the environment, energy saving, protection and responsible use of local territories and to the artistic and cultural heritage, through a number of initiatives to support ecological investments, special funds, support for the creation of specialised companies, etc.;
- support for communities by increasing focus on the "fourth sector" (for the development of which a specialised bank is being set up) and supporting the development of local communities/activities using the Banca dei Territori model.

2007-2009 Business Plan

SIGNIFICANT BENEFITS FOR ALL STAKEHOLDERS

In the next three years

- More than €100bn new loans to the economy
- More than €18bn dividends [1] to the shareholders
- More than €18bn in salary and social security contributions
- More than €12bn purchases/investments
- More than €10bn taxes [2]

[1] To be paid in 2007-2008-2009-2010
[2] Only from the taxes paid on its profits for the period

The Intesa Sanpaolo Group

Intesa Sanpaolo

- Group Finance
- Head Office Departments

Public Finance

- Banca Intesa Infrastrutture e Sviluppo
- Banca OPI

Corporate & Investment Banking

- Banca Caboto
- Banca IMI
- Banca Intesa France
- IMI Investimenti
- Intesa Bank Ireland
- Intesa Mediofactoring
- Sanpaolo IMI Bank Ireland
- Société Européenne de Banque
- Zao Banca Intesa

Banca dei Territori

- Banca Intesa
- Sanpaolo
- Banca di Trento e Bolzano
- Biverbanca
- Cassa dei Risparmi di Forlì e della Romagna
- Cassa di Risparmio di Padova e Rovigo
- Cassa di Risparmio di Venezia
- Cassa di Risparmio in Bologna
- Friulcassa
- Intesa Casse del Centro
- Sanpaolo Banca dell'Adriatico
- Sanpaolo Banco di Napoli
- Banca CIS
- Intesa Leasing
- Intesa Mediocredito
- Intesa Previdenza
- Intesa Private Banking
- IntesaTrade
- NEOS Banca
- Sanpaolo Bank Luxembourg
- Sanpaolo Fiduciaria
- Sanpaolo Leasint
- Setefi
- Sirefid

International Subsidiary Banks

- Banca Italo Albanese
- Banka Koper
- Banca Intesa Beograd
- Bank of Alexandria
- Central-European International Bank
- Inter-Európa Bank
- KMB Bank
- LTG Banka
- Panonska Banka
- Privredna Banka Zagreb
- Sanpaolo IMI Bank Romania
- UPI Banka
- Všeobecná Úverová Banka

Eurizon Financial Group

- Banca Fideuram
- Eurizon Capital Sgr
- EurizonTutela
- EurizonVita

Consolidated financial statements

Consolidated balance sheet

(in millions of euro)

Assets	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %	31.12.2006 (**)
Financial assets held for trading and designated at fair value through profit and loss	99,078	87,380	11,698	13.4	46,328
Financial assets available for sale	41,297	41,291	6	-	5,518
Investments held to maturity	5,642	5,695	-53	-0.9	2,823
Due from banks	63,945	57,975	5,970	10.3	30,363
Loans to customers	331,870	326,750	5,120	1.6	190,830
Investments in associates and companies subject to joint control	3,055	3,921	-866	-22.1	2,183
Property, equipment and intangible assets	8,600	9,240	-640	-6.9	4,309
Tax assets	4,562	4,969	-407	-8.2	2,502
Non-current assets held for sale and discontinued operations	5,902	22,883	-16,981	-74.2	69
Other assets	13,968	14,546	-578	-4.0	6,856
Merger difference	20,725	-	20,725	-	-
Total Assets	**598,644**	**574,650**	**23,994**	**4.2**	**291,781**

Liabilities and Shareholders' Equity	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %	31.12.2006 (**)
Due to banks	83,804	76,550	7,254	9.5	39,954
Due to customers and securities issued	345,948	343,917	2,031	0.6	202,762
Financial liabilities held for trading and designated at fair value through profit and loss	56,022	48,361	7,661	15.8	15,648
Tax liabilities	2,889	2,280	609	26.7	1,474
Liabilities associated with non-current assets held for sale and discontinued operations	5,485	21,781	-16,296	-74.8	63
Other liabilities	23,980	19,573	4,407	22.5	9,589
Technical reserves	22,218	22,540	-322	-1.4	-
Allowances for specific purpose	6,117	6,052	65	1.1	3,273
Share capital	6,646	6,646	-	-	3,613
Reserves	8,393	10,783	-2,390	-22.2	10,785
Merger reserves	31,093	9,152	21,941		-
Valuation reserves	1,120	1,209	-89	-7.4	1,209
Minority interests	927	1,105	-178	-16.1	852
Net income	4,002	4,701	-699	-14.9	2,559
Total Liabilities and Shareholders' Equity	**598,644**	**574,650**	**23,994**	**4.2**	**291,781**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(**) Figures relative to Gruppo Intesa, as published in the Annual report 2006.

Consolidated statement of income

(in millions of euro)

	31.03.2007	31.03.2006 restated [*]	Changes amount	Changes %	31.03.2006 [**]
Net interest income	2,433	2,149	284	13.2	1,146
Dividends and profits (losses) on investments carried at equity	46	38	8	21.1	27
Net fee and commission income	1,627	1,675	-48	-2.9	798
Profits (Losses) on trading	440	502	-62	-12.4	352
Income from insurance business	101	95	6	6.3	-
Other operating income (expenses)	40	30	10	33.3	12
Operating income	**4,687**	**4,489**	**198**	**4.4**	**2,335**
Personnel expenses	-1,431	-1,385	46	3.3	-667
Other administrative expenses	-725	-747	-22	-2.9	-370
Adjustments to property, equipment and intangible assets	-191	-194	-3	-1.5	-112
Operating costs	**-2,347**	**-2,326**	**21**	**0.9**	**-1,149**
Operating margin	**2,340**	**2,163**	**177**	**8.2**	**1,186**
Goodwill impairment	-	-	-	-	-
Net provisions for risks and charges	-92	-70	22	31.4	-34
Net adjustments to loans	-326	-297	29	9.8	-189
Net impairment losses on other assets	-2	3	-5		2
Profits (Losses) on investments held to maturity and on other investments	35	4	31		1
Income (Loss) before tax from continuing operations	**1,955**	**1,803**	**152**	**8.4**	**966**
Taxes on income from continuing operations	-697	-643	54	8.4	-321
Merger and restructuring related charges (net of tax)	-14	-	14	-	-
Effect of purchase cost allocation (net of tax)	-100	-	100	-	-
Income (Loss) after tax from discontinued operations	2,891	137	2,754		130
Minority interests	-33	-44	-11	-25.0	-24
Net income	**4,002**	**1,253**	**2,749**		**751**
Basic EPS - Euro	**0.330**				**0.116**
Diluted EPS - Euro	**0.330**				**0.116**

[*] Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

[**] Figures relative to Gruppo Intesa as at 31st March 2006, modified in compliance with provisions of IFRS 5.

Changes in consolidated shareholders' equity as at 31st March 2007

(in millions of euro)

	31.03.2007													
	Share capital		Share premium reserve	Reserves		Merger reserves	Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other		available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2007 Gruppo Intesa														
- Group	3,128	485	5,559	5,141	85	-	628	83	344	154	-	-	2,559	18,166
- minority interests	327	3	115	277	-	-	6	-	9	5	-	-	110	852
EFFECTS OF THE MERGER														
Banca Intesa capital increase	3,033					31,093								34,126
Minority interests former Sanpaolo IMI Group	187		21	45										253
Intesa Sanpaolo Group treasury shares												-63		-63
AMOUNTS AS AT 1.1.2007 Intesa Sanpaolo Group														-
- Group	6,161	485	5,559	5,141	85	31,093	628	83	344	154	-	-60	2,559	52,232
- minority interests	514	3	136	322	-	-	6	-	9	5	-	-3	110	1,102
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR														
Reserves														
- Group				874	3								-877	-
- minority interests				110									-110	-
Dividends and other allocations [a]													-1,682	-1,682
CHANGES IN THE PERIOD														
Changes in reserves														
- Group				-5	21		-125	30	-2	8				-73
- minority interests	-157		-76	34			-4	-	-8	-6				-217
Operations on shareholders' equity														
Issue of new shares														
- Group														
- minority interests	7													7
Purchase of treasury shares														
- Group												-32		-32
- minority interests												2		2
Extraordinary dividends			-3,195											-3,195
Changes in equity instruments														-
Derivatives on treasury shares														-
Stock options					2									2
Net income (loss) for the period														
- Group													4,002	4,002
- minority interests													33	33
SHAREHOLDERS' EQUITY AS AT 31.03.2007	6,525	488	2,424	6,476	111	31,093	505	113	343	161	-	-93	4,035	52,181
- Group	6,161	485	2,364	6,010	111	31,093	503	113	342	162	-	-92	4,002	51,254
- minority interests	364	3	60	466	-	-	2	-	1	-1	-	-1	33	927

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of consolidated companies attributable to minority interests

Changes in consolidated shareholders' equity as at 31st March 2006

(in millions of euro)

	31.03.2006													
	Share capital		Share premium reserve	Reserves		Merger reserves	Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other		available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2006 Gruppo Intesa														
- Group	3,111	485	5,510	3,660	85	-	389	-39	345	134	-	-	3,025	16,705
- minority interests	367	3	124	178	-	-	7	-2	11	6	-	-	107	801
EFFECTS OF THE MERGER														-
- Group	3,033					10,984								14,017
- minority interests				233										233
AMOUNTS AS AT 1.1.2006 Intesa Sanpaolo Group														
- Group	6,144	485	5,510	3,660	85	10,984	389	-39	345	134	-	-	3,025	30,722
- minority interests	367	3	124	411	-	-	7	-2	11	6	-	-	107	1,034
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR														
Reserves														
- Group				1,483									-1,483	-
- minority interests				107									-107	-
Dividends and other allocations [a]													-1,542	-1,542
CHANGES IN THE PERIOD														
Changes in reserves														
- Group			-184	-4			57	85	3	-43				-86
- minority interests	-46		-10	99				1	-2					42
Operations on shareholders' equity														
Issue of new shares														
- Group														
- minority interests														
Purchase of treasury shares														
- Group												-10		-10
- minority interests														
Extraordinary dividends														-
Changes in equity instruments														-
Derivatives on treasury shares														-
Stock options														-
Net income (loss) for the period														
- Group													1,270	1,270
- minority interests													48	48
Pro forma adjustments														-
- Group				14			-19						-17	-22
- minority interests				150									-4	146
SHAREHOLDERS' EQUITY AS AT 31.03.2006	6,465	488	5,440	5,920	85	10,984	434	45	357	97	-	-10	1,297	31,602
- Group	6,144	485	5,326	5,153	85	10,984	427	46	348	91	-	-10	1,253	30,332
- minority interests	321	3	114	767	-	-	7	-1	9	6	-	-	44	1,270

[a] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Consolidated statement of cash flows

(in millions of euro)

	31.03.2007	31.03.2006 (*)
A. OPERATING ACTIVITIES		
1 Cash flow from operations	4,868	1,571
2. Cash flow from / used in financial assets	-13,269	-8,271
3. Cash flow from / used in financial liabilities	7,913	6,217
Net cash flow from (used in) operating activities	**-488**	**-483**
B. INVESTING ACTIVITIES		
1. Cash flow from	-421	634
2. Cash flow used in	8	-418
Net cash flow from (used in) investing activities	**-413**	**216**
C. FINANCING ACTIVITIES	**-13**	**-10**
Net cash flow from (used in) financing activities	**-13**	**-10**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-914**	**-277**
RECONCILIATION		
Cash and cash equivalents at beginning of period	3,429	1,754
Net increase (decrease) in cash and cash equivalents	-914	-277
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,515**	**1,477**

LEGENDA: (+) from (–) used in

(*) Figures relative to Gruppo Intesa, as published in the Consolidated report as at 31st March 2006

Report on operations

The macroeconomic scenario and lending and deposit collecting activities

The macroeconomic scenario

The first quarter of 2007 was characterised by a moderate even if widespread slowdown in economic growth rates. Oil prices registered broad fluctuations, though lower on average compared to the fourth quarter of 2006. A sharp fall in stock markets was recorded between end February and mid March inducing a temporary rise in investor risk aversion.

Signs of weakness in the American economy intensified. The residential housing sector is still struggling to stabilise, whilst corporate investments accentuated the decline already started at the end of 2006. The US economic growth was however sustained by the rise in employment in the tertiary sector, which maintains positive growth rates in household income and consumption and contains the risk of recession. The Federal Reserve kept official rates unchanged, but restated its concerns over inflation, which remains above expectations. In money markets, a monetary loosening ranging between 50 and 75 basis points is expected in the second half of 2007 and in the first half of 2008.

In the eurozone, companies' confidence remained high. However, also in Europe real figures confirmed expectations of a slowdown in the economic cycle compared to the surprisingly strong expansion recorded at the end of 2006. In fact, more moderate growth rates emerged in the statistics related to industrial production and to retail sales, particularly in Germany. Consensus projections on 2007 growth rates were revised upward between December 2006 and March 2007 (from 2.0% to 2.3%), following the increasingly widespread conviction that the European economy is capable of absorbing without troubles the American economic slowdown and the temporary shock generated by the rise in indirect taxes in Germany.

Considering expected growth rates equal to or above the trend, an average 2008 inflation at the higher limit of the target range and monetary aggregates in strong expansion, the European Central Bank again raised the official rates on 8th March. The ECB also signalled to markets that the interest rate on main refinancing operations, now at 3.75%, is destined to rise again. The expected increase to 4.0% before end of June is widespread and consolidated among market operators.

Also in Italy economic growth rates are estimated to have slowed down between the fourth quarter of 2006 and the first quarter of 2007. This was confirmed by the statistics on orders and industrial production related to the first two months of 2007 and by economic analyses. As in the rest of the eurozone, however, projections for the whole year are in line with the long-term trend and reflect higher optimism on the sustainability of the economic recovery. The expansion in domestic demand and especially in investments will represent the main drivers for growth.

The emerging economies closed 2006 with a robust expansion sustained by the favourable trend of world trade, by high raw material prices and by financial conditions which were on the whole still favourable. In general, the trend of production activities was positive also in the first months of 2007, though with more contained growth rates. In Eastern Europe the situation appears diverse. Russia and Turkey continue to show over 5% growth rates whereas the countries, that recently joined the European Union, except Slovakia, show signs of slowdown. In Eastern countries concern is raised by the large current deficits, whose coverage requires the maintaining of adequate foreign capital flows.

Bond markets recorded a fluctuating trend. After a negative January, a period of modest fluctuations was observed till mid February, followed by a sharp rise at the same time of the downward correction in stock markets. The recovery in equity prices that started from mid March brought government security prices to all-year lows. From the end of 2006, ten-year Bund yields rose from 3.95% to 4.02%. The yield curve remained completely flat, with a spread between ten- and two-year maturities contained to only 2 basis points.

The market of bonds issued by emerging countries continued to be well sustained by the improvement in financial fundamentals: the EMBI+ (Emerging Bond Market Index) index spread increased in the phase of higher stock market volatility but then rapidly fell to all-year lows.

In the first quarter of 2007 the trend in credit markets was in line with the evolution registered in the last months of 2006. In fact, from the beginning of the year, the investment grade segment showed overall a

moderate contraction in spreads and also the high yield segment continued to record an upward trend, with however a slightly more pronounced rate.
The euro fluctuated between 1.2860 and 1.3411 dollars, fully recovering between February and March the drop at the beginning of January. Foreign exchange rate volatility was more notable on the yen, that is widely used as financing currency in view of the low levels of domestic interest rates.
Stock markets were affected by the downward correction between the end of February and mid March in a context of a sharp rise in volatility. Subsequent recoveries offset losses leading the main indices to close the quarter with a slight rise. The S&P500 closed the quarter with a 0.2% rise, whilst the Nikkei 225 recorded a 0.4% increase. European stock markets registered a better performance compared to the US and Japanese ones: in fact, the DJ EuroStoxx 300 closed the quarter with a 3.4% rise.
In this context, the Italian stock market recorded a 2% increase. The Italian stock market's performance was again driven by medium and small cap securities: in fact, in the quarter, Midex and Star outperformed the Mibtel index. The banking sector registered a 2% performance, in line with the market.

Italian lending and deposit collecting activities
In the first quarter of 2007 the upward trend in bank interest rates continued, in line with the gradual tightening of monetary policy. The upward orientation should persist in the remaining months of the year, due to the rises in official rates already enacted by the ECB and expected again before this Autumn.
Thanks to the more rapid rise in lending interest rates, bank spreads between lending and funding rates steadily settled over 3% reaching 3.12% at the end of March, the same level as the end of 2006, after having touched a high of 3.17% in January. With regard to unit margins in short-term intermediation activities, the comparison between the figures at the beginning and at the end of the quarter shows slight changes, with the mark-up[1] from 2.28% to 2.26% and the contribution margin of current accounts[2] (mark-down) from 2.48% to 2.53%. Consequently, in three months, short-term spreads rose by three basis points to 4.79%. Sector breakdown shows that, despite an upward trend in interest rates more marked than for households, corporate funding conditions remained favourable, with the price in real terms of new long-term loans slightly exceeding zero in March. With regard to deposits of households and non-financial businesses, interest rates recorded a slightly more moderate trend in the quarter compared to that registered in loans to customers.
In the first quarter loans granted by Italian banks recorded very high growth rates, continuing the trend already consolidated in the second half of 2006. With respect to the European average, however, the trend in private sector loans was less intense. The average rise over the quarter in performing loans was higher than that recorded in the corresponding period of 2006. The medium- and long-term component, although decelerating compared to the second half of 2006, continued to be the predominant contribution to the increase of the overall aggregate, reaching almost 64% of the total at the end of March. At the same time, the acceleration of the expansion in short-term loans appeared to reflect the positive performance of Italian enterprises' production and exports.
Soundness of economic recovery and still contained financing costs led to substantial corporate demand for loans, higher in the quarter than household demand. The rise in corporate loans was sustained for all maturities, but more accentuated in the long-term segment. The positive performance of loans to the production sector appeared in line with the context outlined by banks in the last analyses on bank lending conducted by the Eurosystem (January 2007), which evidenced a rising need of financing for fixed investments, inventories and working capital, as well as a considerable drop in debt-restructuring activities.
Household loans, even if up in the quarter, confirmed signs of a gradual slowdown compared to the stronger expansion registered from 2005 to last Summer.
The satisfactory evolution of bank lending also in the first quarter has, in general, found support from the persisting high asset quality with customers.
In the quarter under consideration the growth rate of domestic customer deposits, according to the ECB[3] harmonised definition, appeared very sustained, in the wake of that registered in the last quarter of 2006.

1 Difference between the interest rates applied to households and companies on loans with maturity under one year and one-month euribor.

2 Difference between one-month euribor and interest rates on household and company current accounts.

3 Sum of current accounts (including bank cashiers' cheques), deposits with notice period (saving deposits), deposits with predefined maturity (current accounts and term deposits, certificates of deposit), repurchase agreements and bonds (including subordinated liabilities). All contract types, with the exception of bonds, refer to Italian customers, excluding the Central Administration, in euro and foreign currency. Bonds refer to the total amount issued, irrespective of residence and sector of the holder.

This expansion was mainly sustained by bonds and repurchase agreements that, together, more than balanced the slowdown of on demand instruments due to the rise in money market yields.
Such evolution signalled, also at the beginning of 2007, the persisting propensity of Italian households for low-risk assets, as proved by the negative performance of the mutual funds industry. This is also confirmed by the Bank of Italy[4], which registered, at the end of the third quarter of 2006, that deposits and non-equity securities represented almost 50% of total household financial assets. Further indications in this direction came from the modest rise in indirect customer deposits. Most updated information as at January 2007 signal an annual rise of the aggregate at the nominal value against a decrease in market value of the asset management component (individual portfolio management schemes and funds of funds).

4 Bank of Italy, Economic Bulletin, April 2007.

Accounting policies

DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

The Consolidated report of the Intesa Sanpaolo Group has been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission as provided for by Community Regulation 1606 of 19th July 2002.
The Consolidated report as at 31st March 2007 has been prepared based on the application of international accounting standards as set forth by Consob Resolution 14990 of 14th April 2005. This Quarterly report complies with requirements of IAS 34 relative to interim reports. In particular, Intesa Sanpaolo Group used the option of preparing the quarterly report in short form, instead of the full presentation required for the Annual report.
In the preparation of the Consolidated report as at 31st March 2007 the IAS/IFRS principles in force as at 31st March 2007 have been used (including SIC and IFRIC interpretation documents), as endorsed by the European Commission.
It must be noted that the Consolidated report as at 31st March 2007 has not been audited.

GENERAL PREPARATION PRINCIPLES

The Consolidated report as at 31st March 2007 are made up of the condensed Balance sheet and Statement of income, the Changes in shareholders' equity and the Statement of cash flows; the Report on operations has also been included. Financial statements are presented in a condensed / reclassified format which is better suited to the representation of captions on the basis of operational consistency. As to the statement of income, the content of captions reflects the instructions supplied by the Bank of Italy with Circular 262/2005 and the following indications:

- net interest income includes: interest rate differentials matured and collected on currency interest rate swaps which set out the exchange of two floating rates, stipulated to hedge floating rate funding in foreign currency; fair value adjustments in hedge accounting; the reversal in time value on loans, attributable to the amortised cost criterion in the absence of changes in forecast expected future flows; the time value of employee termination indemnities and allowances for risks and charges;
- profits (losses) on trading comprises: dividends on shares classified as financial assets available for sale and as financial assets held for trading; the implicit cost for the financing of the purchase of shares held for trading; profits and losses on disposal or repurchase of financial assets available for sale or of financial liabilities;
- the contribution of insurance companies is highlighted in a specific caption, Income from insurance business, instead of being included line by line;
- administrative expenses are net of recoveries from customers;
- net adjustments to loans include profits and losses on disposal or repurchase of loans and net impairment losses on other financial activities, mainly related to guarantees, commitments and credit derivatives;
- net impairment losses on other assets comprise – in addition to net impairment losses on financial assets available for sale, investments held to maturity and other financial activities – any net impairment of property, equipment and intangible assets;
- profits (losses) on investments held to maturity and on other investments include profits (losses) on disposal of investments in associates and companies subject to joint control and profits (losses) on disposal of investments; conversely, net income recorded by investments carried at equity is posted in a specific caption in operating income together with dividends;
- merger and restructuring related charges between Banca Intesa and SANPAOLO IMI, net of tax, are recorded in a specific caption;
- effect of purchase cost allocation, net of tax, is recorded in a specific caption.

As to the balance sheet, with respect to the compulsory forms issued by the Bank of Italy, reclassification refers to:

- the inclusion of hedging derivatives and fair value change of financial assets/liabilities in hedged portfolios in Other assets/Other liabilities;
- the aggregation in just one caption of Financial assets/liabilities held for trading and Financial assets/liabilities designated at fair value through profit and loss;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of due to customers and securities issued in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate and net of any treasury shares.

In compliance with provisions of art. 5 of Legislative Decree 38/2005, the Consolidated report as at 31st March 2007 have been drawn up in euro as functional currency. The amounts indicated in the Consolidated financial statements and in the Report on operations are expressed in millions of euro, unless otherwise specified.

The Consolidated report as at 31st March 2007 are prepared with the application of the general principles set out by IAS 1 and the specific accounting principles endorsed by the European Commission, as well as in compliance with the general assumptions set forth by the Framework for the preparation of Financial Statements issued by IASB.

The condensed Balance sheet and Statement of income present, in addition to figures for the reference period, two different sets of comparative figures referred to as at 31st December 2006, for the Balance sheet, and, to as at 31st March 2006, for the Statement of income. In particular, figures for the first quarter of 2007 are compared with:

- figures restated on a consistent basis to consider both the merger between Banca Intesa and SANPAOLO IMI and the related transactions with Crédit Agricole occurred in the first quarter of 2007 (the sale of the equity stakes in Cassa di Risparmio di Parma e Piacenza and in Banca FriulAdria) and the changes in the consolidation area;
- Gruppo Intesa's official figures at such dates. Statement of income figures have been restated consistently with IFRS 5.

The Consolidated report as at 31st March 2007 contains all information required by IAS 34, by current regulations and by Consob (public authority responsible for regulating the Italian securities market), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a more complete representation of the Group's situation.

ACCOUNTING PRINCIPLES

The accounting principles adopted in the preparation of the Consolidated report as at 31st March 2007, for classification, recognition, measurement and derecognition of asset and liability captions, and the means of recognition of revenues and costs, have remained unchanged with respect to those adopted for Gruppo Intesa's Annual report 2006 to which, therefore, reference must be made. Such principles have been integrated by the accounting principles - illustrated hereafter - relative to the Insurance Assets and Liabilities and Financial Assets and Liabilities measured at fair value adopted by the Sanpaolo IMI Group. Futhermore, it must be noted that, as part of hedge accounting, portfolios of Financial Assets and Liabilities with fair value hedges include "core deposits", as permitted by IAS 39 homologated by the European Commission.

It must be noted that as part of the integration between the two groups the need for realignment of accounting processes and estimation criteria could emerge. In particular, with reference to financial assets and liabilities and financial activities in general, such processes will be progressively realised during the year, and in any case, in the Annual report 2007. Such realignments are not deemed to lead to significant changes in the statement of income. Before the definition of integrated financial management policies, management guidelines implemented by the two Groups were continued and therefore in this Quarterly report the means of classification of financial instruments and hedging policies and hedge accounting were not revised.

Insurance products

Products for which insurance risk is deemed significant include: temporary first branch death policies and income and mixed policies with guaranteed fixed conversion rates at the time of issue, and certain types of unit-linked policies and damage cover. As regards these products, IAS/IFRS substantially confirm the national accounting standards concerning insurance. In brief, IFRS 4 sets forth:

- gross premiums are to be recorded in the statement of income under income; they include all amounts matured during the period as a result of insurance contracts signed, net of cancellations; likewise, all premiums ceded to reinsurers are recorded under current period costs;
- if gross premiums are collected and recorded under income, the corresponding commitment towards the insured is accrued in mathematical reserves, such amount being calculated on a contract-by-contract basis using the prospective method taking into account demographic/financial assumptions currently used by the market;
- the insurance products entered under separate management are valued by applying "shadow accounting," whereby the differences between the book value and the market value of securities classified as available-for-sale investments are allocated to technical reserves as regards the insured parties' portion and to net equity as regards the insurance companies' portion. If, on the other hand, the securities are designated at fair value through profit and loss, the difference between the book value and the market value is recorded in the statement of income giving rise to a change in technical reserves equal to the amount of the insured parties' portion;
- the Group deems the discretional participation in profits (DPF) is equal to the rates for contractual reconveyance guaranteed in policies for insured parties;
- liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components.

Financial products included under separate management

Financial products included under separate management despite their not being subject to significant insurance risk, and which therefore contain discretionary profit sharing features, include the majority of life policies and mixed first branch policies, as well as fifth branch capitalisation policies. These are accounted for according to the principles set forth in IFRS 4. These principles may be summarised as:

- the products are shown in the financial statements according to principles that are very similar to the principles that are locally in force on the subject; any premiums, payments and changes in technical reserves being recorded in the statement of income;
- the Group deems the discretional participation in profits (DPF) is equal to the quotas for contractual reconveyance guaranteed in policies for insured parties;
- liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components;
- the products are measured using shadow accounting.

Financial products not included under separate management

Financial products without a significant insurance risk and which are not included under separate management, and therefore do not envisage discretionary profit-sharing features, are stated in the financial statements as financial liabilities and are valued at fair value, on the basis of the envisaged option (Fair Value Option), or at amortised cost. These financial products essentially include index-linked policies and part of unit-linked policies, as well as policies with specific assets not included under separate management. These products are accounted for according to the principles set forth in IAS 39, as summarised below:

- the portion of index- and unit-linked policies that are considered investment contracts are measured as at fair value, whereas the specific asset products not included under separate management are measured at amortised cost;
- the statement of income does not reflect the premiums relating to these products, but just the revenue components, represented by charges and commissions, and the cost components, comprising provisions and other charges; it also reflects the costs or revenues represented by the changes in the fair value of the liabilities incurred against these contracts. More specifically, the international accounting standards, contained in IAS 39 and 18, provide that, for the liabilities designated as at fair value, income and costs relating to the products in question be identified and classified under two headings: (i) origination, to be recorded in the statement of income at the time the product is issued

and (ii) investment and management services, to be amortised over the life of the product which depends on how the service is provided. In addition, as regards specific asset products not included under separate management, incremental cost and income items are included in the calculation of the amount to be amortised;
- the insurance component included in the index- and unit-linked products, where it can be unbundled, is independently valued and recorded.

Financial assets designated at fair value through profit and loss

IAS/IFRS endorsed by the European Commission enable the classification as financial instruments designated as at fair value through profit and loss of any financial asset thus defined at the moment of acquisition, in compliance with the cases contemplated in the reference regulations.
In line with IASB indications, the Group essentially classified investments with respect to insurance polices where the total risk is borne by the policyholders in this category. This category also includes quotas of mutual funds and debt securities with incorporated derivatives or debt securities subject to financial hedging.

Financial liabilities designated at fair value through profit and loss

The Group exercised the fair value option for liabilities, designating insurance policies (with predominantly financial characteristics and investments under which total risk is borne by the insured parties) and certain issues of structured securities with characteristics similar to the former. Investments relating to such forms of deposits were also designated at fair value, thereby eliminating or considerably reducing "accounting biases" that would otherwise arise from measuring assets and liabilities on different bases. The effects of initial recognition of liabilities at fair value on the balance sheet are recorded in the statement of income.
Bonds issued by subsidiaries whose return is correlated to the performance of baskets of investment funds are also designated at fair value and recorded in the balance sheet under assets. The adoption of the fair value option for this category of structured financial instruments enables their recording in the financial statements on a basis that reflects the natural hedging approach taken through their structuring.
These liabilities are recorded at fair value as at the date of issue through the application of the fair value option, and include the value of any embedded derivatives, net of placement fees paid. The difference between the amounts collected upon issue, net of placement fees, and the fair value of the bonds at the date of issue is recorded in the statement of income on an accrual basis over the life of the bond.

THE BUSINESS COMBINATION BETWEEN BANCA INTESA AND SANPAOLO IMI

The deed of merger between Banca Intesa and SANPAOLO IMI was stipulated on 28th December 2006, with legal, accounting and tax effects as of 1st January 2007; such date was identified, pursuant to IFRS 3, as the date of acquisition of control and thus as the date in which the balance sheet figures of the merged company (acquired company) were recognised in the accounts of the surviving company (acquirer).
Banca Intesa - which as of the date on which the merger became effective adopted Intesa Sanpaolo as its new corporate name - increased its share capital by 3,033,435,122.64 euro through the issue of 5,833,529,082 ordinary shares with a nominal value of 0.52 euro each attributed to SANPAOLO IMI shareholders according to the exchange ratio of 3.115 Intesa Sanpaolo ordinary shares for every ordinary or preference share of SANPAOLO IMI with a nominal value of 2.88 euro each.
The merger between Banca Intesa and SANPAOLO IMI has been accounted for using IFRS 3 on business combinations.
The merger has been conceived of as a "merger of equals". However, IFRS 3 requires that an acquirer be identified in any business combination. Banca Intesa – based on quantitative factors relative to the number of outstanding and newly-issued shares and the size of the two Groups, and since it was the entity which issued the shares – was identified as the acquirer as provided for by IFRS 3.
IFRS 3 requires that the cost of a business combination be determined as the sum of the fair value, at transaction date: (i) of assets sold, (ii) of liabilities undertaken and (iii) capital instruments issued by the acquirer in exchange of acquisition of control. To this value must be added (iv) costs directly attributable to the business combination.
In the business combination between Intesa and SANPAOLO IMI, since Banca Intesa did not take over assets or liabilities, the cost of the acquisition is represented by the fair value at transaction date (that is from the date of the issue of new securities, which coincides with the date in which the merger came into

legal effects), of shares which the surviving company, Banca Intesa, issued in exchange of the shares of the merged company SANPAOLO IMI. Since such shares were listed, the fair value of the Intesa share is represented by the stock price on the market (reference price) on the day before the date in which the merger came into legal effect.

The cost was therefore determined in 34,126 million euro to which the accessory costs of the transaction, equal to 75 million euro, must be added.

This amount is compared with the consolidated shareholders' equity of the Sanpaolo IMI Group, which equalled 14,338 million euro, determining a "merger difference" of 19,863 million euro.

The cost of the business combination must be allocated to assets, liabilities and potential liabilities as well as to intangible assets not recorded in the balance sheet of the Sanpaolo IMI Group, within the limits of their fair value. After this allocation any further residual value must be recorded as goodwill, which will be subject to impairment test once a year.

Considering the complexity of this process, which requires valuations of several and diversified assets and liabilities of the entities that make up the acquired Group, accounting standards permit that the precise allocation of the cost be recorded within twelve months from the date of acquisition.

At the time of preparation of the present Quarterly report the determination of the fair value of assets and liabilities and the purchase cost allocation process have not yet been completed. Only for information purposes, the provisional estimates led to a revaluation of loans of approximately 0.9 billion euro and of real estate assets of approximately one billion euro as well as the recognition of new intangible assets (intangible assets with finite or indefinite useful life) of approximately 8 billion euro. After an estimated fiscal effect of approximately 3 billion euro, the net residual value of the above mentioned "merger difference", amounting to approximately 13 billion euro, will be recorded as goodwill. Such revaluations, as well as intangible assets with finite useful life, will produce negative effects on the 2007 statement of income, in terms of interest adjustments and amortisation, estimated at approximately 400 million euro net of tax (100 million euro in the first quarter of 2007). This amount is expected to decline progressively over the years.

Considering that estimates are provisional, in the Consolidated balance sheet as at 31st March 2007 the difference between acquisition cost and consolidated shareholders' equity of the Sanpaolo IMI Group has been preliminarily recorded like other consolidation effects, in the caption "Merger difference". Using the same approach, the estimated impacts of the above allocations on the Consolidated statement of income as at 31st March 2007 are recorded under the caption "Effect of purchase cost allocation, net of tax".

Lastly, it must be noted that the 31,093 million euro difference between the fair value of the shares issued on 1st January 2007 and the increase in nominal share capital to effect the exchange has been provisionally recorded in the caption "Merger reserves".

THE SALE OF ASSETS TO CRÉDIT AGRICOLE

In the context of the merger between Banca Intesa and SANPAOLO IMI, the definition of relations with Crédit Agricole, a shareholder and member of the Voting Syndicate of Banca Intesa, was particularly important. On 11th October 2006 Banca Intesa signed an agreement with Crédit Agricole for the sale to the latter of the equity stakes in Cassa di Risparmio di Parma e Piacenza and in Banca Popolare FriulAdria as well as of 202 branches of Banca Intesa and/or its subsidiaries. The execution of the agreement was conditional upon the stipulation of the deed of merger between Banca Intesa and SANPAOLO IMI and the authorisations of competent national and EU Authorities.

The merger transaction was closed on 1st January 2007 and the aforesaid authorisations from competent authorities were received last February.

Since there were no other constraints, on 1st March 2007 Intesa Sanpaolo and Crédit Agricole signed the contract for the purchase of the two equity stakes and defined the timing for the transfer of 202 branches. In particular, the agreement sets forth that: i) 29 branches will be transferred to Banca Popolare FriulAdria with effect as of 1st April 2007, and the resulting shares immediately sold to Cariparma, which will control Banca Popolare FriulAdria; ii) the remaining 173 branches will be transferred to Cassa di Risparmio di Parma e Piacenza, with effect as of 1st July 2007, and the resulting shares immediately sold, on a proportional basis, to Crédit Agricole and Fondazione Cariparma.

In the preparation of the present Report, in applying IFRS 5, the aforementioned events were considered by: i) recording the statement of income components for the first two months of 2007 of Cariparma and Banca Popolare FriulAdria before the deconsolidation and the capital gain realised in the caption Income/Loss after tax from discontinued operations; ii) registering the balance sheet and statement of income components pertaining to the branches under disposal on 1st April and 1st July 2007 in discontinued operations since the aforementioned sale was part of the coordinated programme of disposals to Crédit Agricole.

PROVISIONS OF THE ITALIAN COMPETITION AUTHORITY

The Italian Competition Authority authorised the merger between Intesa and SANPAOLO IMI but set out further requirements, in addition to the aforementioned sales of assets to Crédit Agricole. In particular, as concerns the size of the New Group, additional requirements referred to the disposal of a further 197 branches and a line of business consisting of an organised set of activities and structures directed toward the production and management of insurance policies, represented by 1,133 branches. The effects of compliance to these requirements, programmed to occur in 2007, will be considered in future interim reports and in the Annual report 2007 in relation to the progressive definition of the terms and means with which sales will occur.
Furthermore, again following the provisions of the Italian Competition Authority, Intesa Sanpaolo and Crédit Agricole decided to unwind the partnership in the asset management field. Therefore, Intesa Sanpaolo will purchase from the French group the asset management activities formerly belonging to Nextra and sold to Crédit Agricole in December 2005. The effects of such purchase, which will be executed within 2007, will also be considered in future interim reports and in the Annual report 2007 in relation to the progressive definition of the terms and means with which the transaction will occur.

CONSOLIDATION AREA AND CONSOLIDATION METHODS

Consolidation area

The consolidated financial statements include Intesa Sanpaolo and the companies which it directly and indirectly controls and consider in the consolidation area – as specifically set out by the IAS/IFRS principles – also the companies operating in dissimilar sectors from the Parent Company as well as private equity investments. Similarly, special purpose entities (SPE/SPV) are included when the requisite of effective control recurs, even if there is no direct or indirect stake in the company.
Companies are considered subsidiaries when Intesa Sanpaolo, directly or indirectly, holds more than half of the voting rights or when the Parent Company has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible into effective voting rights at any time.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Intesa Sanpaolo, directly or indirectly, and another entity. Furthermore, a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is, subject to significant influence, when Intesa Sanpaolo, directly or indirectly, holds at least 20% of voting rights (including "potential" voting rights as described above) or when the Parent Company – despite a lower percentage of voting rights due to specific legal agreements such as the participation of voting syndicates – has the power of participating in the determination of the financial and operating policies of the company. The equity investment in the Bank of Italy, in which the Group holds a 42.3% stake, is an exception since, considering its peculiarity, it is not carried at equity, but maintained at cost.
Certain companies in which the Parent Company holds an equity stake exceeding 20% of voting share capital, and in any case of limited absolute amount, are excluded from the consolidation area and are classified in Financial assets available for sale since Intesa Sanpaolo, directly or indirectly, exclusively holds rights on a portion of the rewards of the investment, does not have access to management policies and may exercise limited governance rights to safeguard its economic interests.
Companies for which the shares have been received as pledges with voting rights are not consolidated, in consideration of the substance underlying the pledge, which has the purpose of guaranteeing loans and not of exercising control and direction over financial and economic policies in order to benefit from the economic return on the shares.
Furthermore, certain investments in subsidiaries, associates and companies subject to joint control are excluded from the consolidation area in consideration of their immateriality.

With respect to the situation as at 31st December 2006 resulting from the Annual reports of Banca Intesa and SANPAOLO IMI – for the sake of completeness – it must be noted that, in addition to the already mentioned exits of Cassa di Risparmio di Parma e Piacenza and of Banca Popolare FriulAdria, Farbanca is recorded as at 31st March 2007 in non-current assets held for sale and discontinued operations and in

liabilities associated with non-current assets held for sale and discontinued operations due to the agreement reached with Banca Popolare di Vicenza for its disposal.
Moreover, it must be noted that in 2006 former SANPAOLO IMI acquired Cassa di Risparmio di Forlì, Panonska Banka and the Bank of Alexandria, in the fourth quarter, as well as Banca Italo Albanese in the second quarter.

Consolidation methods

The methods used for the consolidation of the figures of subsidiaries (*full consolidation*) and for the consolidation of associates and of companies subject to joint control (*equity method*) have remained unchanged from those adopted for Gruppo Intesa's Annual report 2006 to which, therefore, reference must be made.
The financial statements of the Parent Company and of other companies used to prepare the Consolidated financial statements as at 31st March 2007 refer to the same date. In certain cases, for subsidiaries which are not material, the last official figures are used. Where necessary – and without prejudice to absolutely marginal cases – the financial statements of consolidated companies which are drawn up using different accounting criteria are restated to be compliant with the standards used by the Group.
The financial statements of the companies which do not operate in the eurozone are translated into euro applying the spot exchange rate at period-end to the assets and liabilities in the balance sheet and the average exchange rate to the statement of income.

CRITERIA FOR THE PREPARATION OF SEGMENT REPORTING

The attribution of economic and balance sheet results to the various business areas is based on the accounting principles used in the preparation and presentation of the consolidated financial statements and is consistent with provisions set out in IAS 14. Use of similar accounting standards enabled segment data and consolidated data to be effectively reconciled.
To represent results more effectively and understand the components that generated them better, for each reportable segment the reclassified statement of income (to income before tax from continuing operations) is presented with values that express the contribution made by each segment to the Group's results.
As concerns the measurement of revenues and costs deriving from inter-segment transactions, the application of a contribution model based on multiple Internal Transfer Rates permits the correct attribution of net interest income to the divisions of the Parent Company. Specific agreements between Group companies regulate the application of transfer pricing for economic components relative to transactions which set out the distribution of results between product factories/service units and relationship units/customer units. Each sector has been charged direct costs and, for the part pertaining to it, operating costs of central organisms other than those typical of holding structures. Therefore, for services carried out by central structures for operating business units, charges have been calculated on the basis of services actually rendered, leaving the allocation to the Corporate Centre of costs related to the performance of direction and control activities.
Furthermore, each Business area has been attributed the allocated capital, represented by 6% of RWA (Risk Weighted Assets) with the exception of Eurizon Financial Group which, in consideration of the business performed, in addition to 6% of RWA, has also been allocated 0.2% of assets under management and capital absorbed by insurance risk.
Business area profitability has been expressed in terms of Return On Equity before tax, calculated as the ratio between each segment's income before tax from continuing operations and allocated capital.
Value creation is measured by EVA® (Economic Value Added), which represents the economic value generated in the period in favour of shareholders, that is net income for the period that remains after the remuneration of shareholders' equity via the cost of capital. The latter represents the opportunity cost determined using the Capital Asset Pricing Model.
For the purposes of comparing performances, where necessary, the economic data relative to the first quarter of 2006 and balance sheet figures as at 31st December 2006 were reconstructed on a consistent basis to consider both the merger between Banca Intesa and SANPAOLO IMI and the related transactions with Crédit Agricole and the changes in the consolidation area.
Geographic areas which make up secondary segment reporting disclosures are defined on the basis of the territorial breakdown of Group activities and consider the economic and strategic importance, as well as the potential, of the reference markets. Secondary segments are identified by three geographic areas defined on the basis of the residence of the juridical entities which make up the Group: Italy, Europe and Rest of the world.

PRESENTATION OF RESTATED FIGURES

Non-recurring transactions illustrated above mean that figures as at 31st March 2007 are not comparable with those of the previous year and of the previous quarters.

For the purpose of a consistent comparison and therefore to report actual operations development in the quarter, balance sheet and statement of income figures referred to as at 31st December 2006 and to the previous quarters have been restated to consider the merger between Banca Intesa and SANPAOLO IMI and the related transactions with Crédit Agricole.

In particular, as regards the merger transaction which came into legal, accounting and tax effects as of 1st January 2007:

- balance sheet and statement of income figures for the Intesa and Sanpaolo IMI Groups have been aggregated;
- share capital was increased to consider the new shares issued on 1st January 2007 and attributed to shareholders of the merged company in substitution of annulled SANPAOLO IMI shares. The difference between the above-mentioned capital increase and the shareholders' equity of the Sanpaolo IMI Group at the various reference dates, with the exclusion of net income for the period which was left to a specific caption, has been allocated to the caption "Merger reserves";
- the most significant reciprocal balance sheet and statement of income items between the two groups have been eliminated, according to the criteria normally used in consolidation procedures.

As regards the transactions with Crédit Agricole related to the merger transaction, as already indicated, the sales of the equity stakes in Cassa di Risparmio di Parma e Piacenza and in Banca Popolare FriulAdria were completed in the first quarter of 2007. Such sales were considered in the restatement of figures relative to 31st December and 31st March 2006, and in the other quarterly figures referred to 2006, reclassifying assets, liabilities and statement of income figures of the aforementioned equity investments in the captions related to discontinued operations. As concerns branches under sale to Crédit Agricole on 1st April and 1st July 2007, in line with the representation of figures as at 31st March 2007, the corresponding balance sheet and statement of income figures have been restated in the captions related to discontinued operations.

Lastly, again for the purpose of a consistent comparison of balance sheet and statement of income aggregates, figures as at 31st December 2006 and for the previous quarters include the figures of the other companies acquired by former SANPAOLO IMI in 2006 (Bank of Alexandria, Panonska Banka, Banca Italo Albanese and Cassa di Risparmio di Forlì).

OTHER ASPECTS

For 2007, the Intesa Sanpaolo Group notifies that pursuant to provisions set forth in Art. 82, par. 2 of Consob resolution 11971 of 14th May 1999 as amended, the half-yearly Report as at 30th June 2007 will be available for shareholders and the market within the deadline of 75 days from the end of the half year, instead of the quarterly report as at 30th June 2007.

Economic results

General aspects

Results for the first quarter of 2007, highlighted in the statement of income table contained in the chapter dedicated to financial statements (pag. 28) and commented hereafter, are compared with those of the corresponding period of the previous year, restated on a consistent basis to consider i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) changes occurred in the consolidation area.

For the purpose of a more effective representation of results, a condensed statement of income was prepared according to presentation criteria deemed to be better suited to represent the content of captions according to the principle of operating consistency.
The illustration of such criteria is contained in the chapter Accounting policies.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2007	2006 restated (*)				
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Average of the quarters
Net interest income	2,433	2,410	2,278	2,247	2,149	2,271
Dividends and profits (losses) on investments carried at equity	46	106	41	86	38	68
Net fee and commission income	1,627	1,637	1,579	1,655	1,675	1,637
Profits (Losses) on trading	440	658	325	345	502	458
Income from insurance business	101	168	90	99	95	113
Other operating income (expenses)	40	44	22	35	30	33
Operating income	**4,687**	**5,023**	**4,335**	**4,467**	**4,489**	**4,580**
Personnel expenses	-1,431	-1,547	-1,400	-1,399	-1,385	-1,433
Other administrative expenses	-725	-941	-731	-780	-747	-800
Adjustments to property, equipment and intangible assets	-191	-272	-216	-217	-194	-225
Operating costs	**-2,347**	**-2,760**	**-2,347**	**-2,396**	**-2,326**	**-2,458**
Operating margin	**2,340**	**2,263**	**1,988**	**2,071**	**2,163**	**2,122**
Goodwill impairment	-	-	-	-	-	-
Net provisions for risks and charges	-92	-181	-47	-39	-70	-84
Net adjustments to loans	-326	-439	-298	-293	-297	-332
Net impairment losses on other assets	-2	-7	-5	-2	3	-3
Profits (Losses) on investments held to maturity and on other investments	35	91	4	66	4	41
Income (Loss) before tax from continuing operations	**1,955**	**1,727**	**1,642**	**1,803**	**1,803**	**1,744**
Taxes on income from continuing operations	-697	-328	-540	-588	-643	-525
Merger and restructuring related charges (net of tax)	-14	-562	-	-	-	-141
Effect of purchase cost allocation (net of tax)	-100	-	-	-	-	-
Income (Loss) after tax from discontinued operations	2,891	93	143	174	137	137
Minority interests	-33	-31	-42	-43	-44	-40
Net income	**4,002**	**899**	**1,203**	**1,346**	**1,253**	**1,175**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

In the first quarter of 2007 the Intesa Sanpaolo Group's net income was 4,002 million euro, compared to 1,253 million euro in the same period of the previous year. The outstanding growth in net income for the period was attributable to profits deriving from the sales to Crédit Agricole, that amounted to 2,803 million euro, net of tax.
The evolution of operating margin, up by 8.2% with respect to the first three months of 2006, was favoured by the good performance of operating income (+4.4%) combined with a contained increase in operating costs (+0.9%). Income before tax from continuing operations, despite the increase in provisions for risks and charges and net adjustments to loans, recorded an 8.4% rise. Furthermore, in addition to the described trends, net income also benefited from the capital gains on the sales of Cariparma and FriulAdria to Crédit Agricole, which benefited from the participation exemption. Excluding the impacts of the aforementioned sales and the charges specifically attributable to the merger, for the purpose of representing the trend of continuing operations, net income for the period was in any case approximately 13% higher with respect to the corresponding period of 2006, which had also benefited from non-recurring income.
As concerns quarterly development, the operating margin in the first quarter of 2007 was higher than in the previous year. In particular, relative to the most representative components of operating margin, net interest income continued the upward trend of 2006, net fee and commission income was slightly lower than the average of the quarters of last year, while profits on trading were affected by the lack of non-recurring income realised in 2006. Overall operating income was higher than in the quarters of 2006, with the exception of the fourth quarter, which had benefited from considerable non-recurring profits on trading. Operating costs were practically in line with those of the first three quarters of 2006 and lower than in the last quarter, that was influenced by the typical year-end seasonal effects.

Operating income

Operating income totalled 4,687 million euro; the increase with respect to the first quarter of 2006 was produced mainly by net interest income, which in addition to representing the most significant component of income, with a 52% incidence, recorded a 13.2% growth rate. Dividends and profits from investments carried at equity, income from insurance business and other operating income increased, whereas net fee and commission income and profits on trading decreased. The net effect of the described trends led to a 4.4% rise in operating income.

Net interest income

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Relations with customers	3,220	2,626	594	22.6
Relations with banks	-265	-80	185	
Securities issued	-1,377	-1,099	278	25.3
Differentials on hedging derivatives	53	99	-46	-46.5
Financial assets held for trading	430	331	99	29.9
Investments held to maturity	129	44	85	
Financial assets available for sale	151	116	35	30.2
Non-performing assets	132	120	12	10.0
Other net interest income	-47	-14	33	
Interest margin	**2,426**	**2,143**	**283**	**13.2**
Fair value adjustments in hedge accounting	**7**	**6**	**1**	**16.7**
Net interest income	**2,433**	**2,149**	**284**	**13.2**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Net interest income, 2,433 million euro, recorded a 284 million euro increase in the period. The rise with respect to the first three months of last year was mostly attributable to operations with customers, which in the table above also includes components related to securities issued and differentials on hedging derivatives. Positive effects came from both volumes, attributable to the development of business activities with customers, and rates, which benefited from the increase in the spread on funding that was only partly offset by the reduction in the spread on loans. The rise in net interest income with customers, 270 million euro (+16.6%), was partly absorbed by higher net charges on interbank relations. Lastly, there was an appreciable contribution of the financial portfolio which, with reference to assets held for trading, investments held to maturity and assets available for sale, generated an overall increase in net interest income of 219 million euro.

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Banca dei Territori	1,772	1,524	248	16.3
Corporate & Investment Banking	212	208	4	1.9
Public Finance	49	43	6	14.0
International Subsidiary Banks	250	201	49	24.4
Eurizon Financial Group	32	18	14	77.8
Total business areas	**2,315**	**1,994**	**321**	**16.1**
Corporate Centre	118	155	-37	-23.9
Intesa Sanpaolo Group	**2,433**	**2,149**	**284**	**13.2**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.



Business areas
Eurizon Financial Group 1.4%
International Subsidiary Banks 10.8%
Public Finance 2.1%
Corporate & Investment Banking 9.2%
Banca dei Territori 76.5%

Breakdown by business area shows that Banca dei Territori, which made a 76.5% contribution to the net interest income produced by the business areas, and International Subsidiary Banks showed markedly positive growth rates (respectively +16.3% and +24.4%).

Dividends and profits on investments carried at equity

Dividends collected from unconsolidated equity investments and profits on investments carried at equity totalled 46 million euro, with a 21.1% rise with respect to the first quarter of 2006. This trend particularly benefited from the profits generated by the equity investments held by the Parent Company, such as CAAM, Pirelli, Agos and Cassa di Risparmio di Firenze.

Net fee and commission income

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Guarantees given	60	52	8	15.4
Collection and payment services	70	83	-13	-15.7
Current accounts	245	263	-18	-6.8
Credit and debit cards	133	106	27	25.5
Commercial banking activities	**508**	**504**	**4**	**0.8**
Dealing and placement of securities	279	316	-37	-11.7
Dealing in currencies	17	18	-1	-5.6
Portfolio management	361	363	-2	-0.6
Distribution of insurance products	209	197	12	6.1
Other	58	72	-14	-19.4
Management, dealing and consultancy activities	**924**	**966**	**-42**	**-4.3**
Other net fee and commission income	**195**	**205**	**-10**	**-4.9**
Net fee and commission income	**1,627**	**1,675**	**-48**	**-2.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Net fee and commission income in the first quarter of 2007, which represented 35% of operating income, totalled 1,627 million euro, with a 2.9% decrease on the corresponding period of the previous year, also due to the commercial policy aimed at value creation for customers made possible by the merger (e.g. the realignment of the best terms previously applied by Banca Intesa and SANPAOLO IMI, the annulment of

commissions on ATM/cash dispenser transactions made by customers of one of the two banks in the network of the other bank).
Furthermore, the decrease in fee and commission income was attributable to management, dealing and consultancy activities connected to the slowdown under way in asset management and in the greater incidence of simpler and lower value added products. Commissions on commercial banking activities remained practically stable: the decrease in commissions on deposits, attributable to the diffusion of "product" accounts characterised by management fees which are lower than traditional current accounts, and on collection and payment services was offset by the rise in commissions on other services.

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Banca dei Territori	1,142	1,176	-34	-2.9
Corporate & Investment Banking	189	193	-4	-2.1
Public Finance	8	11	-3	-27.3
International Subsidiary Banks	110	99	11	11.1
Eurizon Financial Group	218	209	9	4.3
Total business areas	**1,667**	**1,688**	**-21**	**-1.2**
Corporate Centre	-40	-13	27	
Intesa Sanpaolo Group	**1,627**	**1,675**	**-48**	**-2.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.



Business areas
Eurizon Financial Group 13.1%
International Subsidiary Banks 6.6%
Public Finance 0.5%
Corporate & Investment Banking 11.3%
Banca dei Territori

Commissions generated by Banca dei Territori, which represented 68.5% of those originated by the business areas, highlighted a 2.9% decrease on the first quarter of 2006, entirely attributable to the Retail Department, in relation to the commercial policies focused on the placement of products with lower up-front fees and the preference shown by customers for "product" accounts, characterised – as already said – by more contained account management fees with respect to traditional deposits. Within Banca dei Territori the private segment increased (+5.9%), linked to the expansion of the customer base and of the relevant assets and the business segment also rose (+3.8%). Among the other business areas, there were notable rises in fees and commissions recorded by International Subsidiary Banks (+11.1%) and Eurizon Financial Group (+4.3%).

Profits on trading

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Financial assets held for trading	81	205	-124	-60.5
Financial liabilities held for trading	8	-113	121	
Financial derivatives	237	304	-67	-22.0
Trading result (interest rate, equities, foreign exchange)	**326**	**396**	**-70**	**-17.7**
Credit derivatives	-1	-32	-31	-96.9
Other financial assets / liabilities: foreign exchange differences	63	38	25	65.8
Profits (Losses) on financial assets / liabilities held for trading	**388**	**402**	**-14**	**-3.5**
Profits (Losses) on disposal of financial assets available for sale and repurchase of financial liabilities	**42**	**77**	**-35**	**-45.5**
Dividend and similar income on shares available for sale and held for trading	**10**	**23**	**-13**	**-56.5**
Profits (Losses) on trading	**440**	**502**	**-62**	**-12.4**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Profits (Losses) on trading includes: i) profits and losses on disposal of financial assets held for trading or available for sale, ii) capital gains/losses from valuation as at fair value of financial assets held for trading, and iii) dividends collected on shares held for trading or available for sale and any related charges. The result achieved in the quarter, equal to 440 million euro, was 12.4% lower with respect to the same

period of 2006. The latter had benefited from non-recurring profits of 110 million euro, produced by the combined effects of marking to market, hedging and sale of FIAT shares deriving from the "convertendo" loan and the marking to market and sale of Parmalat shares, also deriving from the conversion of on-balance sheet loans. Excluding such income the caption registered an increase exceeding 12%.
Breakdown shows that the decline was concentrated in profits on trading, in particular from financial assets held for trading, which were affected by the lack of the aforementioned non-recurring transactions of the first quarter of 2006, and from financial derivatives. Profits from the sale of financial assets available for sale also decreased.

Income from insurance business

(in millions of euro)

	31.03.2007			31.03.2006 restated [*]			Changes	
	Life	Casualty	Total	Life	Casualty	Total	amount	%
Premiums and payments [a]	-89	17	-72	-57	5	-52	20	38.5
net premiums	*490*	*23*	*513*	*466*	*8*	*474*	*39*	*8.2*
net charges for claims	*-1,039*	*-6*	*-1,045*	*-611*	*-3*	*-614*	*431*	*70.2*
net charges for changes in technical reserves	*460*	*-*	*460*	*88*	*-*	*88*	*372*	
Net income from financial instruments designated at fair value through profit and loss [b]	75	-	75	-4	-	-4	79	
Net commissions [c]	-6	-	-6	3	-	3	-9	
Net income from securities (including UCITS) classified as Financial assets available for sale and Financial assets held for trading [d]	211	1	212	231	-	231	-19	-8.2
Other income/charges from insurance business [e]	-96	-12	-108	-82	-1	-83	25	30.1
Income from insurance business	**95**	**6**	**101**	**91**	**4**	**95**	**6**	**6.3**

[*] Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

[a] The caption includes collections, payments and provisions for integration of reserves referred solely to products considered insurance products for IAS/IFRS purposes.

[b] The caption includes net income from the measurement of assets and liabilities connected to products considered financial products for IAS/IFRS purposes and those deriving from the measurement of assets accounted for applying the so-called Fair Value Option.

[c] The caption includes commissions related to products considered financial products for IAS/IFRS purposes and commissions on banking services of securities deposit and account management.

[d] The caption registers realised profits and interest / dividends collected on financial assets covering products considered insurance products for IAS/IFRS purposes and on the trading portfolio of the insurance company.

[e] The caption includes all other income / charges connected to products considered insurance products for IAS/IFRS purposes, including commission expense.

Income from insurance business, which contains revenue items referring to the life and casualty companies reporting to Eurizon, totalled 101 million euro, up by 6.3% with respect to the first quarter of 2006. This result was mainly achieved thanks to performance of financial management, connected to traditional products and the free portfolio. New production, mostly addressed to unit-linked and index-linked policies almost doubled with respect to the same period of the previous year.
More specifically, net income from valuation of assets and liabilities connected to products which have mainly financial nature increased whereas decreases were recorded by net income on financial assets which cover mainly insurance products and on the trading portfolio and the margin on premiums and payments for insurance contracts worsened. Other charges from the insurance business increased due to higher costs for commissions paid. In relation to the valuation of Eurizon's financial assets available for sale, whose impact is recorded in a specific shareholders' equity reserve, as at 31st March 2007 the caption decreased to 26 million euro from 34 million euro at the beginning of the year, due to the effects of the reduction of capital gains on bonds following the rise in interest rates.

Other operating income (expenses)

Other operating income (expenses) is a residual caption which comprises income and expenses of various nature, such as real estate rentals, income and expenses on finance lease contracts, amortisation of leasehold improvements and expenses for litigations and for customer restorations not covered by specific provisions. The caption does not include recovery of expenses and taxes and duties, which are directly deducted from administrative expenses. Other operating income equalled 40 million euro, with a 33% growth rate with respect to the first quarter of 2006, mostly due to higher services rendered to third parties.

Operating costs

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Wages and salaries	1,040	981	59	6.0
Social security charges	265	256	9	3.5
Other	126	148	-22	-14.9
Personnel expenses	**1,431**	**1,385**	**46**	**3.3**
Information technology expenses	172	178	-6	-3.4
Management of real estate assets	163	158	5	3.2
General structure costs	211	194	17	8.8
Professional and legal expenses	61	77	-16	-20.8
Advertising and promotional expenses	42	63	-21	-33.3
Indirect personnel costs	30	29	1	3.4
Other costs	49	49	-	-
Indirect taxes and duties	155	151	4	2.6
Recovery of expenses and charges	-158	-152	6	3.9
Administrative expenses	**725**	**747**	**-22**	**-2.9**
Property and equipment	111	107	4	3.7
Intangible assets	80	87	-7	-8.0
Adjustments	**191**	**194**	**-3**	**-1.5**
Operating costs	**2,347**	**2,326**	**21**	**0.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Operating costs in the first quarter of 2007 amounted to 2,347 million euro, up by 0.9% with respect to the same period of the previous year, due to the rise of personnel expenses, only partly offset by the reduction in administrative expenses and adjustments.

Personnel expenses equalled 1,431 million euro, up by 3.3% with respect to the first quarter of 2006. The trend was influenced by provisions for the assumptions regarding the renewal of the national collective labour contract which expired at the end of 2005 and, to a lesser extent, by higher provisions for the variable component of retribution.

Administrative expenses, 725 million euro, recorded a 2.9% decrease with respect to the first quarter of 2006. It must also be noted that the expenses connected to the integration process are registered in a specific caption in the statement of income.

This trend was mostly attributable to the decreases in: i) advertising and promotional expenses, also due to the fact that the charges related to the sponsorship of the Turin 2006 Winter Olympics recorded in the first quarter of the previous year did not recur, ii) legal and professional expenses and, to a lower extent, iii) expenses for IT services, which represent 24% of administrative expenses.

Adjustments to property, equipment and intangible assets, which totalled 191 million euro, recorded a moderate decrease (-1.5%) with respect to the first quarter of last year.

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Banca dei Territori	1,547	1,539	8	0.5
Corporate & Investment Banking	197	206	-9	-4.4
Public Finance	22	22	-	-
International Subsidiary Banks	219	204	15	7.4
Eurizon Financial Group	140	129	11	8.5
Total business areas	**2,125**	**2,100**	**25**	**1.2**
Corporate Centre	222	226	-4	-1.8
Intesa Sanpaolo Group	**2,347**	**2,326**	**21**	**0.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Credit Agricole and ii) the changes in the consolidation area


Business areas
Eurizon Financial Group 6.6%
International Subsidiary Banks 10.3%
Public Finance 1.0%
Corporate & Investment Banking 9.3%
Banca dei Territori 72.8%

As concerns breakdown by business area, Banca dei Territori, which generated 72.8% of total operating costs of the business sectors, and Public Finance presented results almost in line with values recorded in the first quarter of 2006. Eurizon Financial Group and International Subsidiary Banks registered increases respectively of 8.5% (mostly attributable to personnel expenses) and 7.4% (mostly attributable to administrative expenses). Costs of Corporate & Investment Banking instead decreased (-4.4%).

Operating margin

The operating margin for the first three months of 2007 totalled 2,340 million euro, up by 8.2% with respect to the same period of the previous year, thanks to an increase in revenues higher than the rise recorded by costs.

Net provisions for risks and charges

Net provisions for risks and charges, equal to 92 million euro, presented a 31.4% growth rate with respect to the same period of the previous year. These provisions cover probable charges deriving mainly from revocatory actions, actions for damage, legal litigations and any other litigations and are updated on the basis of the litigations under way and the assessment of their possible outcomes.

Net adjustments to loans

Net adjustments to loans recorded in the period equalled 326 million euro, with a 9.8% rise with respect to the 297 million euro in the first three months of the previous year. The rise is attributable to higher analytical and collective adjustments, which reached 662 million euro, compared to recoveries of 336 million euro.

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Doubtful loans	-101	-122	-21	-17.2
Other non-performing loans	-136	-95	41	43.2
Performing loans	-112	-84	28	33.3
Net impairment losses on loans	**-349**	**-301**	**48**	**15.9**
Net adjustments to guarantees and commitments	**23**	**4**	**19**	
Net adjustments to loans	**-326**	**-297**	**29**	**9.8**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

The overall rise in net adjustments concerned substandard, restructured and past due loans of 136 million euro. Conversely, adjustments to doubtful loans decreased to 101 million euro. Assessments on performing loans required net adjustments of 112 million euro, mostly referred to provisions made, in compliance with IAS 39, to cover the effects of the recent initiative relative to certain mortgage contracts. Lastly, net adjustments of 23 million euro were posted on non-cash credit risk relative to guarantees and commitments outstanding.

Profits (Losses) on investments held to maturity and on other investments

Profits on investments held to maturity and on other investments equalled 35 million euro compared to 4 million euro recorded in the first quarter of 2006.

Income before tax from continuing operations

Income before tax from continuing operations amounted to 1,955 million euro, up by 8.4% with respect to the first quarter of 2006, essentially thanks to the good trend recorded by operating income.

Taxes on income from continuing operations

Provisions for taxes for the period, both current and deferred, amounted to 697 million euro with respect to the 643 million euro of the first quarter of last year. The tax burden on continuing operations, which reflects tax regulations in force in the various Countries in which the Group operates, implies a 35.7% tax-rate equal to that of the first quarter of 2006.

Merger and restructuring related charges (net of tax)

Merger and restructuring related charges (net of tax) totalled 14 million euro and were mostly attributable to the Parent Company. These are added to those recorded in 2006 for incentive-driven exit plans and other administrative costs connected to the merger.

Effect of purchase cost allocation (net of tax)

The caption represents the negative effects, in terms of interest adjustments and amortisation, attributable to the revaluation of loans, real estate and the registration of new intangible assets, in application of IFRS 3, at the time of registration of the merger; such effects, until the completion of the process for the allocation of the cost of the Sanpaolo IMI Group, have been estimated in 400 million euro for the entire year. An amount equal to ¼ of the charge assumed for the entire year was expensed in the first quarter.

Income (Loss) after tax from discontinued operations

The caption, 2,891 million euro, includes the effects of assets sold or under disposal to Crédit Agricole.
In particular, the figure includes the capital gain deriving from the sale of Cariparma and FriulAdria (2,803 million euro), the result realised by the two subsidiaries before the sale (45 million euro) and the results of the branches under disposal on 1st April and 1st July 2007 (43 million euro).

Net income

Net income for the period reached 4,002 million euro, net of taxes on income from continuing operations, of income after tax from discontinued operations, of the effect of purchase cost allocation (net of tax), of merger and restructuring related charges (net of tax), and of minority interests.

Balance sheet aggregates

General aspects

In the table on page 27 and in those on the pages hereafter, balance sheet aggregates as at 31st March 2007 are compared with balance sheet figures as at 31st December 2006 restated on a consistent basis to consider changes in the consolidation area.

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

Assets	2007	2006 restated (*)			
	31/3	31/12	30/9	30/6	31/3
Financial assets held for trading and designated at fair value through profit and loss	99,078	87,380	90,807	89,532	95,579
Financial assets available for sale	41,297	41,291	39,425	36,541	34,762
Investments held to maturity	5,642	5,695	5,192	5,194	5,089
Due from banks	63,945	57,975	62,833	61,070	62,819
Loans to customers	331,870	326,750	311,993	305,954	304,278
Investments in associates and companies subject to joint control	3,055	3,921	3,921	3,837	3,766
Property, equipment and intangible assets	8,600	9,240	7,855	7,843	7,343
Tax assets	4,562	4,969	5,050	5,165	5,383
Non-current assets held for sale and discontinued operations	5,902	22,883	21,529	22,999	21,249
Other assets	13,968	14,546	11,822	14,313	13,022
Merger difference	20,725	-	-	-	-
Total Assets	**598,644**	**574,650**	**560,427**	**552,448**	**553,290**

Liabilities and Shareholders' Equity	2007	2006 restated (*)			
	31/3	31/12	30/9	30/6	31/3
Due to banks	83,804	76,550	79,884	71,778	80,072
Due to customers and securities issued	345,948	343,917	329,902	326,832	317,890
Financial liabilities held for trading and designated at fair value through profit and loss	56,022	48,361	49,782	48,699	53,630
Tax liabilities	2,889	2,280	2,834	2,608	2,562
Liabilities associated with non-current assets held for sale and discontinued operations	5,485	21,781	20,408	22,016	20,108
Other liabilities	23,980	19,573	16,257	21,162	20,153
Technical reserves	22,218	22,540	22,603	22,000	21,893
Allowances for specific purpose	6,117	6,052	5,170	5,111	5,380
Share capital	6,646	6,646	6,646	6,646	6,629
Reserves	8,393	10,783	10,730	10,713	10,554
Merger reserves	31,093	9,152	10,177	10,097	10,983
Valuation reserves	1,120	1,209	974	968	913
Minority interests	927	1,105	1,259	1,219	1,270
Net income	4,002	4,701	3,801	2,599	1,253
Total Liabilities and Shareholders' Equity	**598,644**	**574,650**	**560,427**	**552,448**	**553,290**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Loans to customers

(in millions of euro)

	31.03.2007		31.12.2006 restated (*)		Changes	
		% breakdown		% breakdown	amount	%
Current accounts	33,421	10.1	37,186	11.4	-3,765	-10.1
Mortgages	155,658	46.9	152,183	46.5	3,475	2.3
Advances and other loans	117,109	35.3	114,649	35.1	2,460	2.1
Repurchase agreements	12,324	3.7	9,799	3.0	2,525	25.8
Loans represented by securities	5,614	1.7	5,151	1.6	463	9.0
Non-performing loans	7,744	2.3	7,782	2.4	-38	-0.5
Loans to customers	**331,870**	**100.0**	**326,750**	**100.0**	**5,120**	**1.6**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area

The development of the economic cycle under way is fuelling the capital requirement of companies aimed at expanding production and investments; conversely, the upward trend of money market rates is slowing down household demand for loans. In this context loans to customers – inclusive of loans represented by securities issued by customers – reached 332 billion euro at the end of March, with a 1.6% growth rate from the beginning of the year. This evolution was the combined effect of the diverse trends recorded by the various types of financing. In particular, advances and other loans increased (+2.1%), as a result of both higher disbursements for infrastructural projects and the development of consumer lending, and medium- and long-term lending represented by mortgages (+2.3%), which together make up 82% of total loans to customers. Repurchase agreements showed a considerable increase (+25.8%), and displayed a marked volatility connected to their financial nature; furthermore, loans represented by securities – which are an alternative to direct disbursements – increased (+9%). Instead, overdrafts on current accounts recorded a 10.1% decrease, connected to household and company preference for longer funding.
In the domestic medium/long term loan market, disbursements to households amounted to approximately 5 billion euro, while those to companies exceeded 3.5 billion euro. Overall the flow of the first quarter was slightly higher than that realised in the corresponding period of 2006.
At the end of March 2007 the Group's market share on the domestic market (calculated on the harmonised time-series defined for Countries in the eurozone and excluding the operations of the 202 branches under disposal to Crédit Agricole) was 19.8% for total loans, down by half a percentage point with respect to the end of 2006. This decrease was affected by the reimbursement of considerable non-recurring financing granted toward the end of 2006 in favour of tax-collection counterparties.

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Banca dei Territori	210,764	207,455	3,309	1.6
Corporate & Investment Banking	61,806	60,480	1,326	2.2
Public Finance	33,209	34,423	-1,214	-3.5
International Subsidiary Banks	18,906	18,370	536	2.9
Eurizon Financial Group	2,253	2,384	-131	-5.5
Total business areas	**326,938**	**323,112**	**3,826**	**1.2**
Corporate Centre	4,932	3,638	1,294	35.6
Intesa Sanpaolo Group	**331,870**	**326,750**	**5,120**	**1.6**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Credit Agricole and ii) the changes in the consolidation area



Business areas
Eurizon Financial Group
0.7%
International Subsidiary Banks
Public Finance
Corporate & Investment Banking
Banca dei Territori
64.4%

Breakdown by business area shows a 1.6% increase achieved by Banca dei Territori through higher disbursements to retail and private customers, through mortgages and consumer lending and to SMEs, thanks to the recovery in production. Loans granted by Corporate & Investment Banking showed a positive trend (+2.2%) due to the contribution of investment banking, in the presence of a phase in the economic cycle favourable to extraordinary finance transactions. With regard to the evolution of lending to public works and infrastructures granted by Banca Intesa Infrastrutture e Sviluppo and Banca OPI, the 3.5% decline from the beginning of the year was mostly due to the gradual reimbursement of large loans granted to tax collection companies at the end of last year; an improvement is expected in the rest of the year with the positive signs coming from public finance. The increase in loans to customers by the Corporate Centre is attributable to repurchase agreements connected to treasury operations.

Loans to customers: loan portfolio quality

(in millions of euro)

	31.03.2007		31.12.2006 restated (*)		Change
	Net exposure	% breakdown	Net exposure	% breakdown	Net exposure
Doubtful loans	2,785	0.8	2,703	0.8	82
Substandard and restructured loans	3,926	1.2	3,920	1.2	6
Past due loans	1,033	0.3	1,159	0.4	-126
Non-performing loans	**7,744**	**2.3**	**7,782**	**2.4**	**-38**
Performing loans	318,512	96.0	313,817	96.0	4,695
Loans represented by performing securities	5,614	1.7	5,151	1.6	463
Loans to customers	**331,870**	**100.0**	**326,750**	**100.0**	**5,120**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

A more detailed numerical description of asset quality is contained in the section dedicated to credit risks in the Risk management chapter. The Group's high asset quality further improved in the first quarter of 2007: non-performing loans decreased (-38 million euro) and had a lower incidence on total loans to customers (2.3% with respect to 2.4% at the end of 2006). Coverage of non-performing loans, pursued via prudential provisional policies extended to all commercial banks, reached 53.1% as at 31st March 2007 with an increase with respect to the end of last year.

In particular, doubtful loans totalled 2,785 million euro, with an 82 million euro rise from the beginning of the year; the incidence on total loans to customers was 0.8% and the degree of coverage decreased by approximately 30 basis points, to 71.9%.

Substandard and restructured loans, 3,926 million euro, did not present significant changes with respect to as at 31st December 2006; the degree of coverage, adequate to cover the intrinsic risk of this type of portfolio, was 27.6%, 30 basis points lower than that of the previous year.

Past due loans amounted to 1,033 million euro, with a 126 million euro decrease and an improved degree of coverage (13.1%) with respect to the beginning of the year.

Cumulated collective adjustments on performing loans as at 31st March 2007 equalled 2,388 million euro. This figure represented 0.74% of gross exposure related to performing loans to customers, stable with respect to the figure recorded at the end of the previous year (0.71%) and congruous to face the risk of performing loans. The implicit risk of the performing loan portfolio is calculated collectively on the basis of the risk configurations of the entire portfolio analysed via models which consider the Probability of Default (PD) and Loss Given Default (LGD) of individual loans.

Customer financial assets

(in millions of euro)

	31.03.2007	% breakdown	31.12.2006 restated (*)	% breakdown	Changes amount	Changes %
Direct customer deposits	373,269	41.9	370,074	41.8	3,195	0.9
Indirect customer deposits	545,591	61.2	541,757	61.1	3,834	0.7
Netting (a)	-27,176	-3.1	-25,982	-2.9	1,194	4.6
Customer financial assets	**891,684**	**100.0**	**885,849**	**100.0**	**5,835**	**0.7**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(a) Netting refers to components of indirect customer deposits which are also included in direct customer deposits (e.g. financial liabilities of the insurance business).

Customer financial assets reached 892 billion euro, with a 0.7% rise from the beginning of the year thanks to the trend of direct customer deposits and, within indirect customer deposits, assets under administration. Assets under management, despite the positive trend of financial markets which led to a revaluation of equity components, was affected by customer preference for traditional products and easily marketable and low risk investments.

Direct customer deposits

The table below includes due to customers, securities issued, included those designated at fair value and certain insurance policies, with mainly financial features.

(in millions of euro)

	31.03.2007	% breakdown	31.12.2006 restated (*)	% breakdown	Changes amount	Changes %
Current accounts and deposits	174,883	46.9	179,882	48.7	-4,999	-2.8
Repurchase agreements and securities lending	30,555	8.2	24,115	6.5	6,440	26.7
Bonds	97,882	26.2	95,567	25.8	2,315	2.4
of which designated at fair value (**)	*3,708*	*1.0*	*3,174*	*0.9*	*534*	*16.8*
Certificates of deposit	10,964	2.9	10,472	2.8	492	4.7
Subordinated liabilities	19,011	5.1	18,660	5.0	351	1.9
Financial liabilities of the insurance business designated at fair value (**)	23,609	6.3	22,978	6.2	631	2.7
Other deposits	16,365	4.4	18,400	5.0	-2,035	-11.1
Direct customer deposits	**373,269**	**100.0**	**370,074**	**100.0**	**3,195**	**0.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(**) Figures included in the Balance sheet under the item Financial liabilities held for trading and designated at fair value through profit and loss.

As at 31st March 2007 direct customer deposits totalled 373 billion euro, with a 0.9% rise on the consistent figure of last December. The evolution of the aggregate in the period is ascribable to both the medium-long term component and the short-term component. Within the latter the rise in repurchase agreements totally absorbed the decrease in current accounts and deposits.

As at 31st March 2007 the Group's market share on the domestic market (according to the ECB's harmonised definition) totalled 20.1%. This figure is net of direct customer deposits of the 202 branches under disposal to Crédit Agricole, which were recorded under liabilities associated to non-current assets held for sale and discontinued operations.

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Banca dei Territori	181,729	186,116	-4,387	-2.4
Corporate & Investment Banking	68,482	64,993	3,489	5.4
Public Finance	4,563	4,431	132	3.0
International Subsidiary Banks	23,761	23,247	514	2.2
Eurizon Financial Group	30,447	30,483	-36	-0.1
Total business areas	**308,982**	**309,270**	**-288**	**-0.1**
Corporate Centre	64,287	60,804	3,483	5.7
Intesa Sanpaolo Group	**373,269**	**370,074**	**3,195**	**0.9**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.


Business areas
Eurizon Financial Group 9.9%
International Subsidiary Banks 7.7%
Public Finance 1.5%
Corporate & Investment Banking 22.2%
Banca dei Territori 58.7%

Breakdown by business area shows that direct customer deposits of Banca dei Territori, which represents 59% of the total aggregate attributable to the business areas, posted a 2.4% decrease. Conversely, funding of Corporate & Investment Banking presented a 5.4% rise and International Subsidiary Banks increased by 2.2%, benefiting from the good development potential shown by the markets in Central-Eastern Europe and in the Mediterranean basin. The progress of direct customer deposits of the Corporate Centre (+5.7%) was due to the issues by Intesa Sec 3 of mortgage backed securities following the securitisation carried out in December 2006.

Indirect customer deposits

(in millions of euro)

	31.03.2007	31.03.2007 % breakdown	31.12.2006 restated (*)	31.12.2006 % breakdown	Changes amount	Changes %
Mutual funds	70,521	12.9	72,147	13.3	-1,626	-2.3
Portfolio management	60,646	11.1	61,782	11.4	-1,136	-1.8
Life technical reserves and financial liabilities	69,712	12.8	69,009	12.7	703	1.0
Assets under management	**200,879**	**36.8**	**202,938**	**37.4**	**-2,059**	**-1.0**
Assets under administration and in custody	**344,712**	**63.2**	**338,819**	**62.6**	**5,893**	**1.7**
Indirect customer deposits	**545,591**	**100.0**	**541,757**	**100.0**	**3,834**	**0.7**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

The trend shown by indirect customer deposits from the beginning of the year was the result of modest trends of opposite sign: on the one hand, assets under administration increased (+1.7%), mostly due to the higher presence of government securities and bonds in customer securities deposits and, on the other hand, assets under management decreased (-1%) affected especially by lower placements of mutual funds. More specifically, assets under management, which represent over a third of indirect customer deposits totalled 201 billion euro. Breakdown of the caption shows that technical reserves and financial liabilities in the life insurance business recorded a 1% rise and almost reached 70 billion euro. In the insurance business the new production of EurizonVita and Intesa Vita in the period almost reached 3 billion euro, mostly offset by the progressive ageing of the policy portfolio which increased the significance of the phenomenon of surrendering of policies. On the contrary, mutual funds and portfolio management decreased.

Net financial assets held for trading and financial assets designated at fair value through profit and loss

(in millions of euro)

	31.03.2007		31.12.2006 restated (*)		Changes	
		% breakdown		% breakdown	amount	%
Bonds and other debt securities	59,973	85.2	54,556	83.8	5,417	9.9
of which Financial assets designated at fair value through profit and loss	*12,837*	*18.2*	*12,899*	*19.8*	*-62*	*-0.5*
Equities and quotas of UCITS	18,287	26.0	14,940	22.9	3,347	22.4
of which: Financial assets designated at fair value through profit and loss	*8,171*	*11.6*	*7,780*	*11.9*	*391*	*5.0*
Other assets held for trading	7	-	5	-	2	40.0
of which: Financial assets designated at fair value through profit and loss	*7*	*-*	*5*	*-*	*2*	*40.0*
Securities, assets held for trading and financial assets designated at fair value through profit and loss	**78,267**	**111.2**	**69,501**	**106.7**	**8,766**	**12.6**
Financial liabilities held for trading	**-7,438**	**-10.6**	**-4,276**	**-6.6**	**3,162**	**73.9**
Net value of financial derivatives	-446	-0.6	-55	-0.1	391	
Net value of credit derivatives	-5	-	6	-	-11	
Net value of trading derivatives	**-451**	**-0.6**	**-49**	**-0.1**	**402**	
Financial assets / liabilities, net	**70,378**	**100.0**	**65,176**	**100.0**	**5,202**	**8.0**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Financial assets held for trading, net of the related liabilities, and financial assets designated at fair value through profit and loss amounted to 70 billion euro, with an 8% rise with respect to the figure at the end of 2006. Financial liabilities designated at fair value through profit and loss are included in direct customer deposits.

The aggregate is mostly made up of debt securities, totalling 60 billion euro, and also included equities for 18 billion euro. Trading derivatives, which are indicated in the table as the imbalance between positive values (recorded under assets) and negative values (recorded under liabilities), presented a negative balance of 451 million euro; these were mostly represented by equity and stock index derivatives. Financial liabilities held for trading, 7 billion euro, were represented by short selling on securities.

Financial assets available for sale

Financial assets available for sale totalled 41.3 billion euro, in line with the figure as at 31st December 2006.

The caption is made up of debt securities not held for trading of 33,193 million euro, up by 1.8% with respect to the figure as at 31st December 2006. It also included equities for 7,494 million euro, down by 5%. The main equity investments included under equities were: Santander Central Hispano (1,828 million euro), Assicurazioni Generali (607 million euro), Borsa Italiana (242 million euro) and FIAT (173 million euro).

Financial assets available for sale are measured at fair value with recognition of changes in a specific valuation reserve under shareholders' equity.

(in millions of euro)

	31.03.2007		31.12.2006 restated (*)		Changes	
		% breakdown		% breakdown	amount	%
Bonds and other debt securities	33,193	80.4	32,596	78.9	597	1.8
Equities and quotas of UCITS	7,494	18.1	7,887	19.1	-393	-5.0
Securities available for sale	**40,687**	**98.5**	**40,483**	**98**	**204**	**0.5**
Loans available for sale	**610**	**1.5**	**808**	**2.0**	**-198**	**-24.5**
Financial assets available for sale	**41,297**	**100.0**	**41,291**	**100.0**	**6**	**-**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Net interbank position

As at 31st March 2007 the net interbank position recorded an expansion in its negative balance, from 18.6 billion euro as at 31st December 2006 to 19.9 billion euro, with a 6.9% growth rate.

Non-current assets held for sale and discontinued operations and related liabilities

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Investments in associates and companies subject to joint control	12	5	7	
Property and equipment	29	42	-13	-31.0
Other	-	-	-	-
Individual assets	**41**	**47**	**-6**	**-12.8**
Discontinued operations	**5,861**	**22,836**	**-16,975**	**-74.3**
of which: loans to customers	*5,724*	*21,280*	*-15,556*	*-73.1*
Liabilities associated with non-current assets held for sale and discontinued operations	**-5,485**	**-21,781**	**-16,296**	**-74.8**
Non-current assets held for sale and discontinued operations and related liabilities	**417**	**1,102**	**-685**	**-62.2**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

This caption contains assets and related liabilities which no longer refer to continuing operations as they are undergoing disposal. For 2007 the most significant amounts refer to the 202 branches under disposal to Crédit Agricole. The caption as at 31st December 2006 also included the figures of the subsidiaries Cariparma and FriulAdria, sold on 1st March 2007.

Shareholders' equity

As at 31st March 2007 the Group's shareholders' equity, included net income for the period, totalled 51,254 million euro compared to the 52,232 million euro as of 1st January 2007, which included the effects of the merger. The reduction in shareholders' equity is attributable to the distribution of ordinary and extraordinary dividends, allocated in Other liabilities, partly offset by net income generated in the period.

Valuation reserves

The 89 million euro decrease in valuation reserves from the end of last year is essentially attributable to the reduction in reserves on financial assets available for sale.

(in millions of euro)

	Valuation reserves as at 31.12.2006	Change in the period	Valuation reserves as at 31.03.2007	
				% breakdown
Financial assets available for sale	628	-125	503	44.9
Property and equipment	-	-	-	-
Cash flow hedges	83	30	113	10.1
Legally-required revaluations	344	-2	342	30.5
Other	154	8	162	14.5
Valuation reserves	**1,209**	**-89**	**1,120**	**100.0**

Regulatory capital

Regulatory capital and capital ratios as at 31st March 2007 have been determined applying the instructions issued by the Bank of Italy which consider IAS/IFRS. Figures as at 31st March 2007 are compared with those published in Gruppo Intesa's 2006 Annual report.

(in millions of euro)

	31.03.2007 [(a)]	31.12.2006 [(*)]
Regulatory capital		
Tier 1 capital	28,600	12,708
of which: preferred shares	*2,577*	*1,581*
Tier 2 capital	12,681	8,039
Minus items to be deducted	-2,576	-1,556
REGULATORY CAPITAL	**38,705**	**19,191**
Tier 3 subordinated loans	599	-
TOTAL REGULATORY CAPITAL	**39,304**	**19,191**
Risk-weighted assets		
Credit risks	329,251	189,100
Market risks	28,011	11,525
Other capital requirements	1,776	1,463
RISK-WEIGHTED ASSETS	**359,038**	**202,088**
Capital ratios %		
Core Tier 1	7.2	5.5
Tier 1	8.0	6.3
Total capital ratio	10.9	9.5

[(a)] In compliance with provisions of Bank of Italy Circular 263/2006, in the calculation of capital ratios elements deducted from total capital for supervisory purposes have been deducted separately and for an equal amount from Tier 1 and Tier 2 capital, with the exception of the contributions deriving from the insurance business that refer to relationships which arose prior to 20th July 2006, and as such continue to be deducted from total capital.

[(*)] Figures related to Gruppo Intesa, as published in the Annual report 2006.

Shareholders' equity for supervisory purposes amounted to 38,705 million euro, against risk-weighted assets of 359,038 million euro, mostly deriving from credit risks and, to a lower extent, by market risks. The Total capital ratio equalled 10.9%; the ratio between the Group's Tier 1 capital and risk-weighted assets (Tier 1) totalled 8%. The ratio between Tier 1 capital net of preferred shares and risk-weighted assets (Core Tier 1) equalled 7.2%.

Reconciliation of the Parent Company's shareholders' equity and net income with consolidated shareholders' equity and net income

(in millions of euro)

	Shareholders' equity	*of which net income as at 31.03.2007*
Parent Company's balances as at 31st March 2007	**48,474**	***3,906***
Effect of consolidation of subsidiaries subject to control and joint control	2,571	*729*
Effect of consolidation of subsidiaries carried at equity	130	*46*
Dividends collected during the period	-	*-85*
Adjustment in the consolidated financial statements of the capital gain on the sale to Crèdit Agricole	-	*-569*
Other	79	*-25*
Consolidated balances as at 31st March 2007	**51,254**	***4,002***

Breakdown of consolidated results by business area and geographical area

The organisation model of the New Group is based on five Business Units: "Banca dei Territori", "Corporate & Investment Banking", "Public Finance", "International Subsidiary Banks", "Eurizon Financial Group". In addition there is the Corporate Centre which includes Group Finance, for guidance, coordination and control of the whole Group.
In line with the provisions of IAS 14 regarding Segment Reporting, a management approach has been taken with primary reporting based on the segmentation into business areas, as this reflects the responsibilities introduced with the Group's new organisational structure. In addition to responding to organisational type logic, the business areas are an aggregation of business lines similar in the type of products and services they sell and in their regulatory context of reference.
Specifically, the ***Banca dei Territori Division***, which is in charge of the traditional lending and deposit collecting activities in Italy and of the related financial services, has the mission to serve retail (households, affluent, small businesses) and private customers, in addition to the small and medium-sized enterprises, creating value through widespread coverage of the country, attention to local market needs and maximising the brands of the Business Unit banks and the companies specialised in industrial credit, leasing and consumer credit.
The ***Corporate & Investment Banking Division***, dedicated to corporate customers and financial institutions in Italy and abroad, has the task of creating value through the offer of corporate banking products and services for their customers and investment banking, capital markets, merchant banking and factoring for the entire Group.
The ***Public Finance Division*** is responsible for customers in government, public entities, local authorities, public utilities, healthcare structures and general contractors and for developing activities related to medium/long term lending, project financing, securitisations, financial advisory and purchase of equity stakes in initiatives and investment projects in the reference segments.
The ***International Subsidiary Banks Division*** has the task of supervising and coordinating activities in markets abroad, where Intesa Sanpaolo is present through subsidiary and partly-owned commercial banks performing retail activities, defining strategies aimed at identifying growth opportunities and managing relations with the centralised structures of the Parent Company and with international branches and representative offices belonging to the Corporate & Investment Banking Division.
Eurizon Financial Group has the mission of creating value by providing insurance and financial services for pension plans, investment and protection of persons and assets.

The table below shows the main data summarising the trend of the business areas of the Intesa Sanpaolo Group in the first quarter of 2007.

It must be noted that, contrary to indications provided in the Business Plan, the regional banks not yet integrated into the IT network (Intesa Casse del Centro, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli and Cassa dei Risparmi di Forlì e della Romagna) are, for the time being, entirely reporting to the Banca dei Territori Division and not to the single Departments that make up the Division.
Moreover, within integration activities, the definition of customer perimeters among the various business units is under completion. The conclusion of these activities will require a change, during the year, in the balance sheets and statements of income of the divisions indicated in this quarterly Report.

The itemised analysis of the business areas contains a description of the products and services offered, the type of customers served and the initiatives carried out in the quarter; it also illustrates statement of income figures, the main balance sheet figures as well as the most significant profitability ratios.

(in millions of euro)

	Banca dei Territori	Corporate & Investment Banking	Public Finance	International Subsidiary Banks	Eurizon Financial Group	Corporate Centre	Total
Operating income							
31.03.2007	3,009	634	62	436	358	188	4,687
31.03.2006 restated (*)	2,804	649	58	350	329	299	4,489
% change (a)	7.3	-2.3	6.9	24.6	8.8	-37.1	4.4
Operating costs							
31.03.2007	-1,547	-197	-22	-219	-140	-222	-2,347
31.03.2006 restated (*)	-1,539	-206	-22	-204	-129	-226	-2,326
% change (a)	0.5	-4.4	-	7.4	8.5	-1.8	0.9
Operating margin							
31.03.2007	1,462	437	40	217	218	-34	2,340
31.03.2006 restated (*)	1,265	443	36	146	200	73	2,163
% change (a)	15.6	-1.4	11.1	48.6	9.0		8.2
Income (Loss) before tax from continuing operations							
31.03.2007	1,180	412	42	188	207	-74	1,955
31.03.2006 restated (*)	988	417	37	116	193	52	1,803
% change (a)	19.4	-1.2	13.5	62.1	7.3		8.4
Loans to customers							
31.03.2007	210,764	61,806	33,209	18,906	2,253	4,932	331,870
31.12.2006 restated (*)	207,455	60,480	34,423	18,370	2,384	3,638	326,750
% change (b)	1.6	2.2	-3.5	2.9	-5.5	35.6	1.6
Direct customer deposits							
31.03.2007	181,729	68,482	4,563	23,761	30,447	64,287	373,269
31.12.2006 restated (*)	186,116	64,993	4,431	23,247	30,483	60,804	370,074
% change (b)	-2.4	5.4	3.0	2.2	-0.1	5.7	0.9

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(a) The change expresses the ratio between 31.03.2007 and 31.03.2006 restated.

(b) The change expresses the ratio between 31.03.2007 and 31.12.2006 restated.

BUSINESS AREAS

Banca dei Territori

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	1,772	1,524	248	16.3
Dividends and profits (losses) on investments carried at equity	25	30	-5	-16.7
Net fee and commission income	1,142	1,176	-34	-2.9
Profits (Losses) on trading	57	65	-8	-12.3
Income from insurance business	-	-	-	-
Other operating income (expenses)	13	9	4	44.4
Operating income	**3,009**	**2,804**	**205**	**7.3**
Personnel expenses	-929	-899	30	3.3
Other administrative expenses	-611	-633	-22	-3.5
Adjustments to property, equipment and intangible assets	-7	-7	-	-
Operating costs	**-1,547**	**-1,539**	**8**	**0.5**
Operating margin	**1,462**	**1,265**	**197**	**15.6**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-24	-26	-2	-7.7
Net adjustments to loans	-258	-253	5	2.0
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-	2	-2	
Income (Loss) before tax from continuing operations	**1,180**	**988**	**192**	**19.4**
Allocated capital	10,797	10,037	760	7.6
Profitability ratios (%)				
Cost / Income ratio	51.4	54.9	-3.5	-6.4
ROE before tax	44.3	39.9	4.4	11.0
EVA® (in millions of euro)	548	414	134	32.4

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Loans to customers	210,764	207,455	3,309	1.6
Direct customer deposits	181,729	186,116	-4,387	-2.4
of which: due to customers	*138,865*	*142,169*	*-3,304*	*-2.3*
securities issued	*42,864*	*43,947*	*-1,083*	*-2.5*
Indirect customer deposits	361,328	349,057	12,271	3.5

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Banca dei Territori, which represents the Group's core business, comprises: the Retail Department, which serves households, affluent (individual customers with financial assets up to one million euro), small businesses (enterprises with a turnover under 2.5 million euro and with loan facilities under one million euro) and Non-Profit Entities; the SME Department, in charge of managing SMEs with a turnover between 2.5 and 150 million euro; the Private Bank, which serves private customers with financial assets of over one million euro. Operations summarised above are performed through the Parent Company Intesa Sanpaolo

and the network banks integrated in the IT system (Sanpaolo Banco di Napoli, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico). This area also includes - as already mentioned - the regional banks for which the ICT integration process was not started/completed in the first quarter of 2007 (Intesa Casse del Centro, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli, Cassa dei Risparmi di Forlì e della Romagna), as well as product companies specialised in industrial credit (Banca Intesa Mediocredito and Banca CIS), leasing (Intesa Leasing and Sanpaolo Leasint) and consumer credit (Neos Banca and Agos Itafinco). Lastly, this Division also includes the insurance companies Intesa Vita and Intesa Previdenza, Sanpaolo Bank (Luxembourg) which operates in international private banking, fiduciary service companies SIREFID and Sanpaolo Fiduciaria, Setefi, the company specialised in management of electronic payment systems, Farbanca, the on-line bank for the pharmaceutical and healthcare sector (its sale to Banca Popolare di Vicenza has been resolved upon) and Si Holding where the Group has a 36.7% interest, which wholly owns CartaSi, the inter-bank company leader in the Italian credit card market.
The organisational structure in Italy is distributed across 27 territorial areas/network bank directorates, responsible for the coordination of Market operations and branches, and the initiatives targeting customers on the basis of the specific needs of the territory of reference, by taking advantage of the direct relationship with the customer base.
The net flow of new customers accelerated in the first four months following the merger, with an increase of approximately 73,000 units.

Growth of new customers accelerating in the first four months since the merger



Banca dei Territori customer net flow (monthly average)
Merger Announcement
(481)
1,927
3,082
8,751
16,650
22,600
1Q06
2Q06
3Q06
4Q06
1Q07
April 2007

Banca dei Territori closed the first quarter of 2007 with an income before tax from continuing operations of 1,180 million euro, with a 192 million euro rise compared to the corresponding period of the previous year (+19.4%).
Operating income equalled 3,009 million euro, represented 64% of the Group's consolidated operating income, and recorded a 205 million euro increase with respect to the same period of the previous year (+7.3%). This performance benefited in particular from the positive evolution of net interest income that amounted to 1,772 million euro with a 16.3% increase over the first quarter of 2006. The rise in interest income was driven by the expansion in intermediated volumes with customers, in particular in the short- and medium/long-term loans and by the broadening of the mark-down on customer deposits.
Net fee and commission income, 1,142 million euro, registered a 2.9% reduction compared to the first quarter of 2006. This reduction, which derives from a commercial policy aimed at creating value for customers, is attributable to various phenomena: i) the launch of a new type of current account with more contained costs for customers; ii) lower recourse to placement of products with high up-front commissions; iii) reassessment of the mix of financial assets in customer portfolios in favour of less profitable components for the bank.
Also profits on trading, 57 million euro, recorded an 8 million euro contraction compared to the first quarter of 2006 (-12.3%) due to the slowdown in the placement to SMEs of interest rate and foreign exchange hedging instruments.
Operating costs registered a contained increase (+0.5%), attributable to personnel expenses, influenced by the provisions for the possible renewal of the national collective labour contract which expired at the end of 2005 as well as by higher provisions for the variable component of retribution. Savings were instead achieved on administrative expenses.
The expansion in revenues, together with the trend in operating costs, led to a 3.5% reduction in the cost/income ratio, down to 51.4%.

Operating margin amounted to 1,462 million euro, with a 15.6% rise compared to the first quarter of 2006.
The Division absorbed 47.5% of the Group's capital, with an increase compared to the level recorded in the first three months of 2006. In absolute value, allocated capital rose to 10,797 million euro, mainly due to new loans. The good trend of operating margin raised ROE before tax to 44.3%. Value creation recorded a substantial increase (+134 million euro), from 414 million euro to 548 million euro.

Balance sheet figures as at the end of March 2007 evidenced loans to customers at 210,764 million euro (+1.6% from the end of December 2006) and direct customer deposits down by 2.4%. Indirect customer deposits reached 361,328 million euro, with a 3.5% increase from the beginning of the year, mainly due to assets under administration.

The Retail Department, in charge of a network of over 4,900 branches, served 9.8 million customers at the end of March 2007.
With regard to the household segment, in the quarter activities addressed the unification of commercial offering in the networks, applying the "best-of-breed" logic and pursued the objective of offering a simplified product range to support the relationship manager's commercial proposition based on a specialised approach by sub-segment.
With regard to the affluent segment, actions aimed at strengthening acquisition rates and activities aimed at improving retention led to an increase of the number of customers in the quarter. Furthermore, the efforts to support the network on products were intensified, also through meetings on the territory with product factories.
With regard to the small business segment, the foundations were laid for a coordinated management of the commercial plans through the identification of the priority levers to achieve objectives summarised by the increase in loans and the expansion of the customer base.
With regard to management of resources, activities were promoted with the aim of optimising supervision of the segment and sharing professional skills, such as the creation of a task force of approximately 100 small business developers, with the start of a new training programme and the selection and training of resources to support commercial actions on supplementary social security. Particular attention was paid to the identification of shared customers with loan facilities and the foundations were laid for the definition of rules for the management of shared customers, which are approximately 15,000 small businesses and cover a significant portion of lending volumes and of revenues.
For banking products activities were undertaken to rationalise the offering and to define the new unified range of current accounts. At the beginning of March the distribution of Zerotondo was extended to the former Intesa network, also offering the possibility of activation via the Internet and choosing online the reference branch with which to establish the relationship; during the first quarter the new openings of Zeroconto accounts exceeded 152,000 units. Rationalisation activities were firstly concentrated on debit cards. Hypotheses were formulated for products and services that will contribute to the new Group's offering range, including an innovative rechargeable prepaid card, which offers the possibility of reimbursing expenses by instalments and of making contact-less payments. Finally, success continued for the discount programme Bonus Intesa, which, through the development of agreements with national and local partners, offers purchase and saving possibilities to the holders of Conto Intesa in over 12,000 retail outlets which cover almost all categories of goods. At the end of the first quarter of 2007 the holders of accounts of the Conto Intesa range benefited from cash-backs on their current accounts for over 1.3 million euro. Activities were initiated for the extension of the programme also to the former SANPAOLO network.
With regard to credit products, for the purpose of favouring the creation of synergies and economies of scale within the Group, and taking advantage of the professional skills acquired in the product companies, starting from January 2007 a new methodology was introduced (currently only in the former SANPAOLO network) for the selection and granting of personal loans to households which leverages on CFS – Consumer Financial Services, a subsidiary of Neos Banca. The new operating and commercial approach, using an IT application based on web technology, totally integrated with the Bank's procedures, sets out that the credit risk is entirely taken by CFS.
Within retail home mortgages, a new offer strategy – common to both networks – was adopted in the first quarter which allows the Group to address the market with a practical alignment of the main product characteristics, of the standard interest rates and of the faculties of derogation assigned to areas/network banks.

The initiative aimed at conceding holders of indexed mortgages the possibility of renegotiating loans applying a fixed interest rate to contain the excessive rise in reimbursement charges, continued on the former SANPAOLO network and was initiated on the former Intesa network.

The activities of the SME Department focus on customers with a turnover between 2.5 and 150 million euro. Customer enterprises exceed 82,000, with an over 70% market coverage. The service model adopted is based on consolidated territorial presence, which permits strong links with customers and high decision-making efficiency and effectiveness, and on a central steering and governance system dedicated to the specialisation and innovation of the offering. Distribution is based on a network of 370 specialised operating points (240 branches and 130 separate teams), of which 159 based in North West Italy, 92 in the North East, 46 in the Centre and 73 in the South and Islands.
Guidelines for business development over the forthcoming three years were set out in the first quarter and the commercial integration process of the networks was initiated. Strategy is directed toward the following key points:

- development of actions for the protection of the share of wallet, aimed at maintaining the current level of commercial penetration on shared customers. To this end the process of centralising relations in one relationship manager at Group level was initiated;
- exploitation of the network's placement potential and introduction of innovative solutions in collection and payment services: i) a specific initiative was initiated with the purpose of exploiting the size of the new Group to increase intermediation, ii) a new electronic invoicing service was set up and iii) an advanced system for pricing services, tailored on specific customer needs, is under development;
- selective acquisition of new customers, in particular in the regions where there is still a significant market potential. In this area a direct action for the selection and development of potential customers was already initiated;
- rationalisation and innovation of the product and financial service range. The process for the convergence and unification of the offering of the two former Groups was commenced in the first quarter and a new range of loans was defined to support financial requirements connected to the new TFR (Employee termination indemnities) legislation and to the energy/environment sector. At the same time the new campaign for the development of the Alternative Capital Market, finalised to the introduction of new equity instruments for SMEs, commenced.

The Private Bank performs private banking activities through the Parent Company's private branches and modules and through the subsidiary Banca Intesa Private Banking (IPB). The first quarter of 2007 highlighted a positive trend in revenues, linked to the expansion of the customer base and of the relevant assets: customers served exceeded 73,000 units, with a net flow of approximately 700 units achieved from the beginning of the year. Commercial action was concentrated on placement of Sicavs issued by third parties, of hedge funds and of issues of short-term bonds with simple structure, competitive against alternative products, such as repurchase agreements. In detail, operating income evidenced an over 10% increase with respect to the corresponding period of the previous year, mainly attributable to the positive trend of net interest income and, to a lower extent, to net fee and commission income. Banca Private's income before tax from continuing operations, benefiting from the contained rise in operating costs, registered an approximately 13% improvement to 77 million euro.

The regional banks, in which the IT integration process was not started/completed over the first quarter of 2007 (Intesa Casse del Centro, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli, Cassa dei Risparmi di Forlì e della Romagna) are not included in segment reporting on a divisional basis and are therefore analysed hereunder as autonomous legal entities.

The eight Saving Banks in Central Italy, united under the control of Intesa Casse del Centro, highlighted, on an aggregate basis, a 9% rise in operating income, driven by net interest income which still represented the main source of revenues. Stability of costs with respect to the first quarter of 2006 and more contained net provisions for risks and charges led to an over 19% rise in net income, notwithstanding higher net adjustments to loans and no non-recurring profits on investments.

Banca di Trento e Bolzano closed the first quarter of 2007 with a net income slightly under 4 million euro; the decrease with respect to the corresponding period of the previous year was influenced by the comparative figure, which benefited from non-recurring profits originated by trading activities. Operating income registered a slight rise mainly attributable to the positive trend of interest margin, deriving from the increase in intermediated volumes and by the widening of the spread with customers. Operating costs rose in line with the expansion in the size of the bank which entailed a staff increase.

Cassa di Risparmio di Biella e Vercelli closed the first quarter of 2007 with a net income of over 9 million euro, with a rise on the corresponding period of last year. This result was determined by the positive performance of operating income which benefited from the increase in net interest income and in profits on trading, only partly offset by the reduction in net fee and commission income. The rise in operating costs was contained, whilst net adjustments to loans increased.

As of 19th March 2007 Cassa dei Risparmi di Forlì took the name of Cassa dei Risparmi di Forlì e della Romagna and adopted the target SANPAOLO IT system and at the same time started distributing the product catalogue of the former SANPAOLO network. In the first quarter of 2007 the bank recorded a net income of 1 million euro, notwithstanding the accounting of 3 million euro for extraordinary merger and restructuring related charges.

Industrial credit is carried out through Banca Intesa Mediocredito, which operates on the whole national territory except Sardinia, and Banca CIS, reference point for production investments in that Region. In the first three months of the year the two companies disbursed loans totalling 620 million euro.
Banca Intesa Mediocredito posted a net income for the first quarter of 2007 of 16 million euro, with an 18.7% rise compared to the corresponding period of the previous year, mainly due to the reduction in net adjustments to loans.
Banca CIS closed the first quarter of 2007 with a net income of 3 million euro, up with respect to the same period of 2006. This result was determined by the rise in operating income favoured by the good performance of both net interest income and net fee and commission income, which more than offset the increase in operating costs.

Leasing activities are carried out through the companies Intesa Leasing and Sanpaolo Leasint.
The two companies, which together are the second player in the domestic market with a market share exceeding 14%, in the first quarter of 2007 stipulated contracts for a countervalue of 1.6 billion euro, approximately 60% of which referred to real estate leasing, up by over 20% with respect to the same period of 2006.
Intesa Leasing recorded a net income for the first quarter of 2007 of 6 million euro, down with respect to the same period of 2006, due to higher net adjustments to loans which more than offset the increase in revenues.
Sanpaolo Leasint's statement of income recorded a rise in net income, (which totalled 9 million euro), achieved through the positive trend of operating income which amply offset the increase in operating costs and higher net adjustments to loans. In accordance with the three-year Business Plan, the development of the non-banking channels was pursued, with an over 90% increase in the operations through direct channels/agents/brokers, compared to the first quarter of 2006.

Consumer credit activities are performed through the Neos group and Agos Itafinco.
The Neos group closed the first quarter of 2007 with a net income of 4 million euro. Loans registered a significant increase with respect to the corresponding period of the previous year. Breakdown by segment shows a strongly upward trend in personal loans, in loans backed by assignment of one-fifth of salary, in automotive loans and in targeted loans. In the period the subsidiary CFS – Consumer Financial Services – became fully operational as product factory also in the personal loans granted by the branches of Group commercial banks. These activities are producing positive results in terms of granting of loans and efficiency of IT transactions.
Agos, the joint venture established with Crédit Agricole, in which the Group holds a 49% stake, registered a net income for the first quarter of 2007 of 19 million euro, up by over 26% with respect to the same period of 2006.

Banca dei Territori's operating margin also benefited from the commissions for the distribution of Intesa Vita insurance products placed through the branch network. Intesa Vita is a subsidiary of the Generali group and is consolidated with the equity method. The company registered a contribution for the first

quarter of 15.5 million euro, down with respect to the corresponding period of the previous year, in line with the evolution of the new production which recorded a slowdown in the period.
The reform of the supplementary social security commenced in the first quarter of 2007 and led to the stipulation of agreements with employers for the promotion of collective supplementary pension solutions as well as the collection of subscriptions from employees. As at 31st March 2007 Intesa Previdenza managed net assets of 1,592 million euro (+5% from the end of 2006), related for over one half to open-end pension funds (+3% from the beginning of the year) and the remaining part to closed-end funds (+8% from December 2006). The net flow for the period was overall positive for both categories of pension funds. Within open-end pension funds the most significant contributions came from PrevidSystem and Intesa MiaPrevidenza, whereas within closed-end funds the highest contribution was attributable to the start of the mandate for the management of Fondo Pensione Cassa IBI.

In the quarter Sanpaolo Bank (Luxembourg) continued its specialised activities with particular reference to that of International Advisory, Dealing Room, Depositary Bank and private banking and recorded a net income of 16 million euro.

Setefi, specialised in management of electronic payment systems, performs the duties of acquirer for retailers, issues own credit cards and manages the Moneta cards for Group banks. The company uses its own network of POS terminals. In the first quarter of 2007, activities were focused on maintaining and developing market shares, profitability as well as on containing risk profiles with a 9% growth rate in intermediated volumes over the twelve months. The number of directly-issued and managed cards rose to 3.8 million (+6%), while own and third-party POS terminals increased to approximately 131,000 (+7%). The Statement of income for the first quarter of 2007 recorded a progress in net income, that reached 7.5 million euro.

Corporate & Investment Banking

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	212	208	4	1.9
Dividends and profits (losses) on investments carried at equity	4	-	4	-
Net fee and commission income	189	193	-4	-2.1
Profits (Losses) on trading	220	238	-18	-7.6
Income from insurance business	-	-	-	-
Other operating income (expenses)	9	10	-1	-10.0
Operating income	**634**	**649**	**-15**	**-2.3**
Personnel expenses	-89	-98	-9	-9.2
Other administrative expenses	-104	-104	-	-
Adjustments to property, equipment and intangible assets	-4	-4	-	-
Operating costs	**-197**	**-206**	**-9**	**-4.4**
Operating margin	**437**	**443**	**-6**	**-1.4**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-4	1	-5	
Net adjustments to loans	-21	-49	-28	-57.1
Net impairment losses on other assets	-	-1	-1	
Profits (Losses) on investments held to maturity and on other investments	-	23	-23	-
Income (Loss) before tax from continuing operations	**412**	**417**	**-5**	**-1.2**
Allocated capital	6,988	6,439	549	8.5
Profitability ratios (%)				
Cost / Income ratio	31.1	31.7	-0.6	-1.9
ROE before tax	23.9	26.3	-2.4	-9.0
EVA® (in millions of euro)	94	112	-18	-16.1

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Loans to customers	61,806	60,480	1,326	2.2
Direct customer deposits	68,482	64,993	3,489	5.4
of which: due to customers	*40,443*	*38,564*	*1,879*	*4.9*
securities issued	*24,331*	*23,255*	*1,076*	*4.6*

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and ii) the changes in the consolidation area.

The Corporate & Investment Banking Division includes:

- the Corporate Relations Department, which manages the relations with Large and Mid Corporates (the latter with a turnover exceeding 150 million euro) in Italy, and develops activities in support of international trade;
- the International Network Department, which comprises foreign branches, representative offices and international subsidiaries specialised in corporate banking (Société Européenne de Banque, Intesa Bank Ireland, Banca Intesa France, ZAO Banca Intesa, Sanpaolo IMI Bank Ireland). This Department has the mission of developing and managing the foreign corporate segment as well as providing specialised assistance and support to Italian corporate internationalisation and export;

- the Financial Institutions Department, which is responsible for relations with Italian and foreign financial institutions, management of transactional services related to payment systems, custody and settlement of securities as custodian and correspondent bank;
- the Investment Banking Department, which creates structured finance products and provides M&A consultancy services to the Group's clients;
- the Merchant Banking Department, which operates in the private equity area also through the companies Private Equity International (PEI) and IMI Investimenti;
- the Capital Markets Department, which operates through Banca Caboto and Banca IMI in the capital markets activities for the Group's clients and institutional operators in market making activities;
- the Finance Operations Department, which supplies specific functions of post trading and IT in the finance area.

This Division also comprises the activities of Intesa Mediofactoring.

The Corporate & Investment Banking Division closed the first quarter of 2007 with an operating income of 634 million euro (which represented 13.5% of the Group's consolidated figure), with a 15 million euro reduction with respect to the same period of the previous year (-2.3%). However, the comparison between the two quarters is penalised by the registration, in 2006, of extraordinary revenues related to the capital gain generated by the valuations of the FIAT and Parmalat equity investments (totalling 110 million euro). Excluding such extraordinary effects, revenues would show a 17.6% rise.
The Division's intermediated volumes evidenced a significant increase from the beginning of the year (+3.8%), confirming the recovery in operations. This development is related to lending activities, as well as to a rise in customer deposits. Loans to customers registered a 2.2% increase, resulting from different trends in the various areas: i) a rise in the activities of the domestic Mid and Large Corporate segments mainly attributable to investment banking operations, ii) an increase in loans linked to the foreign corporate segment and iii) a virtual stability in structured finance loans.
The expansion in operating volumes was achieved maintaining a contained portfolio risk profile, which enabled to reduce net adjustments to loans compared to the corresponding period of the previous year (-28 million euro).
Direct customer deposits recorded a 5.4% rise from the beginning of the year, particularly sustained by funding from Mid Corporate and Financial Institutions counterparties.
With regard to statement of income aggregates, net interest income equalled 212 million euro, with a 1.9% rise with respect to the corresponding period of the previous year, notwithstanding the higher commercial competitiveness of the reference market which determined an erosion in the mark-up. Net interest income was driven by the expansion in loan issuing and also benefited from the enlargement of the mark-down on company liquidity.
Net fee and commission income, 189 million euro, evidenced a reduction compared to the corresponding period of the previous year (-2.1%), particularly influenced by the decline recorded in Capital Market activities (-10 million euro). With reference to the other segments, noteworthy are the significant performance of Structured Finance and the stability of commission income, connected to the transaction services (cash & securities) on Financial Institutions. Profits on trading totalled 220 million euro and evidenced a 7.6% decrease, notwithstanding the positive contribution from corporate finance and equity capital market operations performed by Banca IMI and Banca Caboto; however, excluding from the comparison base the aforementioned extraordinary components, the change would be +71.9%.
Operating costs recorded a 4.4% reduction to 197 million euro from the 206 million euro of the first quarter of 2006. This reduction is attributable to the trend of personnel expenses, related to the decline in the variable component of retribution and, to a lower extent, to the achievement of the first post-merger synergies.
Operating margin equalled 437 million euro with a slight decrease with respect to the corresponding period of 2006 (-1.4%). A similar trend was recorded by income before tax from continuing operations.

The Division absorbed 31% of Group capital, with an increase with respect to the level recorded in the first three months of 2006. In absolute terms, capital registered an increase resulting from the rise in credit risks, referred to the cash component, due to the expansion of loans particularly to the Mid and Large Corporate segments. The sector's performance was reflected in a decline of ROE before tax from 26.3% to 23.9% and in a reduction in value creation from 112 million euro to 94 million euro.
Cost/income ratio decreased by 0.6% to 31.1%.

With regard to the customer segments managed by the Corporate Relations Department, the first quarter of 2007 confirmed the rise in market share in the Mid Corporate segment. The process aimed at reducing the portfolio's risk profile continued, with a contraction of the loans characterised by higher risk, and an increase in those with higher credit rating, with consequent positive impacts on capital absorption and on value creation. The leadership in all main corporate turnaround programmes at the national level was consolidated. The number of deals concluded in Structured Finance (in particular syndicated lending, acquisition finance and real estate) and Investment Banking also in the Mid segment recorded a continuous rise. Finally, initiatives are starting with the purpose of re-launching the Mid Corporate segment and of further strengthening Investment Banking, also through the development of new capital market and structured finance products.

With reference to the International Network Department, the distribution network directly covers 35 Countries and is made up of 19 wholesale branches, 24 representative offices, 1 operating desk, 5 subsidiaries and an advisory company. Activities in the quarter continued in line with the mission, aimed at encouraging and supporting the internationalisation of Italian companies, promoting and assisting the investments and activities of foreign multinationals on the European market (with priority given to the Italian market), maximising cross-selling opportunities of products and services offered by the Division, by other Divisions and by the Group's product factories. Moreover, in the period, procedures were initiated for the integration and rationalisation of the overlapping structures abroad (branches of New York, London, Shanghai, Tokyo, Hong Kong, and representative offices of Mumbai, Moscow, Beijing, Paris and Warsaw), and will be concluded before June 2007.
The Department is also responsible for the operations of the following foreign banks:
- Société Européenne de Banque which operates in the Luxembourg financial market, mainly in support of corporate customers as well as in the private banking and mutual fund management areas. In the first quarter of 2007 the company recorded a net income of 6 million euro, higher than that of the corresponding period of 2006, mainly as a result of the rise in net fee and commission income and of the containment of operating costs;
- Intesa Bank Ireland which operates mainly in wholesale banking and dealing in financial markets, registered a good performance in revenues which, coupled with operating costs virtually in line with those of the first quarter of 2006, determined a significant increase in net income to around 6 million euro;
- Sanpaolo Bank Ireland, also operating in Ireland mainly in wholesale banking and dealing in financial markets, closed the first quarter of 2007 with a net income of 7 million euro and with higher loans to customers compared to the beginning of the year;
- Zao Banca Intesa, the bank established to assist Italian enterprises operating in the Russian market and those interested in operating there, offering commercial and financial services to corporate customers, achieved a positive net income for the period against a contained loss recorded in the first quarter of 2006. The performance of net income was favoured by a rise in operations with customers, which sustained revenues;
- Banca Intesa France posted a modest operating income (5 million euro), due to the natural and advanced reimbursement of certain loans at the beginning of the year, as well as to a contained flow of new operations on the French market in the first part of the year. However, these operations showed signs of recovery starting from March, which enabled the granting of new loans for 120 million euro.

Within the Financial Institutions Department, initiatives were undertaken to broaden the customer base, which is offered sub custody, global custody and fund services, with the objective of increasing penetration and cross-selling of high added value products, and of efficiently managing the risk/return ratio. With the purpose of successfully facing new challenges, the Department identified a number of priority actions with customers, introducing higher focus on Group companies, a targeted offer to insurance customers, higher weight to advisory activities and to the sale of active capital management products, improvement of reciprocity relations with investment banks and targeted development of the business abroad, with particular attention to Central-Eastern European markets encouraging the cooperation between product factories and Group banks present in the area. In particular, within international payments, the Department i) confirmed the upward trend in volumes and revenues registered in the previous year, ii) consolidated the offering of services to existing customers in custody activities, also due to the new products developed in 2006 and to the broadening of the service range and, lastly, with the role of correspondent bank, iii) increased operating volumes as a result of the investment policies on multi-manager funds for institutional customers and of placement activities for foreign funds.

Within the Investment Banking Department, structured finance activities were characterised by financing operations with the role of mandated lead arranger and bookrunner and by the OPA (tender offer) of Soneacom SGPS on Portugal Telecom. Within acquisition finance activities, also noteworthy are the financing in favour of the Megadine group, of IVS, of the Minerali group, of Serenissima Vitruvio, of Geo Ponente, of the Gabrielli group and of Bianchi Vending. As to project financing activities, the cooperation with Banca OPI in the disbursement of the loan to Ergosud must be mentioned.

The mission of the Merchant Banking Department is value creation for the Group through acquisition and management of equity investments, equity-linked instruments, as well as participation to closed-end funds which invest in equity. Activities are performed through both internal structures and dedicated fully-owned subsidiaries, including two asset management companies (SGR) managing private equity funds. The portfolio of direct equity investments, articulated in 51 investments, amounted to 2,047 million euro at the end of March 2007. In the first three months of the year, portfolio assets decreased by 103 million euro, mainly due to the liquidation under way related to Synesis (the holding company that held the majority stake of the Fidis Retail Italia group, sold to the FIAT group in December 2006), which generated the collection of 88 million euro for distribution of reserves, as well as of a dividend of 58 million euro.
Beside direct equity investments, investments in equity also occurred through the subscription of closed-end funds, with a financial commitment of 278 million euro at the end of March 2007.

The Corporate & Investment Banking Division also comprises the activities of the Capital Markets Department which includes Banca IMI and Banca Caboto that, in the reference period, operated as separate legal entities.
Overall operating income totalled 161 million euro, with an approximately 17% rise with respect to the 137 million euro of the first three months of 2006; this was mainly due to the increase in profits on trading (+46 million euro) partly offset by the reduction in net interest income (-16 million euro) and net fee and commission income (-10 million euro). Operating costs, 62 million euro, registered a decline compared to the corresponding period of the previous year, attributable in particular to personnel expenses. Net income of 61 million euro (44 million euro in the first quarter of 2006) reflected the improvement in all economic indicators of ordinary operations.

Banca IMI, the investment bank of the Group is one of the leading Italian financial players, with extensive operations in equity and bond placements, extraordinary finance transactions and securities trading. The mission of the bank is to offer specialised services to company and institutional customers, and develop structured products distributed to institutional customers and to retail and corporate customers through the Group's network. As regards capital markets, Banca IMI confirmed its traditional presence in this area. In particular, as far as bank issuers are concerned, the bank implemented the placement to Italian and foreign institutional investors of senior securities issued by Medio Credito Trentino, Citigroup, Findomestic, Deutsche Bank, Alpha Credit Group, CR Bolzano and Intesa Sanpaolo and of subordinated securities issued by HBoS and AIG. Among Government issuers, noteworthy were two issues for the Greek Government made as co-lead manager. In the securitisation sector, the bank issued a multitranche Abs for Claris Finance and financed a portfolio of commercial mortgages granted by Banca Popolare Italiana, until their securitisation. Furthermore, the company acted as dealer in various private placements of equity-linked structured bonds placed with insurance companies such as Centrovita, Assimoco, Reale Mutua Assicurazioni and EurizonVita.
In support of retail customers noteworthy are:
- the issue of six new bonds of the "Dynamic Strategy" range and of an inflation-indexed bond;
- intense activities in issuing and listing covered warrants on Italian, European, American shares and on European emerging markets indices;
- activities in the listing on the Italian Stock Market of equity certificates of the type bonus, reflex, twin-win and equity protection, on Italian shares and equity and bond indices.

With regard to activities in the area of capital increases and share placements, Banca IMI made the global offer for the sale and subscription of shares in the IPO of Omnia Network, listed on the Star segment of the MTA market, and of the company Biancamano, listed on the Expandi market.
In specialist and corporate broking activities, the bank confirmed its leading position on the Italian market for number of mandates (25).
Regarding corporate finance advisor activities, the bank assisted Intesa Sanpaolo in the project for the sale of Farbanca and Cassa di Risparmio di Firenze in the acquisition of Cassa di Risparmio di La Spezia. Furthermore, the bank acted as advisor for other companies such as the Fontana group, Barilla, the Megadine group and IVS.

Lastly, with regard to derivative activities with the Group's corporate network, the intense activities of the first two months – sustained by hedging operations processed on the "IDEA" informative and execution platform for exchange rate derivatives – were followed by the decline registered in March, mainly due to the uncertainties related to future interventions on monetary policy. In this segment enterprises confirmed a higher interest in hedging derivatives on commodities, in particular, on non-iron metals such as copper and on fuel oils.

Banca Caboto's operations are addressed to institutional investors, insurance companies, banks, large public and private enterprises, supranational issuers, as well as to distribution networks of banks and of financial advisors. The bank also offers assistance to its customers on any need connected to financial markets, from primary market operations to debt capital raising, to market making and trading, to risk management. Banca Caboto also undertakes all the phases of the origination of a new product, from planning to distribution, leveraging on its exclusive know-how and experience, in synergy with the other entities of the Intesa Sanpaolo Group.
In the first quarter of 2007, the bank concluded important operations in primary Italian markets, in both the fixed-income and the equity segments. In particular, on bond markets it carried out, with the role of joint bookrunner, the securitisation of the mortgaged loans "Intesa Sec 3" and two bond issues, and participated, as co-lead manager, in the two issues of hybrid securities for Assicurazioni Generali. On stock markets it placed, as joint global coordinator and joint lead manager, a convertible bond for Risanamento and, as sole bookrunner, the Accelerated Book Building Offering of Piaggio shares.
Activities on secondary markets evidenced a positive performance in the fixed-income segment – in which noteworthy is the hedge swap for the securitisation "D'Annunzio 2" on health receivables granted by the Abruzzo Region – and results in the other segments in line with the corresponding period of 2006.
The distribution of interest rate derivatives registered a generalised slowdown in activities, mainly related to the organisational complexity linked to the merging process of the distribution structures, whereas profitability was negatively affected by the flat yield curve and by all-time lows for volatility. Good results were, instead, achieved on foreign exchange derivatives especially in the cash segment.
As to financial institutions, in a favourable market context with rising volumes on MTA, a reduction in market share was registered on intermediation on behalf of third parties. In particular, compared to the first three months of the previous year, equity sales activities recorded a significant rise in net fee and commission income against practically stable volumes; the equity brokerage segment evidenced a contraction whilst the exchange trade derivatives desk generated rising revenues.

The Corporate & Investment Banking Division is also responsible for the operations carried out by Intesa Mediofactoring, which registered a reduction in intermediated volumes in the first quarter of 2007 compared to the corresponding period of 2006. Turnover, for which the company is leader in the national ranking, reached 6.1 billion euro in the quarter. Economic results were influenced by the downward trend in intermediated volumes which affected net interest income and net fee and commission income.

Public Finance

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	49	43	6	14.0
Dividends and profits (losses) on investments carried at equity	-	-	-	-
Net fee and commission income	8	11	-3	-27.3
Profits (Losses) on trading	1	4	-3	-75.0
Income from insurance business	-	-	-	-
Other operating income (expenses)	4	-	4	-
Operating income	**62**	**58**	**4**	**6.9**
Personnel expenses	-8	-8	-	-
Other administrative expenses	-14	-14	-	-
Adjustments to property, equipment and intangible assets	-	-	-	-
Operating costs	**-22**	**-22**	-	-
Operating margin	**40**	**36**	**4**	**11.1**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-	-	-	-
Net adjustments to loans	2	1	1	
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-	-	-	-
Income (Loss) before tax from continuing operations	**42**	**37**	**5**	**13.5**
Allocated capital	919	798	121	15.2
Profitability ratios (%)				
Cost / Income ratio	35.5	37.9	-2.4	-6.3
ROE before tax	18.5	18.8	-0.3	-1.4
EVA® (in millions of euro)	1	1	-	-

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Loans to customers	33,209	34,423	-1,214	-3.5
Direct customer deposits	4,563	4,431	132	3.0
of which: due to customers	*1,584*	*1,434*	*150*	*10.5*
securities issued	*2,979*	*2,997*	*-18*	*-0.6*

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and ii) the changes in the consolidation area.

The Public Finance Division is responsible for managing and developing relations with Governments, public entities, local entities, public utilities, healthcare structures and general contractors and, through Banca Intesa Infrastrutture e Sviluppo (BIIS) and Banca OPI, it supplies advisory services and medium- and long-term financing to bodies and institutions in reference sectors (public entities and local public service companies for the execution of infrastructure works).
The foreseen integration between Banca OPI and BIIS will lead by the end of the current year to the setting up of the major Italian bank in Public Finance and one of the leaders in Europe.

The first quarter of 2007 confirmed the upward trend in all main margins. Overall results, compared to the first quarter of 2006, registered a generalised and appreciable consolidation.
A more favourable economic context, the upward trend in interest rates and the positive performance of financial markets enabled the Public Finance Division to record an operating income for the first quarter of 2007 of 62 million euro, with a 6.9% rise with respect to the corresponding period of the previous year.
Breakdown by income shows, compared to the first quarter of 2006, a 14% increase in net interest income, mainly sustained by the rise in loans to customers, and a 27.3% reduction in net fee and commission income, attributable to the high comparative figure which benefited from the launch of investment banking operations in the first three months of 2006. Commission income for the first quarter of 8 million euro was almost exclusively generated by ordinary operations.
Overall operating costs remained stable compared to the first quarter of 2006 on both personnel and administrative expenses.
Operating margin reached 40 million euro (+11.1% with respect to the same period of 2006) and efficiency expressed as the cost/income ratio decreased by 2.4% to 35.5%.
Income before tax from continuing operations of 42 million euro recorded a 13.5% rise compared to the first quarter of 2006.
The capital allocated to this business area amounted to 919 million euro, up on the first quarter of 2006. ROE before tax remained in line with that of the corresponding period of the previous year.

With regard to the main balance sheet aggregates, loans to customers stood at 33,209 million euro, with a 3.5% reduction from the beginning of the year. Excluding an important short-term operation with tax collection counterparties for approximately 4,600 million euro, concluded in the last days of 2006 and reimbursed for approximately two thirds at the end of the first quarter, the aggregate would evidence an 11.4% rise. Direct customer deposits reached 4,563 million euro, with a 3% increase from the end of December 2006.

The public infrastructures sector in Italy is undergoing a phase of reassessment and reallocation of resources, also following: i) the various priorities set out by the new Government and ii) the investments that are under definition consistently with public finance conditions. In such context, characterised by the partial interruption of large public works and financial operations in the public sector, development activities in favour of the cooperation between public and private sectors were further expanded, with the definition of numerous operations of primary importance for the Country.

Main operations finalised in Italy were: the continuation of activities aimed at favouring the opening of the sites for the construction of the motorway junction Brescia – Milano also with an equity investment; the completion of the collection – in favour of health suppliers – of health receivables from the Abruzzo Region through the securitisation named "D'Annunzio Finance"; the stipulation of the convention of multi-bond issues (BOC) for the Towns of the Province of Ascoli Piceno; numerous interventions as advisor for public utility projects in the water and urbanistic sectors; the continuation of disbursements to finance long-term investments to numerous Public Entities including the City of Rome and the subscription of numerous BOC.
Within public & infrastructure finance activities abroad, noteworthy are the participation, as lead arranger, in financing the Istanbul Electricity, Tramway and Tunnels Administration, company concessionaire of public transport in the Turkish capital, for the construction of a new underground line; the mandate as joint lead arranger for the grant of loans to "Aguas de Portugal SGPS", the most important Portuguese operator in the treatment of water and in solid waste disposal; the participation, with the role of arranger, in financing the construction and management of an incinerator in Austria in favour of the project company A.S.A. Abfall Service Zistersdorf Gmbh.

International Subsidiary Banks

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	250	201	49	24.4
Dividends and profits (losses) on investments carried at equity	-	-	-	-
Net fee and commission income	110	99	11	11.1
Profits (Losses) on trading	78	50	28	56.0
Income from insurance business	-	-	-	-
Other operating income (expenses)	-2	-	2	-
Operating income	**436**	**350**	**86**	**24.6**
Personnel expenses	-108	-104	4	3.8
Other administrative expenses	-83	-76	7	9.2
Adjustments to property, equipment and intangible assets	-28	-24	4	16.7
Operating costs	**-219**	**-204**	**15**	**7.4**
Operating margin	**217**	**146**	**71**	**48.6**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-2	-3	-1	-33.3
Net adjustments to loans	-28	-34	-6	-17.6
Net impairment losses on other assets	-1	4	-5	-
Profits (Losses) on investments held to maturity and on other investments	2	3	-1	-33.3
Income (Loss) before tax from continuing operations	**188**	**116**	**72**	**62.1**
Allocated capital	1,392	1,081	311	28.8
Profitability ratios (%)				
Cost / Income ratio	50.2	58.3	-8.1	-13.9
ROE before tax	54.8	43.5	11.3	25.9
EVA® (in millions of euro)	100	51	49	96.1

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Loans to customers	18,906	18,370	536	2.9
Direct customer deposits	23,761	23,247	514	2.2
of which: due to customers	*22,510*	*22,038*	*472*	*2.1*
securities issued	*1,251*	*1,209*	*42*	*3.5*

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and ii) the changes in the consolidation area.

The International Subsidiary Banks Division is responsible for activities in foreign markets where the Group is operational through commercial banking subsidiaries and associates. The Division provides guidelines, coordination and support to subsidiaries abroad mainly active in retail banking; it is responsible for defining the Group's development strategy related to its direct presence abroad as well as exploring and analysing new growth opportunities in markets where the Group already has a presence and in new markets. The Division also coordinates operations of international subsidiaries and their relations with the Parent Company's centralised functions and the Corporate & Investment Banking Division's branches and offices abroad. The Division is made up of the three following Departments which are in charge of the different geographical areas of the Group's international presence: the CEE & SEE Banking Area, including the banking subsidiaries in Central-Eastern Europe (Banka Koper in Slovenia, Vseobecna Uverova Banka in

Slovakia, Central-European International Bank and Inter-Europa Bank in Hungary) and in South-Eastern Europe (Privredna Banka Zagreb in Croatia, Banca Intesa Beograd and Panonska Banka in Serbia, UPI Banka in Bosnia and Herzegovina, Banca Italo Albanese in Albania and Sanpaolo IMI Bank Romania); the Commonwealth of Independent States Banking Area, which includes the subsidiary KMB Bank in the Russian Federation; the South Mediterranean & Asia Banking Area, in charge of developing, in particular, relations in the Mediterranean basin where the Group has a presence through Bank of Alexandria.

The distribution structure, including recent acquisitions, directly covers 11 Countries and is made up of almost 1,200 branches.

With the purpose of guaranteeing a consistent comparison, the figures related to the first quarter of 2006 were restated backdating the accounting effects of the acquisitions of Banca Italo Albanese, Panonska Banka and Bank of Alexandria to 1/1/06.
In the first quarter of 2007 the Division's activities evidenced high growth rates with reference to all economic margins and to all operating aggregates.
Operating income, 436 million euro, recorded a 24.6% increase with respect to the first three months of 2006.
In particular, net interest income reached 250 million euro, up by 24.4% with respect to the 197 million euro of the corresponding period of last year. This is attributable to the increase in intermediated volumes (+2.5%), following the rise in both loans to customers and direct customer deposits. The rise is attributable for over 17 million euro to Bank of Alexandria, that benefited from far higher spreads in relation to the close of particularly onerous funding contracts and of non-interest-bearing loans with public sector. The generalised increase in interest rates is broadly attributable to the tightening policies of central banks, aimed at keeping inflation under control as GDP recorded very sustained growth rates in various Countries.
The 11.1% rise in net fee and commission income (110 million euro against 99 million euro) is attributable to all companies and in particular to CIB (+4 million euro) and to PBZ (+5 million euro). This positive performance also benefited from higher revenues generated by the increase in both loans to customers and transactions, especially of payment, made by customers.
Profits on trading increased to 78 million euro from the 50 million euro of the corresponding period of 2006 mainly thanks to the positive performances recorded by CIB (+11 million euro), PBZ (+9 million euro) and Bank of Alexandria (+6 million euro).
Operating costs recorded a 7.4% increase to 219 million euro. Personnel expenses registered 3.8% rise generalised on all companies, following the expansion of the distribution network and the narrowing of the salary gap with European standards. Bank of Alexandria and VUB are exceptions as they benefited from the reduction of respectively 1,363 and 390 employees following the start, in 2006, of restructuring and efficiency plans. Administrative expenses and adjustments evidenced an increase respectively of 9.2% and 16.7%, mostly determined by the expansion of the distribution network with consequent impact on logistic and infrastructure expenses.
Allocated capital, representing 6% of the Group's capital, amounted to 1,392 million euro, up on the level recorded in the first three months of 2006. The aforementioned economic results and capital determined an increase in ROE before tax to 54.8% (from 43.5% of the first quarter of 2006). Value creation, expressed in terms of EVA, almost doubled to 100 million euro.

The CEE & SEE Banking Area Department is in charge of equity investments in the banks operating in Central and South-Eastern Europe.

Banka Koper recorded an operating income for the first quarter of 2007 of 21 million euro, practically in line with that of the same period of 2006. The drop in net interest income (-7.7%, 10.6 million euro with respect to 11.5 million euro) was almost entirely balanced by higher net fee and commission income (+5.2%) almost exclusively generated by the credit cards business (in which the company holds the leadership at the national level) and by assets under management as well as by profits on trading (+16.7%). The latter largely benefited from the positive results registered by proprietary securities portfolio following the good performance of financial markets in the first part of the year, with particular reference to the Slovenian Stock Exchange that gained 33%. With regard to net interest income, the comparison with the same period of the previous year was influenced, for 2.5 million euro, by the non-recurring effects determined by the closure of a doubtful loan in the first quarter of 2006. Excluding this non-recurring component, result for the period would improve by 1.6 million euro (+18.5%) due to the increase in average volumes with customers (+13% loans to customers, +6% direct customer deposits) only partly offset by the reduction in the spread. This trend also reflects the first results achieved following the commercial actions in the artisan sector and in housing loans. Operating costs recorded a 6% increase mainly as a result of the expansion of the network which determined not only a small rise in staff, but also an increase in furbishment, advertising and promotional expenses (the latter also attributable to the start of a campaign in support of the commercial launch of new mortgage products). Net income equalled 9 million euro with a 14.4% reduction with respect to the first quarter of 2006, which had registered net write-backs following the payment of non-performing loans for 1.5 million euro.

The Vseobecna Uverova Banka (VUB) group recorded an operating margin of 44 million euro, with a 30% increase with respect to the first quarter of 2006. Operating income registered a 17% rise as a result of both local currency appreciation and positive performance of net interest income and profits on trading. Net interest income benefited, in particular, from the increase in average volumes with customers (+22% loans to customers; +31% direct customer deposits) against a slight decline in the spread whereas profits on trading (+73%) benefited from the disposal of shares available for sale. Operating costs recorded a 6.4% increase to 44 million euro. Excluding the effects of the currency appreciation, costs decreased by 2.5% thanks to the positive impact of the efficiency plan, which determined a contraction of the average number of employees (-390 units) and savings in administrative expenses referred, in particular, to postal, advertising, IT and real estate expenses. Net income rose by 46%, due to the above-mentioned effects and also to lower net adjustments to loans and lower net provisions for risks and charges.

The Central-European International Bank (CIB) group posted a net income for the first quarter of 2007 of 35 million euro, with an over 38% increase with respect to the corresponding period of the previous year. The positive trend in revenues (+16.7% to 96 million euro) amply balanced the rise in operating costs (+9.8%) determining a 3% reduction in the cost/income ratio to 45.7%. Revenues reflected i) the rise in net fee and commission income (+17% to 25 million euro), attributable to the acquisition of new customers and to the consequent increase in revenues generated by current accounts management, by loans and payment services, and ii) the increase in profits on trading (+56.7% to 30 million euro). Net interest income, instead, remained unchanged: the rise in intermediated volumes (+49% direct customer deposits; +16.6% loans to customers) was offset by the contraction in the spread following the increase in the system's competitiveness. Operating costs reached 44 million euro, up by 9.8%. Their trend was influenced by personnel expenses, linked to the increase in average staff and in the number of branches. Administrative expenses and adjustments recorded, instead, a 3.7% reduction, also in relation to effective measures of cost control.

The Inter-Europa Bank (IEB) group recorded an operating margin for the first three months of 2007 of 6 million euro (+16.5%). Operating income registered a 15.7% rise driven by net interest income and by profits on trading. Net interest income benefited from the significant progress in average volumes with customers (+28.5% loans to customers; +43% direct customer deposits), against virtually unchanged spreads, whereas profits on trading benefited from the positive trend of financial markets. The rise in operating costs (+15.3%) was determined by all components: personnel expenses (+16.8%) due to the increase of staff and to higher bonuses and inflation; administrative expenses (+12.6%) and adjustments (+21.5%) in relation to the increase in number of branches, to the expansion of back office activities and to a more aggressive marketing policy. Net income rose by over 48%, also due to lower adjustments to loans.

In the first quarter of 2007 the Privredna Banka Zagreb (PBZ) group's operating income reached 109 million euro (+21%) benefiting from the positive contribution of all components. The trend of revenues permitted to balance the higher operating costs (+10.2%) determined by the expansion of the distribution network and by the consequent personnel increase. The cost/income ratio decreased to 46.9% from the 51.6% of the corresponding period of the previous year. With regard to revenues, net interest income (+9.7%) benefited from the marked increase in intermediated volumes (loans to customers +23.4% to 4,872 million euro) only partly offset by a small drop in the spread mainly due to higher funding cost. Net fee and commission income (+19.6%) was driven by the development of credit cards (approximately 49,000 new cards issued in the first three months of 2007) and by the high volumes reached in the domestic market by payment services. Profits on trading of 18 million euro, against the 9 million euro of the first quarter of 2006, were generated by the positive performance of trading activities on securities and on foreign exchange, determined by the positive trend of financial markets. Compared to the corresponding period of 2006, net income also benefited from the reduction in adjustments to loans and reached 47 million euro, with a 39.2% increase.

Banca Intesa Beograd registered an operating margin for the first quarter of 2007 of 14 million euro, with a 3% increase with respect to the corresponding period of 2006. In fact, the increase in operating income (+12.4%) was almost entirely offset by the rise in operating costs (+22.6%). Revenues were positively affected by the favourable trend of net interest income (+54.7%) that benefited from both the rise in the spread with customers and the increase in average volumes with customers: loans to customers reached 796 million euro, with a 36.5% increase over the twelve months (+25.3% excluding the foreign exchange effect, corresponding to a flow of 128 million euro). Net fee and commission income evidenced a marked improvement (+13%), attributable to the acquisition of new customers and to the consequent increase in revenues generated by current account management, by loans and payment services; profits on trading, instead, decreased (from 5.5 million euro to 0.7 million euro). Higher operating costs were mainly due to the organisational effort connected to both the expansion of the product range offered to customers and the higher presence on the territory. Net income also benefited from the reduction in adjustments to loans and equalled 9 million euro (+16.7% on the corresponding period of 2006).

In the first quarter of 2007 Panonska Banka's net income rose to 0.8 million euro from the 0.2 million euro of the corresponding period of the previous year. Revenues recorded a 34.7% growth rate due to the rise in net interest income, related to the increase in loans to customers (approximately +27%), and in net fee and commission income. The increase in the latter (+30.3%), determined by higher operations with customers, especially of payments, was offset by the reduction in profits on trading, mainly attributable to the euro appreciation: in fact, the bank holds a predominance of short-term positions in euro and long-term positions in dollars. Operating costs recorded an almost 20% increase, due to the rise both in personnel expenses (+14.4%), determined by the increase in average salaries and in the number of employees, and in administrative expenses and adjustments, following the expansion of the network.

UPI Banka, that entered in the consolidation area in the first quarter of 2006, closed the first quarter of 2007 with a net income of approximately 0.2 million euro, considerably down with respect to the 1.1 million euro of the corresponding period of 2006. The increase in revenues (+11.5%) was entirely absorbed by higher operating costs due to both the expansion of the network and the foreseen restructuring and merger with LTG Banka. The rise in revenues is attributable to net interest income (+14.6%) that benefited from higher loans to customers (+12.3%), following the expansion of the network branches and the introduction of new products for retail customers. Direct customer deposits were stable (-1% to approximately 316 million euro). Furthermore, the reduction in net income was determined by the rise in net adjustments to loans, following the deterioration of the corporate loan portfolio.

Banca Italo Albanese evidenced a more than doubled net income compared to the first quarter of 2006 (+129%, from 0.3 to 0.7 million euro). Revenues rose to 1.8 million euro, with a 37.5% increase determined by the rise (+27%) in net interest income to 1.4 million euro. The progress of interest income, linked to the increase in average loans to customers (+23%) at virtually stable interest rates, was only partly eroded by the rise in interest expense, determined by the increase in average direct customer deposits (+24%) in 2007. Operating costs (+18.4%) were affected by the opening of the new Lapraka agency and by the payment to the Tax Collection Office of the taxes for credit recovery. The increase in revenues effectively contrasted the rise in costs and led to a reduction in the cost/income ratio to 56.1% from 65.2% of the corresponding period of 2006.

Sanpaolo IMI Bank Romania registered an operating margin of 1.4 million euro, with a 27% increase with respect to the first quarter of 2006 (1.1 million euro): in fact, the rise in operating income (+34%) was only partially eroded by the increase in costs (+36.8%). As concerns revenues, the good performance of net fee and commission income (+54%), mainly related to the development of lending activities (loans to customers +60% to 172 million euro), and profits on trading (+78.4%), determined by the volatility in foreign exchange trading should be noted. Net interest income recorded a more contained rise (+9.2%) as the increase in average volumes with customers (+60% loans to customers; +27% direct customer deposits) was offset by the reduction in the spread to customers determined by the system's higher competitiveness. The rise in operating costs (+36.8%) is attributable to higher tariffs charged by certain public services (among which gas and electricity) to narrow the gap with European levels and to the development of the distribution network. Net income, down by 47% (from 0.7 to 0.4 million euro), was affected by the increase in net adjustments to loans (+154%), determined by the change in the calculation methodology induced by the adoption of IAS starting from 1st January 2007.

The CSI Bank Area Department is in charge of the subsidiary KMB Bank in the Russian Federation.
KMB Bank is a leading bank in lending and leasing activities for small and medium-sized enterprises in the Russian Federation. In the first quarter of 2007 the statement of income closed with a net income of 4 million euro compared to 0.5 million euro recorded in the corresponding period of 2006. The increase was mainly due to net interest income, that benefited from higher intermediated volumes: average loans to customers reached 631 million euro and direct customer deposits 457 million euro, highlighting a progress respectively of 56% (corresponding to new loans for 244 million euro) and of 137%. On the contrary, spreads to customers decreased compared to the first quarter of 2006. Operating costs rose by 23.1% due to the increase in personnel expenses (+11.6%) determined by the rise in the average number of employees and in administrative expenses (+43%) following the expansion of operations in the retail and SMEs segments.

The South Mediterranean & Asia Banking Area Department is responsible for developing relations in the Mediterranean basin where the Group is present with Bank of Alexandria.

Bank of Alexandria achieved a net income of 17 million euro, against a loss of 11 million euro registered in the first three months of the previous year, thanks to both an almost tripled increase in revenues and a reduction in costs (-30%). Operating income recorded a positive performance due to profits on trading (up from 5 to 11 million euro, thanks to the disposal of investments, to the appreciation of the securities held for trading and to profits on mutual funds trading) but, especially, to net interest income of 18 million euro against the 0.5 million euro of the corresponding period of 2006. The latter was related to far higher spreads in the first quarter of 2007, following the closure of particularly onerous funding contracts and of non-interest-bearing loans to public sector that characterised the first three months of the previous year. Loans to customers and direct customer deposits at the end of March stood respectively at 1,167 million euro and at 3,472 million euro. Net fee and commission income was slightly lower than that of the first quarter of 2006. As to costs, a restructuring and efficiency plan, which led to savings in operating costs, had commenced in 2006. Personnel expenses recorded an over 35% reduction, due to the cut of 1,363 employees, whereas administrative expenses evidenced a 23% drop, due to tighter cost control and the lack of the non-recurring advisory fees paid in 2006 for the privatisation of the bank.

Eurizon Financial Group

(in millions of euro)

	31.03.2007	31.03.2006 restated (*)	Changes amount	Changes %
Net interest income	32	18	14	77.8
Dividends and profits (losses) on investments carried at equity	4	6	-2	-33.3
Net fee and commission income	218	209	9	4.3
Profits (Losses) on trading	4	-4	8	
Income from insurance business	101	95	6	6.3
Other operating income (expenses)	-1	5	-6	
Operating income	**358**	**329**	**29**	**8.8**
Personnel expenses	-68	-58	10	17.2
Other administrative expenses	-65	-65	-	-
Adjustments to property, equipment and intangible assets	-7	-6	1	16.7
Operating costs	**-140**	**-129**	**11**	**8.5**
Operating margin	**218**	**200**	**18**	**9.0**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-12	-7	5	71.4
Net adjustments to loans	1	-	1	-
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-	-	-	-
Income (Loss) before tax from continuing operations	**207**	**193**	**14**	**7.3**
Allocated capital	1,414	1,536	-122	-7.9
Profitability ratios (%)				
Cost / Income ratio	39.1	39.2	-0.1	-0.3
ROE before tax	59.4	51.0	8.4	16.5
EVA® (in millions of euro)	111	105	6	5.7

(in millions of euro)

	31.03.2007	31.12.2006 restated (*)	Changes amount	Changes %
Assets under management [(a)]	193,695	192,453	1,242	0.6
Life technical reserves and financial liabilities	46,930	46,105	825	1.8

(*) Figures restated on a consistent basis, considering changes in the consolidation area.

(a) Include asset management, asset administration, management of institutional customers and third parties and direct customer deposits linked to asset management operations.

Eurizon Financial Group (hereafter Eurizon) is the Intesa Sanpaolo Group's subholding responsible for the assurance sector and includes the insurance business run by EurizonVita, the asset-gathering activ ties performed by Banca Fideuram's network of financial advisors and asset management carried out by Eurizon Capital.

In the first quarter of 2007 income before tax from continuing operations for the business area evidenced a 7.3% increase to 207 million euro with respect to the 193 million euro of the corresponding period of 2006. In particular, Eurizon recorded an 8.8% increase in operating income compared to the first three months of the previous year. This result reflected the rise in net interest income (+77.8%) linked to the trend of interest rates and to Banca Fideuram's decisions on asset allocation, the rise in net fee and

commission income (+4.3%) and the increase in income from insurance business (+6.3%) mainly due to the good performance of financial management and collected insurance premiums.
Operating costs rose by 8.5% due to the increase in personnel expenses, related to the strengthening of the group's governance structure and to the start-up of EurizonVita's network.

As at 31st March 2007 the group's assets under management amounted to 194 billion euro, with an increase of 0.6% from the beginning of the year and of 2.4% over the twelve months.

The capital absorbed by the business area, which makes up 6% of the Group's capital, amounted to 1,414 million euro, with a 7.9% reduction with respect to the first quarter of 2006. Good economic results, coupled with the above-mentioned capital absorption, determined an increase in ROE before tax to 59.4% (from 51% in the first quarter of 2006). EVA, which measures value creation, rose from 105 million euro to 111 million euro.

The main corporate operations that concerned the group in the first three months of the year are reported hereunder.
The OPA (tender offer) launched by Eurizon on Banca Fideuram's remaining ordinary shares, which brought the group to hold 98.7% of the bank's capital, was closed on 18th January 2007. Following the close of the tender, the Italian Stock Exchange delisted Banca Fideuram's shares with effect as of 24th January 2007. On 4th April 2007 Eurizon exercised the purchase right provided for by art. 111 of Legislative Decree 58/98 (squeeze out), acquiring total control of Banca Fideuram.
After the transfer of Banca Fideuram's IT platform to Universo Servizi in 2006, in the first quarter of 2007 activities were initiated to create a technology platform, shared by Eurizon Capital and Fideuram Investimenti, in support of the asset management business.
With the purpose of strengthening the coordination and guidance role of the holding company, Eurizon took over activities formerly performed by its subsidiaries in the areas of human resources, communication and image, corporate and legal, procurement, general and real estate services. This reallocation will allow to operate more effectively than in the past and to achieve advantages also in terms of costs.
In February the group entered in the Chinese life insurance market through the acquisition of a 19.9% stake in the capital of Union Life, company ranked among the top ten of the market. This operation implied the subscription of newly-issued shares for an amount of approximately 90 million euro and makes Eurizon the first foreign shareholder of the company. Still within the Chinese market, Eurizon signed an agreement providing for the acquisition of 49% of Penghua Fund Management, one of the main asset management companies in the Chinese market. This operation, already approved by the Bank of Italy, is awaiting authorisation from Chinese authorities.

In the first quarter of 2007 EurizonVita's activities focused on:
- the starting up of the network dedicated to the distribution of social security products;
- the enrichment of the range of traditional and unit-linked products;
- the adaptation of social security products to the indications given by COVIP (Italian Authority for Supervision of Pension Funds);
- the enrichment of EurizonTutela's product range.

As of 8th January 2007 EurizonVita's new network of social security experts, for the distribution of pension products dedicated to mass market customers, was activated. The first three months of 2007 were mainly focused on the training of the network staff, whose results in terms of net flow are expected for the second half of the year. Already-trained salesmen had three multi-branch products to offer, made up of a whole-life insurance policy with recurring premiums, a whole-life insurance policy with single premiums and an individual pension plan, for which application was initiated. As at 31st March 2007 there were 171 active social security consultants in 11 agencies present on the territory.
With regard to products available for the banking channel, after intense innovative activities conducted in 2006 in both traditional and unit-linked policies, in the first quarter of 2007 actions were focused on the consolidation of the existing product range. With regard to products distributed through the financial advisor network, following the positive response registered by the new unit-linked "Fideuram Suite" policy, the Irish platform was enriched in March with the new total-return "Alpha Mix 7" line.
In relation to the coming into effect, as of 1st January 2007, of the reform of supplementary social security, all social security products distributed through the three distribution channels of the group, individual pension schemes or open-end pension funds, were involved in the complex process of adaptation to COVIP legislation.

With regard to casualty branch products, offering for the banking channel was expanded with the introduction of the new "Creditor Protection Insurance" polices, linked to already active mortgages (Assidomus Stock) and the new product "Prospettiva Salute", i.e. an insurance package for the protection of the person, available in two versions: family (standardised package) and personal (freely personalised package).
In the first quarter of 2007 EurizonVita evidenced an income before tax from continuing operations of 76 million euro, with a 7% increase compared to the corresponding period of 2006, thanks to the good performance of income from insurance business.
The rise in operating costs is attributable to the investments aimed at making the group's IT platform more effective. The trend of expenses reflected the change of the perimeter occurred in 2006: in the first quarter of the previous year Universo Servizi only managed the insurance component whilst in 2007 it also coordinated the IT banking platform.
The securities portfolio, 48,446 million euro, was made up for 59% of securities designated at fair value, mainly for unit- and index-linked products, and for 41% of securities available for sale, mainly for revaluable policies. The insurance policies portfolio totalled 46,203 million euro, including 21,990 million euro in life technical reserves, 23,664 million euro in financial unit- and index-linked policies classified as deposits, 299 million euro in policies with specific assets, 130 million euro in reserves of open-end pension funds, and 120 million euro in technical reserves for casualty branches.
At the end of the quarter the valuation reserve of financial assets available for sale amounted to 26 million euro against 34 million euro at the beginning of the year.
In the period EurizonVita registered a net flow on products classified as insurance products and on policies with financial content, of 2,384 million euro (+81% with respect to the first three months of 2006), up on all types of index- and unit-linked policies.

With regard to Banca Fideuram, the concentration in Universo Servizi of accessory services for asset management activities, through the creation of one IT platform for Fideuram Investimenti and Eurizon Capital, started implementation in the quarter.
Activities related to the innovation and extension of the range of products available for Banca Fideuram's private bankers were particularly intense in the first months of the year. Within insurance products, the Irish unit-linked "Fideuram Suite", launched in September, was enriched with the new total-return "Alpha Mix 7" line; the Irish platform will be further developed in 2007 with new solutions characterised by a higher consultancy content and by greater flexibility in the selection of underlying funds. "Capital Elite"- a proprietary portfolio management where the selection of underlying funds is made by consultants selected by Fideuram Investimenti, which however remains responsible for deciding the investment - was launched after the end of the quarter. In a context of open architecture, the range of third party funds was enriched through distribution agreements with new third parties. With regard to asset administration products, after the success of the "Sprint I Edition" certificate, three other Star certificates with automatic interruption, linked to both market indices and baskets of commodities, were placed.
Assets under administration at the end of March 2007 totalled 68 billion euro, with an increase of 0.8% from the beginning of the year and of 4.2% over the twelve months, mainly due to the positive performance of operations. Private bankers reached 4,246 units with an increase of 30 units from the end of December 2006.
Net flow for the period amounted to 175 million euro against the 547 million euro of the first quarter of 2006. Net asset management flow was negative for 994 million euro whereas the flow of insurance and asset administration products showed substantial increases (respectively of 316 million euro and 853 million euro).
The contribution to income before tax from continuing operations equalled 91 million euro, with a 14.3% increase compared to the first quarter of the previous year. The result for the period benefited from the improvement of net interest income (attributable to the increase in intermediated volumes, to the rise in market interest rates and to new investment policies), and of profits on trading that more than balanced the increase in operating costs and provisions.

Eurizon Capital SGR is the Group company specialised in providing collective and individual asset management products to the Group's internal banking networks as well as in developing the Group's presence in the open market segment through specific distribution agreements with other networks and institutional investors. Eurizon Capital controls the subsidiaries Eurizon Capital (Luxembourg) and Eurizon Alternative Investments, set up to promote and manage, respectively, funds under Luxembourg law and alternative funds.

During the first quarter the product range was affected by numerous rationalisation and reinforcement initiatives.
As regards mutual funds, the institution of two non-harmonised Italian funds with hedge quota and the enrichment of the range of Luxembourg funds of funds with "Sanpaolo Manager Selection Global Property", which will invest in real estate, was approved. The launch of both will take place in the second half of the year. Furthermore, the distribution of "Sanpaolo Garantito Giugno 2012", a fund dedicated to retail customers which enables the investor to take part in financial markets with guaranteed invested capital, commenced after the end of the quarter. Within the products dedicated to institutional customers, distribution started for "Alpha Fund", a Luxembourg multi-segment fund with active management approach on markets where considerable over-performances are expected, and for the "Volatility target" speculative Italian fund, whose investment policy is aimed at achieving positive absolute performances associated to medium/high volatility.
As regards portfolio management, activities of rationalisation and revision of certain already existing products were carried out. In particular, within the "Private Solution" portfolio management, which offers the possibility of investing not only in proprietary funds but also in third party funds and in securities, new components were inserted that make the product more flexible for the investor's needs. In "Gestione Investimento Private", a line characterised by a higher equity component and a lower threshold of entry was added to the three already existing lines.
In relation to the opportunities created by the reform of social security, the Eurizon group, being an integrated player in the life insurance and asset management segments, adopted a new organisational model that sees Eurizon Capital in the role of financial manager and EurizonVita in the role of provider of financial and insurance guarantees. Already in the first three months of the year the team of Eurizon Capital's specialists contacted various pension funds.
Still in the institutional area, with the purpose of continuing the strategy of internationalisation and opening to third party distributors, Eurizon Capital subscribed an agreement with Galaxy Security Investment Consulting Enterprise, company specialised in the distribution of third party products and in the receipt of mandates from institutional customers for the distribution of Luxembourg funds to the Taiwan market.
With regard to activities aimed at the rationalisation of the corporate structure, in the first quarter of 2007 Eurizon Capital SGR contributed to the company Universo Servizi the business line related to operations (IT, back office and product administration), with the simultaneous transfer in outsourcing of the same activities to Universo Servizi. This initiative was aimed at completing the process of concentrating all IT platforms of the Eurizon group in Universo Servizi.
Finally, as concerns the organisational structure, i) certain staff functions were centralised in the holding company, ii) the structures dedicated to retail customers were separated from those dedicated to institutional and private customers in order to better support the growth expected in the private segment and, to improve the quality of the services offered, iii) in the investment area, already structured by type of management (individual, collective, private customers), competence centres were created focused on specific investment areas.
At the end of March 2007 assets under management totalled 117.5 billion euro, mainly due to the positive contribution from portfolio management and securities.
Operating income for the first quarter of 2007, amounting to 67 million euro, recorded a 14% increase compared to the corresponding period of the previous year. The contribution to the Group's income before tax from continuing operations equalled 45 million euro, with a 22% increase compared to the first three months of 2006.
The improvement in efficiency is confirmed by the reduction of the cost/income ratio to 33.9% from 38.1% of the corresponding period of the previous year.

Corporate Centre

The Corporate Centre is responsible not only for guidance, coordination and control of the whole Group, but also for treasury and strategic finance activities and proprietary portfolio management. Therefore, Corporate Centre includes the central structures that perform holding company activities or support operating units through centralised services.

As regards treasury activities, the Bank confirmed its leadership in domestic and cross-border payment systems in euro, slightly increasing the levels of activities in terms of volumes, compared to the previous year. With the purpose of reducing settlement risks, a higher number of foreign exchange transactions were settled using the CLS (Continuous Linked Settlement) system. During the quarter technology and administrative activities linked to the implementation of the "TARGET2" project (the new Eurosystem's gross settlement system) were intensified, in view of the start of the first connectivity tests. Furthermore, the authorisation procedure of the application was completed and the application started being used in January 2007. It will enable the Bank to allocate as collateral a part of the loans included in the balance sheet to improve management of liquidity and of infra-day settlements ("ABACO" project, Attivi BAncari COllateralizzati).

During the quarter, net requirements of short-term liquidity registered a marked reduction, attributable to both the sale of Cariparma/FriulAdria and the securitisation of a mortgage-backed portfolio.

With regard to money markets, in the eurozone, in view of expected increases in official interest rates, policies aimed at taking advantage of interest rate spreads were pursued. Money market operations and foreign exchange transactions in the currencies of the new Europe's countries also recorded a positive performance. With regard to bond markets, investments privileged floating-rate securities issued by the Italian Treasury, by primary international banks, Asset Backed Securities with not lower than AAA rating, as well as asset swaps on Italian and German securities.

In New York, the ABS portfolio with high creditworthiness was penalised in March by the widening of the spreads, even in the high rating classes, of the Home Equity Loan segment, determined by the more generalised crisis of the US residential sector. The yields of the remaining portion of portfolio were however sufficient to balance that effect and to produce a positive overall result. During the period the portfolio was prudentially released of the positions relatively more exposed to a worsening of the crisis in the residential sector and to eventual contagion effects.

Within the proprietary portfolio, the credit market was characterised in the quarter by an initial narrowing of spreads and by a subsequent widening; March was characterised by high volatility, which progressively decreased. In such context, the portfolio remained structurally long, but on short maturities (under 3 years), in order to limit their volatility in terms of mark-to-market.

As to stock markets, the first two months of the year confirmed the upward trend already evidenced in the previous quarter, interrupted by a sharp correction in March. Also volatility continued the downward trend and then went up again to touch period highs at the same time of correction. In this context, the Bank succeeded in achieving positive performances, also through an attentive selection of securities and an increased dispersion of yields on the European and American stock market.

Also in the fixed-income segment, the first quarter of 2007 confirmed certain trends emerged in the last part of the previous year, especially with regard to the upward trend of interest rates in the eurozone and to the virtual stability of the dollar. Among preferred activities were "Asset Swap Spreads" on European Government securities.

The positive trend of contraction in the spreads of the emerging markets, with the exception of a short but intense correction at the end of February, continued. Good macroeconomic conditions of the main Countries gradually led to reconsider asset allocation: positions were maintained on those Countries/corporates that show sounder fundamentals and higher liquidity, such as the Russian financial/energy/commodities sector and the Latin-American sovereign area, and positions were reduced on financial companies in Kazakhstan, as the sector remains under pressure for the high leverage of the system.

In the area of the structured credit products, operations privileged investments with higher creditworthiness, for the purpose of minimising connected credit, volatility and liquidity risks. In the ABS segment, portfolio composition privileged securitisations of residential mortgages and tranches with high ratings, in order to maintain a satisfactory degree of liquidity. In 2006 the European CDO sector registered an over 50% rise in volumes issued, whereas the American CDO sector sustained a marked slowdown in activities due to the crisis of the sub-prime mortgages sector; this fact strongly reduced market risk propensity towards US assets linked to the residential market, generating an important widening in CDO spreads. From an operating standpoint positions in US CDOs in the books were prudentially reduced.

The "operating management of AVM (active value management)" gives operating support to the strategies set out by the active value management unit which reports to the Value Governance Area, through the implementation on financial markets of the interventions necessary for active management of credit, market and "banking book" risks; in particular, with reference to Asset & Liability Management activities, interest rate risk is monitored and managed measuring first of all the sensitivity of market value of banking book positions against changes in the yield curve at various maturities; furthermore, specific context analysis regarding the evolution of interest rates, as well as behavioural hypotheses on certain particular items are considered.
Within structured finance operations, the Intesa Sec. 3 Srl securitisation, structured by Intesa Sanpaolo acting as arranger, was concluded in March, with the issue of Residential Mortagage Backed Securities, with legal maturity in October 2033, for a countervalue of 3.6 billion euro broken down in five classes of securities listed on the Luxembourg Stock Exchange.
With regard to funding activities, in the quarter, the total amount of Intesa Sanpaolo's bond issues placed in the domestic market amounted to 3.8 billion euro. Breakdown by type of placed securities showed a prevalence of the component consisting of plain vanilla securities with an incidence of 96.4%, whereas the weight of structured bonds was 3.6%. Breakdown by maturity showed a concentration on maturity of two years (38.7% of the total), three years (33.4%) and six years (14.1%), followed by securities with maturity of five years (7.8%) and, lastly, four-year bonds (6%). Funding operations on the Euromarket totalled 2.9 billion euro. Placements on international markets were adequate to the needs of the Intesa Sanpaolo merger; in particular, the new programme of Global Medium Term Notes in the name of Intesa Sanpaolo was signed on 15th February 2007. 78% of such issues is made up of two public issues and the remaining 22% is represented by private placements. In public issues, floating-rate bonds represented the total of placed securities (2.3 billion euro). In private placements, the innovative factor was represented by a predominance of zero-coupon securities mainly destined to insurance companies.
Bonds denominated in euro have an absolute prevalence with 97.9% of total volume in the first quarter of 2007, whilst private placements in yen are rising (+2.1%).
In the first quarter of 2007 only one loan was granted to the Bank by German banks (Schuldscheine) for 7 million euro.

Central structures involved in the integration process of the new Intesa Sanpaolo Group were very busy in the quarter, especially for the redefinition of organisational macro-processes and for the alignment of IT systems to the target system.

Enhancement of human resources was confirmed as a crucial element in the pursuit of the sustainable growth objectives set out in the Business Plan. For this reason the long-term training programme continued in 2007 with the delivery of over 100,000 man-days in the first quarter of 2007. At the same time, the initiatives for incentive-driven exit plans continued, both through extraordinary recourse to the Solidarity Allowance of the banking sector (pursuant to Ministerial Decrees 158 of 2000 and 226 of 2006), and through specific actions with the employees who already have the requisites to immediately obtain retirement due to seniority or age. Adhesion to these initiatives is voluntary and must be requested by 30th June 2007; exits will be planned gradually during 2007 taking account of operating needs. Such initiative will enable the Group not only to absorb staff redundancies, but also to implement a drastic rejuvenation of staff, with consequent benefits in terms of savings in personnel costs which represent important cost synergies.

GEOGRAPHICAL AREAS

(in millions of euro)

	Italy	Europe	Rest of the World	Total
Operating income				
31.03.2007	3,864	753	70	4,687
31.03.2006 restated (*)	3,868	587	34	4,489
% change (a)	-0.1	28.3		4.4
Loans to customers				
31.03.2007	300,395	20,554	10,921	331,870
31.12.2006 restated (*)	297,095	20,168	9,487	326,750
% change (b)	1.1	1.9	15.1	1.6
Direct customer deposits				
31.03.2007	300,420	49,406	23,443	373,269
31.12.2006 restated (*)	299,630	47,213	23,231	370,074
% change (b)	0.3	4.6	0.9	0.9

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(a) The change expresses the ratio between 31.03.2007 and 31.03.2006 restated.

(b) The change expresses the ratio between 31.03.2007 and 31.12.2006 restated.

With regard to secondary segment reporting, based on geographical area, activities of the Intesa Sanpaolo Group are mostly concentrated in the domestic market. In fact, 82% of operating income, 91% of loans to customers and 80% of direct customer deposits were realised in Italy. Abroad it has a significant presence in Central and South-Eastern Europe (Croatia, Slovenia, Slovakia, Serbia, Hungary, Bosnia and Herzegovina, Albania and Romania), in the Russian Federation and in the Mediterranean basin (Egypt).

Risk management

BASIC PRINCIPLES

The Intesa Sanpaolo Group attributes great importance to risk management and control as conditions to:
- ensure reliable and sustainable value creation in a context of controlled risk;
- protect the Group's financial strength and reputation;
- permit a transparent representation of the risk profile of its portfolios.

The basic principles for risk management and control are:
- clear identification of responsibility for risk taking;
- measurement and control systems in line with international best practice;
- organisational separation between functions that carry out day-to-day operations and those that carry out control.

The policies relating to risk acceptance are defined by the Parent Company's Statutory Bodies (Supervisory Board and Management Board), with support from specific Committees.
The Parent Company performs guidance, management and overall control of risks. Group companies operate within the operating limits they have been assigned.
The long experience matured by Intesa and SANPAOLO IMI in risk management techniques enables the Group to use a wide array of metrics and instruments for the measurement and management of risks.
In the first months of the year, they have been used in a first phase of integration which enabled, among other things, the preparation of a control framework for Group risks capable of assessing risks taken on the basis of regulatory and economic prospects; the comparison with capital base allows monitoring of Group capital adequacy and is periodically reported to Top management.
Risk measurements and their quantification and integration in capital measures provide information for company decisions through the capital allocation system to the business lines and contribute to calculating risk-weighted profitability (RORAC – Return On Risk Adjusted Capital); they are therefore a key system to guide financial planners and to manage the financial structure of the Group, maximising return for shareholders.

CREDIT RISKS

Intesa Sanpaolo has a set of instruments to ensure analytical control over the quality of loans to customers and financial institutions, and loans subject to country risk.
As regards, in particular, loans to customers, rating models have been developed, differentiated according to the economic sector and size of the counterparty (Corporate, Italian Public Entities, Small Business, Mortgage, Personal loans).
In recent years, Intesa and SANPAOLO IMI had developed projects in the context of which new credit processes were defined that, in accordance with the New Basel Accord (Basel 2), provided for the use of internal ratings as an essential part of deliberations on loan granting and management.
The original mission of the Basel 2 Project of both banks was to prepare for the adoption of the advanced approaches from the moment the New Accord came into force at the beginning of 2007. The merger has meant a rescheduling of the Project so as to proceed with the work necessary to integrate models and processes. Adoption of the advanced models has therefore been postponed until 2008.
The ratings are not just a direct instrument to monitor and control credit risk, but are also a primary element for management control of credit risk, through the credit risk portfolio model, which synthesises the information on asset quality in terms of risk indicators, including expected losses and capital at risk; the latter may be calculated according to supervisory rules (Basel 1 and Basel 2) or according to internal metrics (economic capital).

Credit quality

The overall doubtful loans portfolio is continually monitored through a predetermined control system and periodic managerial reporting. In particular, such activities are performed using measurement methods and performance controls that permit the construction of synthetic risk indicators. They interact with processes and procedures for loan management and for credit risk control and allow timely assessments to be formulated when any anomalies arise or persist. The positions to which the synthetic risk index attributes a high risk valuation, which is confirmed over time, are intercepted and are allocated in different categories based on the risk profile. Exposures with entities in default or in basically similar situations are classified in doubtful loans; exposures with entities in temporary difficulties, deemed solvable in a congruous period of time, are classified in substandard loans; positions for which the bank (or a group of banks), due to the deterioration of the economic and financial conditions of the borrower, permits a modification in the original contractual terms are classified in restructured loans. Lastly, non-performing loans include loans expired and/or past due by over 180 days.

(in millions of euro)

	31.03.2007			31.12.2006 restated (*)			Changes
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure	Net exposure
Doubtful loans	9,897	-7,112	2,785	9,733	-7,030	2,703	82
Substandard and restructured loans	5,425	-1,499	3,926	5,436	-1,516	3,920	6
Past due loans	1,189	-156	1,033	1,322	-163	1,159	-126
Non-performing loans	**16,511**	**-8,767**	**7,744**	**16,491**	**-8,709**	**7,782**	**-38**
Performing loans	320,900	-2,388	318,512	316,065	-2,248	313,817	4,695
Performing loans represented by securities	5,619	-5	5,614	5,151	-	5,151	463
Loans to customers	**343,030**	**-11,160**	**331,870**	**337,707**	**-10,957**	**326,750**	**5,120**

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

The table highlights that a further improvement in the already high credit quality occurred in the quarter, with a 0.5% decrease in total net non-performing loans with respect to the figure at the end of 2006, mostly attributable to the reduction in loans past due and to the stability of substandard loans.
Also the incidence of the various categories of non-performing positions on total loans to customers improved (2.3% with respect to 2.4%) and the respective levels of coverage, both for doubtful and substandard loans, were on percentages only marginally lower than those of December 2006, while the coverage of loans past due increased.
Lastly, risk implicit in performing loans – calculated collectively on the basis of the risk configuration of the entire portfolio analysed via models which consider the Probability of Default (PD) and the Loss Given Default (LGD) – is covered by a provision equal to 0.7% of the corresponding gross exposure, the same percentage as the end of the previous year.

MARKET RISKS

TRADING BOOK

The activities for the quantification of trading risks are based on daily and periodic estimates of sensitivity of the trading portfolios of Intesa Sanpaolo, Banca Caboto and Banca IMI, which represent the main portion of the Group's market risks, to adverse market movements relatively to the following risk factors:

- interest rates;
- equity and market indices;
- investment funds;
- foreign exchange rates;
- implied volatilities;
- spreads in Credit Default Swaps;
- spreads in issued bonds;
- correlation instruments.

For certain of the abovementioned risk factors, the Supervisory authority validated the internal models for the regulatory measurement of capital absorption of both Banca Intesa (2001) and Banca Caboto (2003). In 2004 the model related to Banca Intesa's credit derivatives (credit default swaps) was also validated.
The analysis of market risk profiles relative to the trading book uses various quantitative indicators and VaR is the most important. Since VaR is a synthetic indicator which does not fully identify all types of potential loss, risk management has been enriched with other measures, in particular simulation measures for the quantification of risks from illiquid parameters (dividends, correlation, hedge fund).
The paragraphs below provide the estimates and evolution of operating VaR, defined as the sum of VaR and of simulation on illiquid parameters. VaR estimates are calculated daily based on simulations of

historical time-series, a 99% confidence level and one-working day holding period; delta-gamma-vega VaR is also calculated for the structured equity positions of Banca Caboto's London branch.
In the first quarter of 2007 market risks originated by Intesa Sanpaolo, Banca Caboto and Banca IMI remained in line with the levels of the end of 2006. Operating VaR for the period equalled 23.4 million euro (average for the first quarter of 2007).

Daily operating VaR of the trading portfolio for Intesa Sanpaolo, Banca Caboto and Banca IMI[a]

(in millions of euro)

	2007			2006			
	average 1st quarter	minimum 1st quarter	maximum 1st quarter	average 4th quarter	average 3rd quarter	average 2nd quarter	average 1st quarter
Intesa Sanpaolo	16.5	14.8	18.5	16.0	26.1	34.4	36.1
Banca Caboto	4.1	3.4	5.4	4.4	4.3	3.9	2.9
Banca IMI	2.8	1.8	4.9	2.4	1.9	2.4	n.d. (*)
Group	**23.4**	**21.2**	**27.4**	**22.8**	**32.3**	**40.7**	**39.0**

(a) Each line in the table sets out past estimates of daily operating VaR calculated on the quarterly historical time-series respectively of Intesa Sanpaolo, Banca Caboto and Banca IMI; minimum and maximum values for Banca Intesa, Banca Caboto and Banca IMI are estimated using aggregate historical time-series and therefore do not correspond to the sum of the individual values in the column.

(*) For Banca IMI the Board of Directors resolved upon the adoption of measurement of financial risks based on historical VaR on 7th April 2006. Estimates are therefore available starting from the 2nd quarter of 2006.

For Intesa Sanpaolo, the breakdown of risk profile in the first quarter of 2007 with regard to the various factors shows the prevalence of equity risk which represented 43% of overall operating VaR. Equity risk was also the most significant component for Banca Caboto (52% of the total) and for Banca IMI (30% of the total).

Contribution of risk factors to overall operating VaR [a]

1st quarter 2007	Shares	Rates	Credit spread (*)	Foreign Exchange	Hedge fund	Other parameters
Intesa Sanpaolo	43%	21%	5%	5%	24%	2%
Banca Caboto	52%	19%	6%	-	-	23%
Banca IMI	30%	28%	27%	6%	-	9%
Group	**43%**	**22%**	**10%**	**4%**	**15%**	**7%**

(a) Each line in the table sets out the contribution of risk factors considering the overall operating VaR 100%, calculated as the average of daily estimates in the first quarter 2007, broken down between Intesa Sanpaolo, Banca Caboto and Banca IMI.

(*) Inclusive for Intesa Sanpaolo of VaR spread of trading CDS, except spread VaR of bonds.
Inclusive for Banca Caboto and Banca IMI of VaR spread of cash CDS strategies.

The trend of operating VaR in the last 12 months is shown below. The average level in the last quarter, which incorporates the significant increase in the risk measure at the end of February, due to higher market volatilities in all risk factors following the crash of equity markets, was in any case more contained with respect to the level recorded in the second and third quarters of 2006.

Daily evolution of market risks - operating VaR


Million euro
50
45
40
35
30
25
20
15
10
Apr-06
Jun-06
Sep-06
Dec-06
Mar-07
Intesa Sanpaolo + Banca Caboto + Banca Imi
Intesa Sanpaolo

BANKING BOOK

Market risk originated by the banking book arises primarily in the Parent Company and in the main subsidiaries that carry out retail and corporate banking.

The banking book includes exposure to market risks deriving from the equity investments in listed companies not fully consolidated or carried at equity held by the Parent Company, FIN.OPI, IMI Investimenti and SANPAOLO IMI Internazionale.

The following methods are used to measure market risks of the Group's banking book:

- Value at Risk (VaR);
- Sensitivity analysis.

Value at Risk is calculated as the maximum "unexpected" potential loss in the portfolio's market value that could be recorded over a ten day holding period with a statistical 99% confidence interval (parametric VaR). VaR is also used to consolidate exposure to market risks of the various Group companies which perform banking book activities, thereby taking into account diversification benefits.

Shift sensitivity analysis quantifies the change in value of a financial portfolio resulting from adverse movements in the main risk factors (interest rate, foreign exchange, equity and volatility). As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curves. The measurements include the risk originated by customer sight loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analysing a large collection of historical data, obtaining a maturity representation model through equivalent deposits.

Sensitivity of interest margin is also measured by quantifying the impact on net interest income of a parallel and instantaneous shock in the yield curve of ±100 basis points, over a period of twelve months.

Fair value hedging of interest rate risk is aimed (i) at protecting the banking book from variations in the fair value of loans and deposits due to movements in the yield curve or (ii) reducing the volatility of future cash flows related to a particular asset/liability. The main types of derivative contracts used are interest rate swaps (IRS), overnight index swaps (OIS), cross currency swaps (CCS) and options on interest rates stipulated by the Parent Company with third parties or with other Group companies (mainly Banca IMI and Banca Caboto), which, in turn, replicate the same transaction on the market so that the hedging deals meet the criteria to qualify as IAS-compliant for consolidated financial statements.

Hedging activities performed by the Intesa Sanpaolo Group are recorded using various hedge accounting models. A first way refers to the fair value hedge of hedged assets and liabilities, specifically identified, mainly bonds issued or acquired by the bank and loans to customers. Moreover, macro-hedging is carried

out on the stable portion of on demand deposits and in order to cover the risk of fair value changes intrinsic in the coupons under accrual of floating rate operations. The Bank is exposed to this risk in the period from the date in which the coupon is set and the date of payment of the relevant instalment.
Another hedging method used is the cash flow hedge which has the purpose of stabilising interest flow on variable rate funding to the extent that the latter finances fixed-rate investments. In this approach, the item being hedged is a flow of future net interest flows grouped by time buckets.
The Risk Management Department is in charge of measuring effectiveness of interest rate risk hedges for the purpose of hedge accounting in compliance with international accounting principles.

In the first quarter of 2007, the interest rate risk generated by the Intesa Sanpaolo Group's banking book, measured through shift sensitivity analysis, showed an average value of 366 million euro, compared with 297 million euro of the pro forma figure of the end of 2006, reaching 354 million euro at the end of March.

Sensitivity of the interest margin – assuming a 100 basis point increase in interest rates – at the end of March amounted to 300 million euro (–280 million euro in case of reduction), a slight increase with respect to pro-forma figures at the end of 2006 (+205 million euro and –192 million euro, respectively, in case of increase/reduction of interest rates).
Interest rate risk, measured in terms of Value at Risk, in the first quarter of 2007 was equal on average to 115 million euro (93 million euro the pro forma figure at the end of 2006).
Price risk generated by minority stakes in listed companies, almost entirely accounted for under AFS, equalled an average of 248 million euro in the first quarter of 2007, measured through VaR (99% confidence level, 10-working day holding period), in line with the pro forma figure of the end of 2006.

OPERATIONAL RISKS AND LEGAL LITIGATIONS

Operational risks are defined as the risks of losses due to inadequacy or failures of processes, human resources and internal systems, or as a result of external events. Operational risks include legal risk, that is, the risk of losses deriving from breach of laws or regulations, contractual or out-of-contract responsibilities or other litigations.
In recent years, both Intesa and SANPAOLO IMI had commenced projects for the implementation of advanced operational risk management models; though the adopted approach is similar, the complete integration of the methodological and organisational components requires that the objective of adoption of the advanced models be postponed until 2008.
The Group has defined a centralised function for the management of the Group's operational risk within the Risk Management Department. This function is responsible for the definition, implementation, and monitoring of the methodological and organisational framework, as well as for the measurement of the risk profile, the verification of mitigation effectiveness and reporting to top management.
In compliance with Basel 2 requirements, the Group's organisational units are directly involved and each has the responsibility for the identification, assessment, management and mitigation of its operational risk; specific professionals have been identified within each organisational unit responsible for managing all the inputs to the framework.
The Group's Internal Model is designed to combine all the main quantitative (historical incurred loss figures) and qualitative information sources (scenario analysis).
The quantitative component is based on the statistical analysis of historical loss data, reported internally or externally (through the participation in consortium initiatives such as "Database Italiano Perdite Operative" – Italian Operating Loss Database – managed by the Italian Banking Association and Operational Riskdata eXchange Association).
The qualitative component focuses on the assessment of the risk exposure of each unit and is based on the structured and organised collection of subjective estimates aimed at self risk assessment of specific scenarios (such as, risks of losses from internal illegal actions, robbery, unintentional errors, etc..) identified on the basis of a proprietary model for risk classification which in turn is based on risk types set out in the New Capital Accord (Basel 2).
Capital at risk is therefore identified as the measurement at Group level, net of insurance cover, required to bear the maximum potential annual loss assuming a one-year holding period, with a level of confidence of 99.96% (99.90% for regulatory measurement).
The Group activated a traditional operational risk transfer policy (insurance) with the objective of mitigating the impact of any unexpected losses, and thus contributing to the reduction of Capital at Risk.

Legal risks

As concerns legal risks, there are no significant variations with respect to the 2006 Annual reports of the Intesa Group and the Sanpaolo IMI Group. At the beginning of April 2007 10 subsidiaries of the Cirio group in Extraordinary Administration notified that they filed a suit against Intesa Sanpaolo and Banca Caboto, as well as against 5 other banks, all considered to be jointly liable, aimed at receiving compensation for alleged damages deriving from:

- worsening of the insolvency of the Cirio group, between the end of 1999 and 2003, favoured also in the 2000/2002 period by 6 bond issues; the damage on this point is quantified – using three different criteria – with the main method in 2,082 million euro or, with the control methods, in 1,055 million euro or in 421 million euro;
- the loss of the possibility of the Extraordinary Administrators to undertake revocatory bankruptcy actions, for indefinite amounts, if the default of the companies of the Cirio group had not been delayed;
- the payment of fees amounting to 9.8 million euro in relation to the placement of the various bond issues.

Without prejudice to the possibility of distinguishing the roles exercised by the various banks involved, the Intesa Sanpaolo Group deems that these allegations are unfounded and is convinced that it will foundedly contrast them as concerns both the merit of the case and its legitimacy considering that the Extraordinary Administration bodies may not legitimately make these requests.

INSURANCE RISKS

Life branch

The typical risks of a life insurance portfolio can be divided into three main categories of risk: premium risk, life underwriting risk and reserve risk.

Premium risks are protected initially during definition of the technical features and product pricing, and over the life of the instrument by means of periodic checks on the sustainability and profitability (both at product level and at the portfolio level, including all of the liabilities). During the definition of a product, profit testing is used, with the objective of measuring profitability and identifying any weaknesses in advance. The issuing of a product requires prior authorisation from the Product Committee, whose members include both the managers of the company departments and the General Management, who are presented with the results of the profits tests and sensitivity analyses.

Life underwriting risks arise when an unfavourable trend is recorded in the actual loss ratio compared with the trend estimated when the rate was calculated, and these risks are reflected in the level of reserves. The loss ratio refers not only to actuarial loss, but also financial loss (guaranteed interest rate risk). The Company guards against these risks by means of statistical analysis of the evolution of liabilities in its own contract portfolio, divided by risk type, and through simulations of expected profitability of the assets hedging technical reserves.

Reserve risk is guarded against through the exact calculation of mathematical reserves, with a series of detailed checks (for example, checking that all the variables required for the calculation such as yields, quotations, technical foundations, parameters for the supplementary reserves, and recalculation of the value of single contracts are correctly saved in the system) as well as overall verifications, by comparing results with the estimates produced on a monthly basis. Specific attention is paid to checking the correct assumption of contracts, by checking the relative portfolio against the reconstruction of movements during the period, divided by purpose, and checking the consistency of the amounts settled compared with the movements of reserves.

The mathematical reserves are calculated on almost the entire portfolio, on a contract-by-contract basis, and the methodology used to determine the reserves takes account of all the future commitments of the company.

Casualty branch

The risks of a casualty insurance portfolio are essentially premium and reserve risk.

Premium risks are protected initially during definition of the technical features and product pricing, and over the life of the instrument by means of periodic checks on the sustainability and profitability (both at product level and at the portfolio level, including all of the liabilities).

Reserve risk is guarded against through the exact calculation of technical reserves. In particular, for companies which exercise casualty branches, technical reserves may be divided into: premium reserve,

damage fund, reserve for the participation to profits and reversals, other technical reserves and reserve for equalisation.
The premium reserve is divided into the reserve for premium fractions and the reserve for current risks. The reserve is destined to cover the risks of casualties and the related expenses which could arise after the close of the period within the limits of coverage of the premiums paid by the insured.
The reserve for premium fractions is made up of premiums recorded in the period but which refer to the period and to subsequent periods according to the pro rata temporis method.
The reserve for current risks represents a provision which must be allocated if the estimated cost of expected casualties, determined on the basis of a forecasting model, shows that the reserve for premium fractions in is insufficient.
The damage funds represents the provision for casualties occurred and notified in all the periods prior to the financial statements and which have not yet been settled at the date of the financial statements. These provisions must correspond to the overall amount of sums which, based on a prudent assessment made on the basis of objective elements, are deemed to be necessary to pay the casualties and the related liquidation expenses. The reserve must be valued at ultimate cost, to consider all forecastable future charges.
Furthermore, a reserve for equalisation has also been set up for the purpose of normalising the fluctuations of casualty rates in future years and other technical reserves to cover risks taken as part of specific insurance branches.
Regarding the assumption of risk, the policies are checked at the time of purchase, using an automatic system which checks the parameters for assumption associated with the tariff of reference to verify the correspondence of the portfolio with the technical and rate settings agreed with the sales network.
The check not only concerns the form but also the substance and, in particular, allows for verification of the exposure in terms of capital – limits of liability.
Subsequently, statistical checks are carried out to verify potentially anomalous situations (such as concentration by area or by type of risk) and to keep under control accumulation at the level of individual persons (with particular reference to policies that provide cover in the accident and sickness branches). This is also carried out in order to provide suitable indications of the portfolio characteristics in order to prepare the annual reinsurance plan.
As concerns risk concentration and, in particular, with specific reference to the Motor TPL and Illness branches, the concentration of premiums in the Piedmont region is due to the presence of a significant portfolio of collective subscription policies, contracted by the banks in the Intesa Sanpaolo Group, to hedge insolvency risks for loans linked to financing (Credit Personal Insurance) disbursed by the former SANPAOLO IMI branches.

ALM and financial risks
In line with the growing focus in the insurance sector on the issues of value, risk and capital in recent years, a series of initiatives with the objective of both strengthening risk governance and managing and controlling risk-based capital has been launched.
With reference to investment portfolios, set up both as coverage of obligations with the insured and in relation to free capital, the Investment Policy is the main control and monitoring instrument for market and credit risks.
The Policy defines the goals and the operating limits that are needed to distinguish the investments in terms of eligible assets and asset allocation, breakdown by rating classes and credit risk, concentration risk by issuer and sector, market risks (in turn measured in terms of sensitivity to variations in risk factors and Value at Risk over a one-year holding period and with a 99% confidence level).
Investment decisions, portfolio evolution and compliance with operating limits, articulated in the diverse types, are discussed, normally on a monthly basis, by specific investment committees and, quarterly, by the finance committee, which is in charge of providing strategic guidance to the activities of the group's insurance companies.
In order to monitor all risks (actuarial and financial) better, a tool for simulating assets and liabilities, named FAP (Financial Analysis Program), is also used with the objective of measuring value and risk. The FAP is a dynamic model capable of making forecasts of stochastically-generated economic scenarios, simulating the evolution of the value of assets and liabilities based on the technical features of the products, the simulated trend in significant financial variables and a management rule which guides investments and disinvestments. This model measures the capital required to cover actuarial and financial risk factors. Among the former, the FAP models risks deriving from the dynamics of an extreme surrendering of policies, from sharp changes in mortality and longevity, and from pressure on costs; among the latter, the

FAP takes into consideration scenarios of stress over year-long time spans on interest rates, on credit spread and on stock market trends.

Investment portfolios

The investments of the insurance subsidiaries of the Intesa Sanpaolo Group are made using free capital and to cover obligations with customers.

The latter essentially refer to profit life policies and index-linked and unit-linked policies and casualty policies.

The former offer the insured, apart from participation in the profit from the fund management, a minimum guaranteed level and therefore generate proprietary financial and credit risks for the insurance company risks that are linked to the characteristics of the investment portfolio with regard to the commitments made to the insured. Index-linked and unit-linked policies, which usually do not present direct risks, are in any case monitored with regard to reputation risks.

As at 31st March 2007, the investment portfolios at book value amounted to 47,840 million euro. Of these, the share regarding profit life policies, casualty policies and free capital ("Class C portfolio" or investments with proprietary risk for the Company) amounted to 20,694 million euro, while the residual amount (27,146 million euro), mostly comprised investments related to index- and unit-linked policies.

Considering the various types of risks, the analysis of investment portfolios, set forth below, concentrates on the assets included in the "at-risk portfolio".

In terms of breakdown by asset class, 91.6% of assets, equal to 18,956.8 million euro, was comprised of bonds (67.4% Governments bonds, 12.6% corporate bonds, 11.6% liquidity) while assets subject to equity price risk amounted to approximately 8.3%, 1,731.8 million euro.

Financial derivative instruments are used, consistent with the guidelines set by the specific framework resolution, to hedge financial risks of the investment portfolio or for the purpose of effective management. Financial derivatives are not used for speculation.

The fair value of derivatives amounted to 10.7 million euro, of which 3.6 million euro referred to derivatives used for effective management, -3 million euro referred to hedging derivatives and 10.1 million euro referred to derivatives originally destined to the coverage of index-linked life policies ("class D portfolio") and subsequently transferred for accounting purposes to "class C" since they were no longer representative of technical commitments with the insured.

Breakdown of the bond portfolio by maturity was as follows: 2% short-term (under one year), 41.7% medium-term, and 56.3% long-term (over five years). Concentration on medium-long term maturities is the result of an Investment Policy which aims at keeping low levels of mismatch between assets under separate management and the corresponding commitments to customers.

Analysis of the bond portfolio in terms of fair value sensitivity to the interest rate movements highlights that a parallel shift in the curve of +100 b.p. leads to a negative change of 853.8 million euro. In this hypothetical scenario, the value of hedging derivatives would record a positive change of 353.4 million euro which would partly offset the corresponding loss in debt securities. Overall, sensitivity of interest rate securities and derivatives amounted to approximately 500 million euro.

The investment portfolio has an extremely high credit quality. Bonds with very high ratings (AAA/AA) represented over 88% of total investments, while a further 9% had ratings of A. The securities in the low investment grade area (BBB) represented 2.9% of the total, while the share of speculative grade or unrated securities was almost zero.

The high level of credit quality also emerges from the breakdown by issuer/counterparty: securities issued by governments and central banks represented 82.6% of the total, while financial companies (mainly banks) contributed approximately 10.8% of the exposure.

At the end of the first quarter of 2007, free capital investments amounted to 1,302 million euro (market value) with a Value at Risk of 22.4 million euro, with a 99% confidence interval and a 10-day holding period.

Shareholder base, stock price performance and other information

Shareholder base

Intesa Sanpaolo's shareholder base as at 4th May 2007 – detailed in the following table – shows the holders of shares exceeding 2%, for whom Italian regulation (art.120 of Consolidated law on finance "TUF") sets forth that holdings exceeding that threshold of the voting capital of a listed company shall be communicated to both the company and Consob.

Shareholder	Ordinary shares (*)	% held on ordinary share capital
Compagnia di San Paolo	943,225,000	7.96%
Crédit Agricole S.A.	671,743,440	5.67%
Assicurazioni Generali	601,168,748	5.07%
Carlo Tassara S.p.A.	586,708,241	4.95%
Fondazione Cariplo	554,578,319	4.68%
Fondazione C.R. di Padova e Rovigo	495,264,450	4.18%
Fondazione C.R. in Bologna	323,334,757	2.73%
Giovanni Agnelli e C. Sapaz	289,916,165	2.45%
Fondazione Cariparma	260,515,202	2.20%

(*) Directly or indirectly held

Transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered "related parties" are defined based on the indications given by IAS 24, applied with reference to the specific organisational structure of Intesa Sanpaolo and to the new governance system adopted by the Bank. In relation to the latter, Internal regulations set out the guidelines for closing transactions with related parties and, in particular, so called "significant" transactions, i.e. the most significant transactions in terms of financial, economic or balance sheet impact, which must be submitted to the approval of the Management Board, which is the new management body.

"Significant" transactions are identified using qualitative and/or quantitative criteria and are, for example, the purchase and sale of real estate assets, the purchase or sale of equity investments, companies, business lines partnership or joint venture agreements, any transaction, both financial and commercial, whose economic value exceeds 50 million euro, provided that this is not a typical or standard transaction, framework agreements regulating the provision of multiyear intergroup services and the grant to companies within the Banking Group and to related parties of loans or guarantees exceeding predetermined quantitative thresholds. The Regulations also define the general criteria for information to be provided to the Board with regard to transactions with related parties, which – since they do not have the characteristics of relevance and significance indicated above – fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions. Where the nature, value or other aspects of a transaction with related parties make this necessary, the Management Board, may be assisted by independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion).

Following the merger, the extension of specific software has been implemented to permit the census and update of the register of related parties and the monitoring of the transactions made with such parties. Furthermore, considering the competencies of the Control Committee formed within the Supervisory

Board, provided for by the Articles of Association, in the first months of 2007 the bank started a review of the procedure for the management of the transactions with the Group's related parties, for the purpose of further adapting its functioning to the decision–making competencies of the Management Board and the control role assigned to the Committee in adhesion to the recommendations of the new Corporate Governance Code on this issue.
Following the merger which formed Intesa Sanpaolo and due to the new governance structure, related parties underwent a profound change with respect to the past.
In the first quarter of 2007 relations with related parties were attentively monitored and no situations emerged other than those typical of standard bank relations with individual and corporate customers. In particular, no transactions occurred which may be considered unusual and/or uncharacteristic.
New transactions entered into in the quarter included the credit lines, granted at standard market terms, for a total of 116.5 million euro, including 105 million euro with a mortgage guarantee, in favour of Ente Holding S.r.l., a wholly-owned subsidiary of the Pension Fund of the Sanpaolo IMI Group, included in related parties.
Policy as concerns the relations between various economic entities which make up the Group remains unchanged, and also the relationships with other related parties other than subsidiaries, associates and companies subject to joint control are unchanged. Normally, these transactions are regulated at market rates or are aligned with the most favourable conditions applied to personnel, when the necessary conditions exist.

Stock option plan

Lastly, it should be noted that on 25th April 2007 214,623 new Intesa Sanpaolo S.p.A. ordinary shares, with regular rights have been issued following the exercise by the Management of the merged company SANPAOLO IMI and its subsidiaries, of corresponding subscription rights relative to a stock option plan approved by the Board of Directors of the aforementioned Company on 17th December 2002, on the basis of the specific mandate conferred to the same Board by the Shareholders' Meeting of SANPAOLO IMI S.p.A. of 30th April 2002. This led to an increase in the ordinary share capital of Intesa Sanpaolo S.p.A. of 111,603.96 euro.

Stock price performance

In a favourable European economic context, the Italian stock market registered a slightly positive performance in the first quarter of the year (Comit index +2%) though lower than that of European markets in the same period (DJ Euro Stoxx index +3.4%). Performance was affected by the slump in financial markets at the end of February and only partly recovered in the following month.
The Italian banking industry, with an approximately 2% rise in the Comit banking index in the first quarter of the year, registered a performance in line with both the Italian market and European industry.
The price of the Intesa Sanpaolo ordinary share registered a progressive decrease until mid-March 2007 – after the over 7% posted by the Banca Intesa ordinary share in the last week of 2006 – and a rapid inversion in the trend in the second half of March, also following the publication of the 2006 results of Banca Intesa and SANPAOLO IMI, which led the share to close the quarter on levels close to those of the beginning of the year and limit the decline to 2.5% with respect to 2nd January 2007.
At the end of March 2007, the price of the Intesa Sanpaolo saving share recorded a 0.7% drop with respect to 2nd January 2007, thus reducing its discount with respect to the ordinary share to approximately 1.5%, from approximately 3% at the beginning of the year.
As at 31st March 2007, the capitalisation of Intesa Sanpaolo amounted to 72.5 billion euro, compared to the 74.3 billion euro of 2nd January 2007.

Intesa Sanpaolo ordinary shares quotation and banking index



6.10
6.00
5.90
5.80
5.70
5.60
5.50
5.40
5.30
5.20
Official price
3,130
3,078
3,027
2,976
2,925
2,873
2,822
2,771
2,719
2,668
Comit Banking index
29/12/2006
11/01/2007
24/01/2007
06/02/2007
19/02/2007
02/03/2007
15/03/2007
28/03/2007
Comit banking index
Intesa Sanpaolo quotation

Earnings per share

The indicator Earnings per share (EPS) is presented in the table below in the two formulations: "basic" and "diluted".

Basic EPS is calculated by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding.

Diluted EPS is calculated considering, at the denominator, the dilutive effect of the forecast issues of ordinary shares, which do not determine material effects and permit, therefore, the full convergence of the two ratios.

	31.03.2007			31.03.2006 (*)		
	Attributable net income (**) (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**	**Attributable net income (**)** (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**
Basic EPS	3,908	11,841,675,090	0.330	695	5,983,374,287	0.116
Diluted EPS	3,908	11,841,801,731	0.330	695	5,983,374,287	0.116
Basic EPS annualised (***)	15,633	11,841,675,090	1.320	2,779	5,983,374,287	0.464
Diluted EPS annualised (***)	15,633	11,841,801,731	1.320	2,779	5,983,374,287	0.464

(*) Figures for 2006 refer to Gruppo Intesa and have not been restated to consider the merger.

(**) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

(***) Net income is not indicative of forecast net income for the whole of 2007, since it is obtained by annualising net income for the period.

Price/book value

The index identifies the value attributed by the market to the share capital of a listed company and, therefore, indirectly to the entire value of its activities. Though it is affected by the exogenous factors which influence stock prices, the index measures the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital strength of the company. For the Intesa Sanpaolo Group, the index – calculated on average figures for the quarter and at period-end – is influenced by the significant increase in shareholders' equity connected to the merger.

(in millions of euro)

	31.03.2007	1st quarter 2007	2006	2005	2004	2003	2002
Market capitalisation	72,543	72,246	33,724	26,258	20,414	17,140	16,856
Shareholders' equity	51,254	51,254	17,435	15,337	15,328	14,521	14,061
Price / book value	**1.42**	**1.41**	**1.93**	**1.71**	**1.33**	**1.18**	**1.20**

Figures for the periods prior to 2007 refer to Gruppo Intesa and have not been restated to consider the merger. Average shareholders' equity for the years prior to 2005 has not been restated to consider IAS/IFRS.

Rating

After the merger, Intesa Sanpaolo received confirmation of all ratings assigned to Banca Intesa and Fitch upgraded the Support Rating to 1 from 2.

In April, following the update of the methodology used to determine ratings, Moody's upgraded the rating on long-term debt (to Aa2 from Aa3) and downgraded the financial strength rating BFSR (to B- from B).

	Rating Agency		
	Moody's	**Standard & Poor's**	**Fitch**
Short-term debt	P-1	A-1+	F1+
Long-term debt	Aa2	AA-	AA-
Outlook	Stable	Stable	Stable
Financial strength	B-	-	-
Individual	-	-	B
Support	-	-	1

Significant subsequent events

On 2nd April 2007 the sellers of the controlling shareholding in ***Ukrsotsbank*** (Ukraine) made known that they had exercised the right to terminate the relevant share purchase agreement signed with Banca Intesa on 14th February 2006 - as subsequently amended on 4th September 2006 - since the transaction was not completed within the scheduled deadline of 31st March 2007.

Again in April, Intesa Sanpaolo communicated to the market that it had started negotiations with Ente Cassa di Risparmio di Firenze aimed at the acquisition, by Intesa Sanpaolo, of control of ***Carifirenze*** which should lead to an expansion in the geographical area it currently covers. Ente Cassa di Risparmio di Firenze would in any case maintain a minority stake in the capital of Carifirenze and would acquire an interest in Intesa Sanpaolo.

On 4th May 2007 a group of Italian investors comprising Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Sintonia SA, together with the Spanish telecommunications operator Telefonica executed the sale-and-purchase agreement with Pirelli, Sintonia S.p.A. and Sintonia SA in respect of 100% of the share capital of ***Olimpia*** at a provisional price of 4.1 billion euro. The acquisition will occur through a new company, Telco S.p.A., destined to incorporate Olimpia S.p.A., which, after the merger, will hold an approximately 23.6% stake in the voting share capital of Telecom Italia, 18% of which acquired through Olimpia and 5.6% contributed by Generali and Mediobanca. Following the transaction and before the increase in share capital, Italian shareholders will hold a 57.7% stake, broken down as follows: Generali 28.1%; Intesa Sanpaolo 10.6%; Mediobanca 10.6%; Sintonia SA 8.4%, while Telefonica will hold the remaining 42.3% of Telco shares.

Projections for the whole year

The scenario expected for the rest of 2007 confirms the deceleration of bank lending and deposit collecting activities, consistent with the rise in interest rates and the forecast stabilisation in economic growth. As concerns, in particular, loans to enterprises, a definitive decline from the peaks of growth recorded at the end of 2006 can be expected, although in the framework of a market situation still favourable for the development of economic activities and, therefore, of demand for loans to fund working capital, fixed investments and M&A transactions. Furthermore, an incentive to growth in bank loans could stem, starting from the second half of 2007, from the definitive abandonment of the TFR (Employee termination indemnities) as a source of funding for companies with over 50 employees. As concerns households, demand for loans will be affected by the continuing cycle of rising interest rates, the further tax tightening on properties and the slowdown in real estate prices. Despite these limitative factors, household demand for loans will continue to be favoured by structural elements, such as the wide gap existing between the European average for the use of consumer credit, but also by the continuous innovation in offering policies, aimed at greater product flexibility and customisation, and by the extension of potential beneficiaries. A gradual slowdown is expected also for funding, due to the continuing rise in money market interest rates, which is expected to affect the growth of on demand deposits. A deceleration of bonds is also forecast, essentially as a result of the lower growth rate of long-term loans. In parallel, a moderate development is expected for asset management. In 2007 bank financial statements should confirm the positive trend of last year, reflecting the combined effect of improvements in income-generation and operating efficiency.
The outlook for 2007 is positive for the Intesa Sanpaolo Group, with results registering a growth trend in line with the guidelines of the Business Plan.
The above considerations do not take into account extraordinary income, of which only a part, though significant, was earned over the first three months of the current year.

The Management Board

Torino, 15th May 2007

Declaration of the Manager in charge of preparing the Company's financial reports
I hereby declare, pursuant to art. 154 bis, par. 2 of Legislative Decree 58/98, that the accounting figures contained in the present Report correspond to the records, books and accounts of the Company.

The Manager in charge of preparing
the Company's financial reports

B. Picca

Contacts

Intesa Sanpaolo S.p.A.

Registered Office:
Piazza San Carlo, 156
10121 Torino
Tel. +39 011 5551

Secondary Registered Office:
Via Monte di Pietà, 8
20121 Milano
Tel. +39 02 87911

Investor Relations
Tel. +39 02 8794 3180
Fax +39 02 8794 3123
E-mail investor.relations@intesasanpaolo.com

Media Relations
Tel. +39 02 8796 3531
Fax +39 02 8796 2098
E-mail stampa@intesasanpaolo.com

Internet : www.intesasanpaolo.com

Financial calendar

Management Board - Results as at 30th June 2007:	11th September 2007
Management Board - Results as at 30th September 2007:	13th November 2007

END